As filed with the Securities and Exchange Commission on December 19, 2008
File Nos. 333-121061
811-05845
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 6	☒
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 46	☒

Van Kampen
Senior Loan Fund
(Exact Name of Registrant as Specified in Declaration of Trust)

522 Fifth Avenue, New York, New York 10036
(Address of Principal Executive Offices)

(212) 296-6990
(Registrant’s Telephone Number, including Area Code)

Amy Doberman, Esq.
Managing Director
Van Kampen Investments Inc.
522 Fifth Avenue
New York, New York 10036
(212) 296-6990
(Name and Address of Agent for Service)

Copies to:

Charles B. Taylor, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 W. Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  [X]
It is proposed that this filing will become effective:

☐	when declared effective pursuant to section 8(c) of the Securities Act of 1933

(X)	immediately upon filing pursuant to paragraph (b) of Rule 486

☐	On (date) pursuant to paragraph (b) of Rule 486

☐	60 days after filing pursuant to paragraph (a) of Rule 486
☐	on (date) pursuant to paragraph (a) of Rule 486
☐	This post-effective amendment designates a new effective date for a previously filed registration statement.

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

	Amount of	Proposed Maximum	Proposed Maximum	Amount of
Title of Securities	Shares Being	Offering	Aggregate	Registration
Being Registered	Registered	Price per Unit*	Offering Price*	Fee
Common Shares of Beneficial Interest, designated as Class A Shares	30,000,000	$4.13	$123,900,000	$4,869.27
Common Shares of Beneficial Interest, designated as Class B Shares	2,500,000	$4.13	$10,325,000	$405.77
Common Shares of Beneficial Interest, designated as Class C Shares	30,000,000	$4.13	$123,900,000	$4,869.27

*	Estimated solely for the purpose of calculating the registration fee.

MUTUAL FUNDS Van Kampen Senior Loan Fund This Prospectus is dated December 19, 2008 CLASS A SHARES CLASS B SHARES CLASS C SHARES CLASS IB SHARES CLASS IC SHARES

Van Kampen Senior Loan Fund’s investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund’s investment adviser seeks to achieve the Fund’s investment objective by investing primarily in adjustable rate senior loans.

(Continued on next page)

Shares of the Fund have not been approved or disapproved by the Securities and Exchange Commission (SEC) or any state regulator, and neither the SEC nor any state regulator has passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

(Continued from preceding page)

Senior loans are business loans that have a senior right to payment. They are made to corporations and other borrowers and are often secured by specific assets of the borrower. The Fund believes that investing in adjustable rate senior loans should limit fluctuations in net asset value caused by changes in interest rates. You should, however, expect the Fund’s net asset value to fluctuate as a result of changes in borrower credit quality and other factors.

There is no assurance that the Fund will achieve its investment objective. You should carefully consider the risks of investing in the Fund, including that the Fund may invest all or a substantial portion of its assets in below investment grade senior loans, which are often referred to as high-yielding, high risk investments or “junk” investments. See “Risks.”

This Prospectus offers three classes of common shares of beneficial interest (collectively the “Shares”) of the Fund, designated as Class A Shares, Class B Shares and Class C Shares, and describes two other classes of Shares, designated as Class IB Shares and Class IC Shares, which are not continuously offered. The Fund’s Shares have no trading market and no market is expected to develop. You should consider your investment in the Fund to be illiquid. In order to provide liquidity to shareholders, the Fund will make monthly offers to repurchase a portion of its outstanding Shares at net asset value as described herein. There is no guarantee that you will be able to sell your Shares at any given time.

The Fund will make monthly offers to repurchase between 5% and 25% of its outstanding Shares at net asset value, subject to certain conditions. The repurchase request deadline will be the third Friday of each calendar month (or the preceding business day if such third Friday is not a business day). The repurchase price will be the Fund’s net asset value as determined after the close of business on the repurchase pricing date. Under normal circumstances, the Fund expects that the repurchase pricing date will be the repurchase request deadline. The Fund generally will pay repurchase proceeds by the third business day after the repurchase pricing date, although payment for shares may be as many as seven days after the repurchase request deadline; in any event, the Fund will pay such proceeds at least five business days before notification of the next repurchase offer. See “Repurchase of Shares.”

The Fund’s investment adviser is Van Kampen Asset Management (the “Adviser”). The Fund continuously offers its Class A Shares, Class B Shares and Class C Shares through Van Kampen Funds Inc., as principal underwriter (“VKF”), and through selected broker-dealers and financial services firms. The Fund also has outstanding Class IB Shares and Class IC Shares. All Class B Shares of the Fund that were outstanding as of February 18, 2005 were redesignated as a new class of Shares designated as Class IB Shares and all Class C Shares of the Fund that were outstanding as of February 18, 2005 were redesignated as a new class of Shares designated as Class IC Shares. The Class IB Shares and the Class IC Shares are not continuously offered. The only new Class IB Shares and Class IC Shares to be issued are those Class IB Shares and Class IC Shares issued to satisfy dividend and capital gain reinvestment. Shares are sold at their offering price, which is net asset value per Share for each class of Shares plus sales charges, where applicable. See “Fees and Expenses of the Fund” and “Purchase of Shares.”

This Prospectus sets forth the information about the Fund that you should know before investing. You should keep it for future reference. More information about the Fund, including a Statement of Additional Information dated December 19, 2008, the Fund’s Annual and Semiannual Reports, has been filed with the SEC. This information is available upon written or oral request without charge from our web site at www.vankampen.com. You may also get a copy of any of these materials, request other information about the Fund and make other inquiries by calling (800) 847-2424. The Fund’s Statement of Additional Information is incorporated herein by reference. A table of contents for the Statement of Additional Information is on page 55. The SEC maintains a web site at www.sec.gov that contains the Fund’s Statement of Additional Information, material incorporated by reference and other information about SEC registrants, including the Fund.

Fees and Expenses of the Fund	4

Prospectus Summary	5

Financial Highlights	11

The Fund	16

Investment Objective and Principal Investment Strategies	16

Risks	23

Investment Practices and Special Risks	28

Management of the Fund	30

Purchase of Shares	32

Repurchase of Shares	43

Distributions from the Fund	46

Shareholder Services	47

Description of Shares	50

Federal Income Taxation	52

Communications With Shareholders/Performance Information	54

Custodian, Dividend Disbursing Agent and Transfer Agent	55

Legal Opinions	55

Independent Registered Public Accounting Firm	55

Additional Information	55

Table of Contents for the Statement of Additional Information	56

No dealer, salesperson or any other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offer contained in this Prospectus and, if given or made, such other information or representations must not be relied upon as having been authorized by the Fund, the Fund’s investment adviser or the Fund’s principal underwriter. This Prospectus does not constitute an offer by the Fund or by the Fund’s principal underwriter to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful for the Fund to make such an offer in such jurisdiction.

Fees and Expenses
of the Fund
• • • • • • • • • • • • • • • • • • • • • • • • • • • •

The following tables are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Fund.

	Class A		Class B		Class C		Class IB		Class IC
	Shares		Shares		Shares		Shares		Shares

Shareholder Transaction Expenses

Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	3.25%	(1)	None		None		None	(5)	None	(5)

Maximum early withdrawal charge (as a percentage of the lesser of original purchase price or repurchase proceeds)	None	(2)	3.00%	(3)	1.00%	(4)	None	(5)	None	(5)

Annual Fund Operating Expenses (as a percentage of net assets attributable to Shares and are based on expenses incurred during the fiscal year ended July 31, 2008)

Investment advisory fee(6)	0.86%		0.86%		0.86%		0.86%		0.86%

Distribution and/or service fees(7)	0.25%	(8)	1.00%	(8),(9)	1.00%	(8),(9)	None		0.15%	(8)

Interest payments on borrowed funds	1.07%		1.04%		1.06%		1.04%		1.04%

Other Expenses
Administration fee(6)	0.25%		0.25%		0.25%		0.25%		0.25%
Other	0.33%		0.34%		0.34%		0.34%		0.34%

Total annual operating expenses	2.76%	(8)	3.49%	(8)	3.51%	(8)	2.49%		2.64%	(8)

(1)	Reduced for purchases of $100,000 and over. See “Purchase of Shares — Class A Shares.”
(2)	Investments of $1 million or more are not subject to any sales charge at the time of purchase, but an early withdrawal charge of 1.00% may be imposed on certain repurchases by the Fund made within eighteen months of purchase. See “Purchase of Shares — Class A Shares.”
(3)	The maximum early withdrawal charge is 3.00% in the first year after purchase and declines thereafter as follows:
Year 1–3.00%
Year 2–2.00%
Year 3–1.50%
Year 4–1.00%
Year 5–0.50%
After–None

(4)	The maximum early withdrawal charge is 1.00% in the first year after purchase and 0.00% thereafter.
(5)	Class IB Shares and Class IC Shares are not continuously offered. Class IB Shares and Class IC Shares have no early withdrawal charges (the early withdrawal schedules applicable to the former Class B Shares and former Class C Shares outstanding on February 18, 2005 have been terminated).
(6)	See “Management of the Fund” for additional information.
(7)	Class A Shares are subject to a combined annual distribution and service fee of up to 0.25% of average daily net assets attributable to such class of Shares. Class B Shares and Class C Shares are each subject to a combined annual distribution and service fee of up to 1.00% of the average daily net assets attributable to such class of Shares. Class IC Shares are subject to a service fee of up to 0.25% of average daily net assets attributable to such class of Shares. The Fund’s Board of Trustees has only authorized the Fund to make service fee payments not to exceed 0.15% of the Fund’s average daily net assets attributable to Class IC Shares for any fiscal year. See “Purchase of Shares.”
(8)	The Fund’s principal underwriter is currently waiving or reimbursing a portion of the Fund’s “Distribution and/or service fees” such that such fees were 0.00%, 0.75%, 0.75% and 0.00% for each of Class A Shares, Class B Shares, Class C Shares and Class IC Shares, respectively, and the “Total annual operating expenses” were 2.51%, 3.24%, 3.26% and 2.49% for Class A Shares, Class B Shares, Class C Shares and Class IC Shares, respectively, for the fiscal year ended July 31, 2008. The fee waivers or expenses reimbursements can be terminated at any time. Amounts that are waived or reimbursed are permanently foregone and will not be recouped or recaptured in future periods.
(9)	While Class B Shares and Class C Shares do not have any front-end sales charges, their higher ongoing annual expenses (due to higher distribution and service fees) mean that over time you could end up paying more for these Shares than if you were to pay front-end sales charges for Class A Shares.

Example:

The following example is intended to help you compare the cost of investing in the Fund with the costs of investing in other funds.

The example assumes that you invest $1,000 in the Fund for the time periods indicated and the Fund repurchases all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same each year (except for the ten-year amounts for Class B Shares which reflect the conversion of Class B Shares to Class A Shares eight years after the end of the calendar month in which the Shares were purchased) and that all dividends and other distributions are reinvested at net asset value. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One	Three	Five	Ten
	Year	Years	Years	Years

Class A Shares	$60	$115	$174	$331

Class B Shares	$65	$122	$186	$360 *

Class C Shares	$45	$108	$182	$378

Class IB Shares	$25	$78	$133	$283

Class IC Shares	$27	$82	$140	$297

You would pay the following expenses if you did not tender your Shares for repurchase by the Fund:

	One	Three	Five	Ten
	Year	Years	Years	Years

Class A Shares	$60	$115	$174	$331

Class B Shares	$35	$107	$181	$360 *

Class C Shares	$35	$108	$182	$378

Class IB Shares	$25	$78	$133	$283

Class IC Shares	$27	$82	$140	$297

*	Based on conversion to Class A Shares eight years after the end of the calendar month in which the Shares were purchased.

This example should not be considered a representation of future expenses, and the Fund’s actual expenses may be more or less than those shown.

Prospectus Summary
• • • • • • • • • • • • • • • • • • • • • • • • • • • •

This summary is qualified by reference to the more detailed information included elsewhere in this Prospectus and in the Statement of Additional Information.

The Fund
The Fund is a diversified, closed-end management investment company. The Fund completed an initial public offering in October 1989. The Fund has continuously offered its Shares since November 1989. In June 2003, the Fund completed a transaction in which it redesignated its Shares issued before June 13, 2003 as Class B Shares and issued new Class C Shares to the shareholders of Van Kampen Senior Floating Rate Fund in exchange for the assets and liabilities of that fund. On February 18, 2005, the Fund redesignated its Class B Shares issued before February 18, 2005 as a new class of Shares designated Class IB Shares and redesignated its Class C Shares issued before February 18, 2005 as a new class of Shares designated Class IC Shares. On February 18, 2005, the Fund commenced offering new Class A Shares, new Class B Shares and new Class C Shares (the new Class B Shares and new Class C Shares have different fees, expenses and characteristics than the original Class B Shares and Class C Shares).

The Offering
The Fund now continuously offers three classes of Shares — Class A Shares, Class B Shares and Class C Shares — through VKF and through selected broker-dealers and financial services firms. Class IB Shares and Class IC Shares are not continuously offered. The only new Class IB Shares and Class IC Shares to be issued are those Class IB Shares and Class IC Shares issued to satisfy dividend and capital gain reinvestments. Shares are sold at their offering price, which is net asset value per Share for such class of Shares plus sales charges where applicable. Class A Shares are subject to an up front sales charge of up to 3.25%. There is no initial sales charge or underwriting discount on purchases of Class B and Class C Shares but such Shares are subject to early withdrawal charges of up to 3% and 1%, respectively. The Class IB Shares and Class IC Shares have no early withdrawal charges (the early withdrawal schedules applicable to the former Class B Shares and former Class C Shares outstanding on February 18, 2005 have been terminated). VKF pays the broker-dealers and financial services firms participating in the continuous offering.

Investment Objective
The Fund’s investment objective is to provide a high level of current income, consistent with preservation of capital. Although the Fund seeks capital preservation, it is not a money market fund or a certificate of deposit, and it differs substantially from these products with respect to risks and liquidity, among other factors. There is no assurance that the Fund will achieve its investment objective. You should carefully consider the risks of investing in the Fund. See “Risks.”

Principal Investment Strategies
Under normal market conditions, the Fund’s investment adviser seeks to achieve the Fund’s investment objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in adjustable rate senior loans (“Senior Loans”). Senior Loans are business loans made to borrowers that may be corporations, partnerships or other entities (“Borrowers”). These Borrowers operate in a variety of industries and geographic regions. The interest rates on Senior Loans adjust periodically, and the Fund’s portfolio of Senior Loans will at all times have a dollar-weighted average time until the next interest rate adjustment of 90 days or less. The Fund believes that investing in adjustable rate Senior Loans should limit fluctuations in its net asset value caused by changes in interest rates.

Senior Loans generally are negotiated between a Borrower and several financial institution lenders (“Lenders”) represented by one or more Lenders acting as agent of all the Lenders (“Agent”). The Agent is responsible for negotiating the loan agreement (the “Loan Agreement”) that establishes the terms and conditions of the Senior Loan and the rights of the Borrower and the Lenders. The Fund may act as one of the group of original Lenders originating a Senior Loan, may purchase assignments of portions of Senior Loans from third parties and may invest in participations in Senior Loans. Senior Loans may include certain senior debt that is in the form of notes and not Loan Agreements.

Senior Loans have the most senior position in a Borrower’s capital structure or share the senior position with other senior debt securities of the Borrower. This capital structure position generally gives holders of Seniors Loans a priority claim on some or all of the Borrower’s assets in the event of default. Most of the Fund’s Senior Loan investments will be secured by specific assets of the Borrower; however, the Fund may invest up to 20% of its total assets in Senior Loans that are not secured by specific collateral. Senior Loans also have contractual terms designed to protect Lenders. The Fund generally acquires Senior Loans of Borrowers that, among other things, in the Adviser’s judgment, can make timely payments on their Senior Loans and that satisfy other credit standards established by the Adviser. Because of their protective features, the Fund and the Adviser believe that Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty may represent attractive investment opportunities.

Borrower credit risk. Investing in Senior Loans does involve investment risk, and some Borrowers default on their Senior Loan payments. The Fund may invest all or a substantial portion of its assets in below investment grade Senior Loans, which are considered speculative by rating agencies (and are often referred to as high-yielding, high risk investments or as “junk” investments). The Fund attempts to manage these risks through selection of a varied portfolio of Senior Loans and careful analyses and monitoring of Borrowers. Nevertheless, you should expect that the Fund’s net asset value will fluctuate as a result of changes in the credit quality of Borrowers and other factors. See “Risks — Borrower credit risk.”

Other investment policies. Other investment policies of the Fund include the following: the Fund may invest up to 20% of its total assets in Senior Loans that are not secured by any specific collateral; the Fund may invest up to 20% of its total assets in Senior Loans made to non-U.S. Borrowers provided that no more than 5% of these Senior Loans or other assets are non-U.S. dollar denominated; and the Fund may invest up to 20% of its total assets in any combination of (1) warrants and equity securities, in each case the Fund must own or acquire a Senior Loan of the same issuer, (2) junior debt securities or securities with a lien on collateral lower than a senior claim on collateral (collectively, “junior debt securities”), (3) high quality short-term debt securities, (4) credit-linked deposits and (5) Treasury Inflation Protected Securities (“U.S. TIPS”) and other inflation-indexed bonds issued by the U.S. government, its agencies or instrumentalities.

The Fund may utilize financial leverage (i) to provide the Fund with additional liquidity to meet its obligations to repurchase its Shares pursuant to its repurchase offers and (ii) for investment purposes (i.e., to use such financial leverage to purchase additional portfolio securities consistent with the Fund’s investment objective and primary investment strategy) to benefit the Fund’s Common Shares. Generally speaking, if the Fund can invest the proceeds from financial leverage (i.e., money from borrowings or issuing preferred shares) in portfolio securities that have higher rates of return than the costs of such financial leverage and other expenses of the Fund, then the holders of Common Shares would have a net benefit. The Fund’s policy on financial leverage allows the Fund to use financial leverage in the form of borrowings and/or preferred shares to the maximum extent allowable under the Investment Company Act of 1940, as amended (the “1940 Act”). The Adviser and the Fund’s Board of Trustees will regularly review the Fund’s use of financial leverage (i.e., the relative costs and benefits of leverage on the Fund’s Common Shares) and review the alternative means to leverage (i.e., the relative benefits and costs of borrowing versus issuing preferred shares).

Repurchase Offers
The Fund has a fundamental policy whereby it commits to make offers to repurchase Shares of the Fund. In order to provide liquidity to shareholders, the Fund will make monthly offers to repurchase between 5% and 25% of its outstanding Shares at net asset value, subject to certain conditions. The repurchase request deadline will be the third Friday of each calendar month (or the preceding business day if such third Friday is not a business day). The repurchase price will be the Fund’s net asset value as determined after the close of business on the repurchase pricing date. Under normal circumstances, the Fund expects that the repurchase pricing date will be the repurchase request deadline. The Fund generally will pay repurchase proceeds by the third business day after the repurchase pricing date, although payment for Shares may be as many as seven days after the repurchase request deadline; in any event, the Fund will pay such proceeds at least five business days before notification of the next repurchase offer.

The Fund will impose an early withdrawal charge payable to VKF on most Class B Shares accepted for repurchase that have been held for less than five years and on most Class C Shares accepted for repurchase that have been held for less than one year. There is generally no early withdrawal charge on Class A Shares, although the Fund in certain circumstances may impose an early withdrawal charge on Class A Shares accepted for repurchase by the Fund which have been held for less than eighteen months. See “Purchase of Shares — Class A Shares.” There are no early withdrawal charges on Class IB Shares or on Class IC Shares. The Fund may borrow to, among other things, finance repurchases of Shares. Borrowings entail additional risks.

Investment Adviser
Van Kampen Asset Management is the Fund’s investment adviser. See “Management of the Fund.”

Administrator
VKF, the Fund’s principal underwriter, also serves as the Fund’s administrator (in such capacity, the “Administrator”). See “Management of the Fund.”

Fees and Expenses
The Fund will pay the Adviser a fee based upon the average daily net assets of the Fund. The Fund will pay the Administrator a fee based upon the average daily net assets of the Fund. See “Management of the Fund.”

Distribution Plan and Service Plan
The Fund has adopted a distribution plan (the “Distribution Plan”) with respect to each of its Class A Shares, Class B Shares and Class C Shares and in so doing has agreed to comply with Rule 12b-1 under the 1940 Act, as if the Fund were an open-end investment company. The Fund also has adopted a service plan (the “Service Plan”) with respect to each of its Class A Shares, Class B Shares, Class C Shares and Class IC Shares. There is no Distribution Plan or Service Plan for Class IB Shares and no Distribution Plan for Class IC Shares. Under the Distribution Plan and the Service Plan, the Fund pays distribution fees in connection with the sale and distribution of Class A Shares, Class B Shares and Class C Shares and service fees in connection with the provision of ongoing services to shareholders of Class A Shares, Class B Shares, Class C Shares and Class IC Shares and the maintenance of such shareholders’ accounts. See “Purchase of Shares — Distribution Plan and Service Plan.”

Distributions
The Fund plans to make monthly distributions of substantially all net investment income. Distributions cannot be assured, and the amount of each distribution is likely to vary. Net capital gain, if any, will be distributed at least annually. A convenient way for investors to accumulate additional Shares is by reinvesting dividends and capital gain dividends in Shares of the Fund. Such Shares are acquired at net asset value per Share (without a sales charge) on the applicable payable date of the dividend or capital gain dividend. Unless the shareholder instructs otherwise, with respect to Class A Shares, Class B Shares and Class C Shares, the

reinvestment plan is automatic. With respect to Class IC Shares and Class IB Shares, previous instructions regarding reinvestment of dividends and capital gain dividends will continue to apply until such shareholder changes his or her instruction.

Special Risk Considerations
No trading market for Shares. The Fund is a closed-end investment company designed primarily for long-term investors and not as a trading vehicle. While there is no restriction on transferring the Shares, the Fund does not intend to list the Shares for trading on any national securities exchange. There is no secondary trading market for Shares. An investment in the Shares is illiquid. There is no guarantee that you will be able to sell all of the Shares that you desire to sell in any repurchase offer by the Fund.

Senior Loans. There is less readily available, reliable information about most Senior Loans than is the case for many other types of securities. In addition, there is no minimum rating or other independent evaluation of a Borrower or its securities limiting the Fund’s investments, and the Adviser relies primarily on its own evaluation of Borrower credit quality rather than on any available independent sources. As a result, the Fund is particularly dependent on the analytical abilities of the Adviser.

Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active trading market exists for many Senior Loans. As a result, many Senior Loans are illiquid, meaning that the Fund may not be able to sell them quickly at a fair price. The market for illiquid securities is more volatile than the market for liquid securities. The market could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. Although the Fund believes that investing in adjustable rate Senior Loans should limit fluctuations in net asset value as a result of changes in interest rates, extraordinary and sudden changes in interest rates could nevertheless disrupt the market for Senior Loans and result in fluctuations in the Fund’s net asset value. However, many Senior Loans are of a large principal amount and are held by a large number of owners. In the Adviser’s opinion, this should enhance their liquidity. In addition, in recent years the number of institutional investors purchasing Senior Loans has increased. The risks of illiquidity are particularly important when the Fund’s operations require cash, and may in certain circumstances require that the Fund borrow to meet short-term cash requirements. Illiquid securities are also difficult to value. See “Investment Objective and Principal Investment Strategies.”

Selling Lenders and other persons positioned between the Fund and the Borrower will likely conduct their principal business activities in the banking, finance and financial services industries. The Fund may be more at risk to any single economic, political or regulatory occurrence affecting such industries.

Borrower credit risk. Senior Loans, like most other debt obligations, are subject to the risk of default. Default in the payment of interest or principal on a Senior Loan will result in a reduction in income to the Fund, a reduction in the value of the Senior Loan and a potential decrease in the Fund’s net asset value. The risk of default will increase in the event of an economic downturn or a substantial increase in interest rates.

The Fund may acquire Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty, including Senior Loans issued in highly leveraged transactions. The Fund may even acquire and retain in its portfolio Senior Loans of Borrowers that have filed for bankruptcy protection. Because of the protective terms of Senior Loans, the Adviser believes that the Fund is more likely to recover more of its investment in a defaulted Senior Loan than would be the case for most other types of defaulted debt securities. Nevertheless, even in the case of collateralized Senior Loans, there is no assurance that sale of the collateral would raise enough cash to satisfy the Borrower’s payment obligation or that the collateral can or will be liquidated. In the case of bankruptcy, liquidation may not occur and the court may not give Lenders the full benefit of their senior position. Uncollateralized Senior Loans involve a greater risk of loss.

Investment in non-U.S. issuers. The Fund may invest up to 20% of its total assets, measured at the time of investment, in Senior Loans to Borrowers that are organized or located in countries other than the United States, provided that no more than 5% of these Senior Loans or other assets are non-U.S. dollar denominated. Investment in non-U.S. issuers involves special risks, including that non-U.S. issuers may be subject to less rigorous accounting and reporting requirements than U.S. issuers, less rigorous regulatory requirements, different legal systems and laws relating to creditors’ rights, the potential inability to enforce legal judgments and the potential for political, social and economic adversity. Investments by the Fund in non-U.S. dollar denominated investments will be subject to currency risk. Currency risk is the risk that fluctuations in the exchange rates between the U.S. dollar and non-U.S. currencies may negatively affect an investment. The value of investments denominated in non-U.S. currencies may fluctuate based on changes in the value of those currencies relative to the U.S. dollar, and a decline in applicable foreign exchange rates could reduce the value of such investments held by the Fund. The Fund also may hold non-U.S. dollar denominated Senior Loans or other securities received as part of a reorganization or restructuring.

Participations. The Fund may purchase participations in Senior Loans. Under a participation, the Fund generally will have rights that are more limited than the rights of Lenders or of persons who acquire a Senior Loan by assignment. In a participation, the Fund typically has a contractual relationship with the Lender selling the participation, but not with the Borrower. As a result, the Fund assumes the credit risk of the Lender selling the participation in addition to the credit risk of the Borrower. In the event of the insolvency of the Lender selling the participation, the Fund may be treated as a general creditor of the Lender and may not have a senior claim to the Lender’s interest in the Senior Loan. Certain participations in Senior Loans are illiquid, meaning the Fund may not be able to sell them quickly at a fair price. Illiquid securities are also difficult to value. The Fund presently does not intend to invest more than 5% of its net assets in participations in Senior Loans.

Repurchase offer risks. If the Fund repurchases more Shares than it is able to sell, the Fund’s net assets may decline and its expense ratios may increase, and the Fund’s ability to achieve its investment objective may be adversely affected. Moreover, this may force the Fund to sell assets it would not otherwise sell, and the Fund may be forced to dispose of Fund assets that may have declined in value. The Fund may borrow money to, among other things, finance repurchases of Shares. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of any borrowings will be senior to the rights of shareholders. The loan agreement for any borrowing likely will limit certain activities of the Fund, including the payment of dividends to holders of Shares in certain circumstances. Interest payments and fees incurred in connection with borrowings to finance repurchases of Shares will reduce the amount of net income available for payment to shareholders and may increase volatility of the net asset value of the Common Shares. See also the next section below on “Financial Leverage” and the section of the Prospectus entitled “Repurchase of Shares.”

Financial leverage. There are risks associated with borrowing or issuing preferred shares in an effort to increase the yield and distributions on the Common Shares, including that the costs of the financial leverage exceed the income from investments made with such leverage, the higher volatility of the net asset value of the Common Shares, and that fluctuations in the interest rates on the borrowing or dividend rates on preferred shares may affect the yield and distributions to the Common Shareholders. The Fund’s use of leverage also may impair the ability of the Fund to maintain its qualification for federal income taxes as a regulated investment company.

As long as the Fund is able to invest the proceeds of any financial leverage in senior loans or other investments that provide a higher net return than the then cost of such financial leverage (i.e., the current interest rate on any borrowing or dividend rate of any preferred shares after taking into account the expenses of any borrowing or preferred shares offering) and the Fund’s operating expenses, the effect of leverage will be to cause the Common Shareholders to realize a higher current rate of return than if the Fund were not leveraged. However, if the current costs of financial leverage were to exceed the return on such proceeds after expenses (which the Adviser believes to be an unlikely scenario), the Common Shareholders would have a lower rate of return than if the Fund had an unleveraged capital structure.

During any annual period when the Fund has a net payable on the interest due on borrowings or the dividends due on any outstanding preferred shares, the failure to pay on such amounts would preclude the Fund from paying dividends on the Common Shares. The rights of lenders to the Fund to receive interest on and repayment of principal on any borrowings will be senior to those of the holders of the Common Shares, and the terms of any such borrowings may contain provisions which limit certain activities of the Fund, including the payment of dividends to holders of Common Shares in certain circumstances, and may require the Fund to pledge assets to secure such borrowings. Further, the terms of such borrowings may, and the 1940 Act does (in certain circumstances), grant to the lenders to the Fund certain voting rights in the event of default in the payment of interest on or repayment of principal. In addition, under the 1940 Act, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless, at the time of such declaration and after deducting the amount of such dividend or distribution, the Fund is in compliance with the asset coverage requirements of the 1940 Act. Such prohibition on the payment of dividends or distributions might impair the ability of the Fund to maintain its qualification, for federal income tax purposes, as a regulated investment company. The Fund intends, however, to the extent possible, to repay borrowings or redeem any outstanding preferred securities from time to time if necessary, which may involve the payment by the Fund of a premium and the sale by the Fund of portfolio securities at a time when it may be disadvantageous to do so, to maintain compliance with such asset coverage requirements.

If there are preferred shares issued and outstanding, holders of the preferred shares will elect two Trustees. In addition, the terms of any preferred shares or borrowing may entitle holders of the preferred shares or lenders, as the case may be, to elect a majority of the Board of Trustees in certain other circumstances.

Certain investment practices. The Fund may use various investment practices that involve special risks, including engaging in interest rate and other hedging and risk management transactions. See “Investment Practices and Special Risks.”

Anti-takeover provisions. The Fund’s Declaration of Trust includes provisions that could limit the ability of other persons to acquire control of the Fund or to change the composition of its Board of Trustees. See “Description of Shares — Anti-Takeover Provisions in the Declaration of Trust.”

Investor Profile
In light of the Fund’s investment objective and principal investment strategies, the Fund may be appropriate for investors who:

•	seek high current income

•	wish to add to their investment portfolio a fund that invests primarily in adjustable rate senior loans

Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or depository institution. Shares are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. Shares involve investment risks, including the possible loss of your investment.

An investment in the Fund may not be appropriate for all investors. The Fund is not intended to be a complete investment program, and investors should consider their long-term investment goals and financial needs when making an investment decision about the Fund. An investment in the Fund is intended to be a long-term investment, and the Fund should not be used as a trading vehicle.

Financial Highlights
• • • • • • • • • • • • • • • • • • • • • • • • • • • •

Class A Shares. The following schedule presents financial highlights for one Class A Share of the Fund outstanding for the periods indicated. This information has been audited by Deloitte & Touche LLP, the Fund’s independent registered public accounting firm, whose report, along with the Fund’s most recent financial statements, may be obtained from our web site at www.vankampen.com or by calling the telephone number on the last page of this Prospectus. This information should be read in conjunction with the financial statements and related notes included in the Fund’s Annual Report.

				February 18, 2005
				(Commencement
	Year Ended July 31,			of Operations) to
	2008	2007	2006	July 31, 2005

Net Asset Value, Beginning of the Period	$8.65	$8.99	$9.10	$9.12

Net Investment Income (a)	0.61	0.66	0.54	0.18
Net Realized and Unrealized Loss	(1.17)	(0.29)	(0.15)	(0.04)

Total from Investment Operations	(0.56)	0.37	0.39	0.14
Less Distributions from Net Investment Income	0.61	0.71	0.50	0.16

Net Asset Value, End of the Period	$7.48	$8.65	$8.99	$9.10

Total Return (b)	–6.70%	4.06%	4.39%	1.75% **
Net Assets at End of the Period (In millions)	$281.4	$544.7	$91.0	$54.0
Ratios to Average Net Assets:*
Operating Expense	1.44%	1.41%	1.39%	1.42%
Interest Expense	1.07%	1.09%	0.10%	0.04%
Total Net Expense	2.51%	2.50%	1.49%	1.46%
Net Investment Income	7.55%	7.34%	5.95%	4.44%
Portfolio Turnover (c)	35%	74%	84%	90%
* If certain expenses had not been voluntarily assumed by the Adviser, total return would have been lower and the ratios would have been as follows:
Ratios to Average Net Assets:
Operating Expense	1.69%	1.66%	1.64%	1.67%
Interest Expense	1.07%	1.09%	0.10%	0.04%
Total Gross Expense	2.76%	2.75%	1.74%	1.71%
Net Investment Income	7.30%	7.09%	5.70%	4.19%

Senior Indebtedness:
Total Borrowing Outstanding (In thousands)	$458,000	$555,000	$195,000	$123,000
Asset Coverage Per $1,000 Unit of Senior Indebtedness (d)	$4,538	$5,543	$10,127	$18,767

(a)	Based on average shares outstanding.
(b)	Assumes reinvestment of all distributions for the period and does not include payment of the maximum sales charge of 3.25% or early withdrawal charge. On purchases of $1 million or more, an early withdrawal charge of 1% may be imposed on certain repurchases by the Fund made within eighteen months of purchase. If the sales charges were included, total returns would be lower. These returns include combined distribution and services fees of up to .25% and do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the repurchases by the Fund of Fund shares.
(c)	Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests.
(d)	Calculated by subtracting the Fund’s total liabilities (not including the Borrowings) from the Fund’s total assets and dividing by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.
**	Non-Annualized

Class B Shares. The following schedule presents financial highlights for the periods indicated. This information has been audited by Deloitte & Touche LLP, the Fund’s independent registered public accounting firm, whose report, along with the Fund’s most recent financial statements, may be obtained from our web site at www.vankampen.com or by calling the telephone number on the last page of this Prospectus. This information should be read in conjunction with the financial statements and related notes included in the Fund’s Annual Report.

				February 18, 2005
				(Commencement
	Year Ended July 31,			of Operations) to
	2008	2007	2006	July 31, 2005

Net Asset Value, Beginning of the Period	$8.65	$8.99	$9.10	$9.12

Net Investment Income (a)	0.55	0.60	0.47	0.14
Net Realized and Unrealized Loss	(1.17)	(0.30)	(0.14)	(0.03)

Total from Investment Operations	(0.62)	0.30	0.33	0.11
Less Distributions from Net Investment Income	0.55	0.64	0.44	0.13

Net Asset Value, End of the Period	$7.48	$8.65	$8.99	$9.10

Total Return (b)	–7.43%	3.29%	3.63%	1.41% **
Net Assets at End of the Period (In millions)	$29.6	$41.5	$17.8	$10.8
Ratios to Average Net Assets:*
Operating Expense	2.20%	2.18%	2.14%	2.18%
Interest Expense	1.04%	1.10%	0.10%	0.04%
Total Net Expense	3.24%	3.28%	2.24%	2.22%
Net Investment Income	6.76%	6.67%	5.24%	3.73%
Portfolio Turnover (c)	35%	74%	84%	90%
* If certain expenses had not been voluntarily assumed by the Adviser, total return would have been lower and the ratios would have been as follows:
Ratios to Average Net Assets:
Operating Expense	2.45%	2.43%	2.39%	2.43%
Interest Expense	1.04%	1.10%	0.10%	0.04%
Total Gross Expense	3.49%	3.53%	2.49%	2.47%
Net Investment Income	6.51%	6.42%	4.99%	3.48%

Senior Indebtedness:
Total Borrowings Outstanding (In thousands)	$458,000	$555,000	$195,000	$123,000
Asset Coverage per $1,000 Unit of Senior Indebtedness (d)	$4,538	$5,543	$10,127	$18,767

(a)	Based on average shares outstanding.
(b)	Assumes reinvestment of all distributions for the period and does not include payment of the maximum early withdrawal charge of 3%, charged on certain repurchases by the Fund made within one year of purchase and declining to 0% after the fifth year. If the sales charge was included, total returns would be lower. These returns include combined distribution and service fees of up to 1% and do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the repurchases by the Fund of Fund shares.
(c)	Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests.
(d)	Calculated by subtracting the Fund’s total liabilities (not including the Borrowings) from the Fund’s total assets and dividing by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.
**	Non-Annualized

Class C Shares. The following schedule presents financial highlights for one Class C Share of the Fund outstanding for the periods indicated. This information has been audited by Deloitte & Touche LLP, the Fund’s independent registered public accounting firm, whose report, along with the Fund’s most recent financial statements, may be obtained from our web site at www.vankampen.com or by calling the telephone number on the last page of this Prospectus. This information should be read in conjunction with the financial statements and related notes included in the Fund’s Annual Report.

				February 18, 2005
				(Commencement
	Year Ended July 31,			of Operations) to
	2008	2007	2006	July 31, 2005

Net Asset Value, Beginning of the Period	$8.65	$8.99	$9.10	$9.12

Net Investment Income (a)	0.55	0.59	0.47	0.14
Net Realized and Unrealized Loss	(1.17)	(0.29)	(0.14)	(0.03)

Total from Investment Operations	(0.62)	0.30	0.33	0.11
Less Distributions from Net Investment Income	0.55	0.64	0.44	0.13

Net Asset Value, End of the Period	$7.48	$8.65	$8.99	$9.10

Total Return (b)	–7.43%	3.29%	3.63%	1.41% **
Net Assets at End of the Period (In millions)	$338.6	$563.5	$72.5	$55.7
Ratios to Average Net Assets:*
Operating Expense	2.20%	2.16%	2.14%	2.17%
Interest Expense	1.06%	1.09%	0.10%	0.04%
Total Net Expense	3.26%	3.25%	2.24%	2.21%
Net Investment Income	6.79%	6.55%	5.19%	3.66%
Portfolio Turnover (c)	35%	74%	84%	90%
* If certain expenses had not been voluntarily assumed by the Adviser, total return would have been lower and the ratios would have been as follows:
Ratios to Average Net Assets:
Operating Expense	2.45%	2.41%	2.39%	2.42%
Interest Expense	1.06%	1.09%	0.10%	0.04%
Total Gross Expense	3.51%	3.50%	2.49%	2.46%
Net Investment Income	6.54%	6.30%	4.94%	3.41%

Senior Indebtedness:
Total Borrowing Outstanding (In thousands)	$458,000	$555,000	$195,000	$123,000
Asset Coverage Per $1,000 Unit of Senior Indebtedness (d)	$4,538	$5,543	$10,127	$18,767

(a)	Based on average shares outstanding.
(b)	Assumes reinvestment of all distributions for the period and does not include payment of the maximum early withdrawal charge of 1%, charged on certain repurchases by the Fund made within one year of purchase. If the sales charge was included, total returns would be lower. These returns include combined distribution and service fees of up to 1% and do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the repurchases by the Fund of Fund shares.
(c)	Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests.
(d)	Calculated by subtracting the Fund’s total liabilities (not including the Borrowings) from the Fund’s total assets and dividing by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.
**	Non-Annualized

Class IB Shares. The following schedule presents financial highlights for one Class IB Share† of the Fund outstanding for the periods indicated. The information for the fiscal years ended July 31, 2008, 2007, 2006, 2005, 2004, 2003, 2002, 2001 and 2000 has been audited by Deloitte & Touche LLP, the Fund’s independent registered public accounting firm, whose report, along with the Fund’s most recent financial statements, may be obtained without charge from our web site at www.vankampen.com or by calling the telephone number on the last page of this Prospectus. The information for the fiscal year ended July 31, 1999 has been audited by the Fund’s former independent registered public accounting firm. This financial highlights information should be read in conjunction with the financial statements and related notes included in the Fund’s Annual Report.

	Year Ended July 31,
	2008	2007	2006	2005	2004		2003		2002	2001	2000	1999

Net Asset Value, Beginning of the Period	$8.66	$9.01	$9.11	$9.00	$8.29		$8.09		$8.61	$9.50	$9.85	$9.98

Net Investment Income (a)	0.61	0.68	0.54	0.37	0.30		0.33		0.41	0.66 (c)	0.68	0.64
Net Realized and Unrealized Gain/Loss	(1.17)	(0.32)	(0.14)	0.08	0.68		0.19		(0.55)	(0.86)	(0.36)	(0.13)

Total from Investment Operations	(0.56)	0.36	0.40	0.45	0.98		0.52		(0.14)	(0.20)	0.32	0.51

Less:
Distributions from Net Investment Income	0.61	0.71	0.50	0.34	0.25		0.29		0.38	0.69	0.67	0.64
Return of Capital Distributions	-0-	-0-	-0-	-0-	0.02		0.03		-0-	-0-	-0-	-0-

Total Distributions	0.61	0.71	0.50	0.34	0.27		0.32		0.38	0.69	0.67	0.64

Net Asset Value, End of the Period	$7.49	$8.66	$9.01	$9.11	$9.00		$8.29		$8.09	$8.61	$9.50	$9.85

Total Return (b)	–6.69%	4.05%	4.38%	5.18%	12.03%		6.58%		–1.61%	–2.11%	3.15%	5.23%
Net Assets at End of the Period (In millions)	$815.1	$1,131.8	$1,307.2	$1,639.0	$1,703.1		$1,876.1		$2,558.7	$3,989.7	$6,458.0	$8,136.4
Ratios to Average Net Assets:
Operating Expense	1.45%	1.43%	1.39%	1.38%	1.48%		1.54%		1.43%	1.43%	1.34%	1.35%
Interest Expense	1.04%	1.11%	0.10%	0.04%	0.00%	(e)	0.00%	(e)	N/A	N/A	N/A	N/A
Total Net Expense	2.49%	2.54%	1.49%	1.42%	1.48%		1.54%		1.43%	1.43%	1.34%	1.35%
Net Investment Income	7.51%	7.49%	5.87%	4.09%	3.44%		4.21%		4.85%	7.34%	6.97%	6.48%
Portfolio Turnover (c)	35%	74%	84%	90%	94%		49%		36%	42%	36%	44%

Senior Indebtedness:
Total Borrowing Outstanding (In thousands)	$458,000	$555,000	$195,000	$123,000	-0-		-0-		-0-	-0-	-0-	-0-
Asset Coverage Per $1,000 Unit of Senior Indebtedness (d)	$4,538	$5,543	$10,127	$18,767	N/A		N/A		N/A	N/A	N/A	N/A

(a)	Based on average shares outstanding.
(b)	Assumes reinvestment of all distributions for the period and does not include payment of the maximum early withdrawal charge of 3%, charged on repurchases by the Fund made within one year of purchase and declining to 0% after the fifth year. If the sales charge was included, total returns would be lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or repurchases by the Fund of Fund shares. The early withdrawal charge was terminated effective February 18, 2005.
(c)	Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests.
(d)	Calculated by subtracting the Fund’s total liabilities (not including the Borrowings) from the Fund’s total assets and dividing by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.
(e)	Amount is less than 0.01%.
†	All Class B Shares of the Fund that were outstanding as of February 18, 2005 have been redesignated as a new class of Shares, which was designated as Class IB Shares. The Class IB Shares are not continuously offered. The only new Class IB Shares to be issued after February 18, 2005 are those Class IB Shares issued to satisfy dividend and capital gain reinvestment. The Class IB Shares financial highlights shown are derived from the financial highlights of the previously designated Class B Shares.
N/A = Not Applicable.

Class IC Shares. The following schedule presents financial highlights for one Class IC Share† of the Fund outstanding for the periods indicated. This information has been audited by Deloitte & Touche LLP, the Fund’s independent registered public accounting firm, whose report, along with the Fund’s most recent financial statements, may be obtained from our web site at www.vankampen.com or by calling the telephone number on the last page of this Prospectus. This information should be read in conjunction with the financial statements and related notes included in the Fund’s Annual Report.

							June 13, 2003
							(Commencement
	Year Ended July 31,						of Operations) to
	2008	2007	2006	2005	2004		July 31, 2003

Net Asset Value, Beginning of the Period	$8.66	$9.00	$9.11	$9.00	$8.29		$8.16

Net Investment Income (a)	0.61	0.68	0.54	0.37	0.28		0.04
Net Realized and Unrealized Gain/Loss	(1.17)	(0.31)	(0.15)	0.07	0.69		0.12

Total from Investment Operations	(0.56)	0.37	0.39	0.44	0.97		0.16

Less:
Distributions from Net Investment Income	0.61	0.71	0.50	0.33	0.24		0.03
Return of Capital Distributions	-0-	-0-	-0-	-0-	0.02		-0-

Total Distributions	0.61	0.71	0.50	0.33	0.26		0.03

Net Asset Value, End of the Period	$7.49	$8.66	$9.00	$9.11	$9.00		$8.29

Total Return (b)	–6.69%	4.06%	4.50%	4.98%	11.86%		2.02% **
Net Assets at End of the Period (In millions)	$155.9	$239.6	$291.3	$426.0	$332.0		$246.1
Ratios to Average Net Assets:*
Operating Expense	1.45%	1.43%	1.39%	1.44%	1.62%		1.56%
Interest Expense	1.04%	1.11%	0.10%	0.04%	0.00%	(e)	0.00% (e)
Total Net Expense	2.49%	2.54%	1.49%	1.48%	1.62%		1.56%
Net Investment Income	7.52%	7.49%	5.85%	4.07%	3.26%		3.89%
Portfolio Turnover (c)	35%	74%	84%	90%	94%		49%
* If certain expenses had not been voluntarily assumed by the Adviser, total return would have been lower and the ratios would have been as follows:
Ratios to Average Net Assets:
Operating Expense	1.60%	1.58%	1.54%	1.52%	N/A		N/A
Interest Expense	1.04%	1.11%	0.10%	0.04%	N/A		N/A
Total Gross Expense	2.64%	2.69%	1.64%	1.56%	N/A		N/A
Net Investment Income	7.37%	7.34%	5.70%	3.99%	N/A		N/A

Senior Indebtedness:
Total Borrowing Outstanding (In thousands)	$458,000	$555,000	$195,000	$123,000	-0-		-0-
Asset Coverage Per $1,000 Unit of Senior Indebtedness (d)	$4,538	$5,543	$10,127	$18,767	N/A		N/A

**	Non-Annualized
(a)	Based on average shares outstanding.
(b)	Assumes reinvestment of all distributions for the period and does not include payment of the maximum early withdrawal charge of 1%, charged on repurchases by the Fund made within one year of purchase. If the sales charge was included, total returns would be lower. These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or repurchases by the Fund of Fund shares. The early withdrawal charge was terminated effective February 18, 2005.
(c)	Calculation includes the proceeds from principal repayments and sales of variable rate senior loan interests.
(d)	Calculated by subtracting the Fund’s total liabilities (not including the Borrowings) from the Fund’s total assets and dividing by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.
(e)	Amount is less than 0.01%.
†	All Class C Shares of the Fund that were outstanding as of February 18, 2005 have been redesignated as a new class of Shares, which was designated as Class IC Shares. The Class IC Shares are not continuously offered. The only new Class IC Shares to be issued after February 18, 2005 are those Class IC Shares issued to satisfy dividend and capital gain reinvestment. The Class IC Shares financial highlights shown are derived from the financial highlights of the previously designated Class C Shares.
N/A = Not Applicable.

The Fund
• • • • • • • • • • • • • • • • • • • • • • • • • • • •

The Fund is a diversified, closed-end management investment company. It was organized as a Massachusetts business trust on July 14, 1989. The Fund completed an initial public offering of its Shares and commenced investment operations in October 1989. Since November 1989, the Fund has continuously offered its Shares through VKF as principal underwriter. In June 2003, the Fund completed a transaction in which it redesignated its Shares issued before June 13, 2003 as Class B Shares and issued new Class C Shares to the shareholders of Van Kampen Senior Floating Rate Fund in exchange for the assets and liabilities of that fund. On February 18, 2005, the Fund redesignated its Class B Shares issued before February 18, 2005 as a new class of Shares designated Class IB Shares and redesignated its Class C Shares issued before February 18, 2005 as a new class of Shares designated Class IC Shares. On February 18, 2005, the Fund commenced offering new Class A Shares, new Class B Shares and new Class C Shares (the new Class B Shares and new Class C Shares have different fees, expenses and characteristics than the original Class B Shares and Class C Shares). The Fund now continuously offers three classes of Shares — Class A Shares, Class B Shares and Class C Shares. Class IB Shares and Class IC Shares are not continuously offered. The only new Class IB Shares and Class IC Shares to be issued are those Class IB Shares and Class IC Shares issued to satisfy dividend and capital gain reinvestment. The net proceeds from the sale of the Shares will be invested in accordance with the Fund’s investment objective, investment strategies and policies or used for other operating purposes contemplated by this Prospectus. The Fund expects that it ordinarily will be able to invest the net proceeds from the sale of Shares within approximately 30 days of receipt. The Fund’s principal office is located at 522 Fifth Avenue, New York, New York 10036 and its telephone number is (800) 847-2424.

Investment Objective
and Principal
Investment Strategies
• • • • • • • • • • • • • • • • • • • • • • • • • • • •

Investment Objective
The Fund’s investment objective is to provide a high level of current income, consistent with preservation of capital. An investment in the Fund may not be appropriate for all investors and should not be considered a complete investment program. There is no assurance that the Fund will achieve its investment objective. You should carefully consider the risks of investing in the Fund. See “Risks.”

Principal Investment Strategies
Under normal market conditions, the Fund’s investment adviser seeks to achieve the Fund’s investment objective by investing at least 80% of its net assets (plus any borrowings for investment purposes) in Senior Loans. The Fund’s policy in the foregoing sentence may be changed by the Fund’s Board of Trustees without shareholder approval, but no change is anticipated; if the Fund’s policy in the foregoing sentence changes, the Fund will notify shareholders in writing at least 60 days prior to implementation of the change and shareholders should consider whether the Fund remains an appropriate investment in light of the changes. Because Senior Loans have very large minimum investments, the Fund provides investors access to a market that normally is limited to institutional investors.

Description of Senior Loans
Interest rates and maturity. Interest rates on Senior Loans adjust periodically. The interest rates are adjusted based on a base rate plus a premium or spread over the base rate. The base rate usually is the London Inter-Bank Offered Rate (“LIBOR”), the prime rate offered by one or more major United States banks (the “Prime Rate”) or the certificate of deposit rate (the “CD Rate”) or other base lending rates used by commercial lenders. LIBOR, as provided for in Loan Agreements, usually is an average of the interest rates quoted by several designated banks as the rates at which they pay interest to major depositors in the London interbank market on U.S. dollar denominated deposits. The Adviser believes that changes in short-term LIBOR rates are closely related to changes in the Federal Reserve federal funds rate, although the two are not technically linked. The Prime Rate quoted by a major U.S. bank is generally the interest rate at which that bank is willing to lend U.S. dollars to the most creditworthy borrowers, although it may not be the bank’s lowest available rate. The CD Rate, as provided for in Loan Agreements, usually is the average rate paid on large certificates of deposit traded in the secondary market.

Interest rates on Senior Loans may adjust over different time periods, including daily, monthly, quarterly, semi-annually or annually. The Fund will not invest more than 5% of its total assets in Senior Loans with interest rates that adjust less often than semi-annually. The Fund may use interest rate swaps and other investment practices to shorten the effective interest rate adjustment period of Senior Loans. If the Fund does so, it considers the shortened period to be the adjustment period of the Senior Loan. The Fund’s portfolio of Senior Loans will at all times have a dollar-weighted average time until the next interest rate adjustment of 90 days or less. As short-term interest rates rise, interest payable to the Fund should increase. As short-term interest rates decline, interest payable to the Fund should decrease. The amount of time that will pass before the Fund experiences the effects of changing short-term interest rates will depend on the dollar-weighted average time until the next interest rate adjustment on the Fund’s portfolio of Senior Loans.

When interest rates rise, the values of fixed income securities generally decline. When interest rates fall, the values of fixed income securities generally increase. The Fund believes that investing in adjustable rate Senior Loans should limit fluctuations in the Fund’s net asset value caused by changes in interest rates. The Fund expects the values of its Senior Loan investments to fluctuate less than the values of fixed rate, longer-term income securities in response to the changes in interest rates. Changes in interest rates can, however, cause some fluctuation in the Fund’s net asset value.

The Fund expects that its Senior Loans will have stated maturities ranging from three to ten years, although the Fund has no policy limiting the maturity of Senior Loans that it purchases. Senior Loans usually have mandatory and optional prepayment provisions. Because of prepayments, the actual remaining maturity of Senior Loans may be considerably less than their stated maturity. The Fund estimates that the actual maturity of the Senior Loans in its portfolio will be approximately 18-24 months. Because the interest rates on Senior Loans adjust periodically, the Fund and the Adviser believe that reinvestment by the Fund in Senior Loans after prepayment should not result in a significant reduction in interest payable to the Fund. Fees received by the Fund may even enhance the Fund’s income. See “The Senior Loan Process” below.

Protective provisions of Senior Loans. Senior Loans have the most senior position in a Borrower’s capital structure or share the senior position with other senior debt securities of the Borrower. This capital structure position generally gives holders of Senior Loans a priority claim on some or all of the Borrower’s assets in the event of default. Most of the Fund’s Senior Loan investments will be secured by specific assets of the Borrower. These Senior Loans will frequently be secured by all assets of the Borrower that qualify as collateral, such as trademarks, accounts receivable, inventory, buildings, real estate, franchises and common and preferred stock in its subsidiaries and affiliates. Collateral may also include guarantees or other credit support by affiliates of the Borrower. In some cases, a collateralized Senior Loan may be secured only by stock of the Borrower or its subsidiaries. The Loan Agreement may or may not require the Borrower to pledge additional collateral to secure the Senior Loan if the value of the initial collateral declines. In certain circumstances, the Loan Agreement may authorize the Agent to liquidate the collateral and to distribute the liquidation proceeds pro rata among the Lenders. The Fund may invest up to 20% of its total assets in Senior Loans that are not secured by specific collateral. Such unsecured Senior Loans involve a greater risk of loss.

Senior Loans also have contractual terms designed to protect Lenders. Loan Agreements often include restrictive covenants that limit the activities of the Borrower. These covenants may include mandatory prepayment out of excess cash flows, restrictions on dividend payments, the maintenance of minimum financial ratios, limits on indebtedness and other financial tests. Breach of these covenants generally is an event of default and, if not waived by the Lenders, may give Lenders the right to accelerate principal and interest payments.

Borrowers. Borrowers operate in a variety of industries and geographic regions. In addition, the Fund will not invest 25% or more of its total assets in Borrowers that conduct their principal businesses in the same industry. Most Senior Loans are made to U.S. Borrowers. The Fund may, however, invest up to 20% of its total assets, measured at the time of investment, in Senior Loans made to non-U.S. Borrowers provided that no more than 5% of these Senior Loans or other assets are non-U.S. dollar denominated. Investing in Senior Loans of non-U.S. Borrowers involves special risks. The Fund also may hold non-U.S. dollar denominated Senior Loans or other securities received as part of a reorganization or restructuring. See “Risks — Investment in non-U.S. issuers.”

The capital structure of a Borrower may include Senior Loans, senior and junior subordinated debt, preferred stock and common stock. Senior Loans typically have the most senior claim on a Borrower’s assets while common stock has the most junior claim. The proceeds of Senior Loans that the Fund will purchase typically will be used by Borrowers to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes.

The Fund may purchase and retain in its portfolio Senior Loans of Borrowers that have filed for protection under the federal bankruptcy laws or that have had involuntary bankruptcy petitions filed against them by creditors. Because of the protective features of Senior Loans, the Fund and the Adviser believe that Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty may represent attractive investment opportunities. Investing in Senior Loans does, however, involve investment risk, and some Borrowers default on their Senior Loan payments. The Fund attempts to manage these risks through selection of a varied portfolio of Senior Loans and analyses and monitoring of Borrowers.

The Fund generally invests in a Senior Loan if, in the Adviser’s judgment, the Borrower can meet its payment obligations. The Adviser performs its own independent credit analysis of the Borrower in addition to utilizing information prepared and supplied by the Agent or other Lenders. When evaluating a Borrower, the Adviser considers many factors, including the Borrower’s past and future projected financial performance. The Adviser also considers a Borrower’s management, collateral and industry. The Fund generally acquires a collateralized Senior Loan if the Adviser believes that the collateral coverage equals or exceeds the outstanding principal amount of the Senior Loan. The Adviser continues to monitor a Borrower on an ongoing basis for so long as the Fund continues to own the Senior Loan. Although the Adviser will use its best judgment in selecting Senior Loans, there can be no assurance that such analysis will disclose factors that may impair the value of a Senior Loan. You should expect the Fund’s net asset value to fluctuate as a result of changes in the credit quality of Borrowers and other factors. A serious deterioration in the credit quality of a Borrower could cause a permanent decrease in the Fund’s net asset value. See “Risks — Borrower credit risk.”

The Adviser generally relies on its own credit analyses of Borrowers and not on analyses prepared by ratings agencies or other independent parties. There is no minimum rating or other independent evaluation of a Borrower or its securities limiting the Fund’s investments. Although a Senior Loan may not be rated by any rating agency at the time the Fund purchases the Senior Loan, rating agencies have become more active in rating Senior Loans, and at any given time a substantial portion of the Senior Loans in the Fund’s portfolio may be rated. There is no limit on the percentage of the Fund’s assets that may be invested in Senior Loans that are rated below investment grade or that are unrated but of comparable quality. The lack of a rating does not necessarily imply that a Senior Loan is of lesser investment quality; notwithstanding, such unrated securities may be of any credit quality, and may be below investment grade quality.

The following table sets forth the percentage of the Fund’s Senior Loan obligations invested in rated and unrated obligations (using the higher of Standard & Poor’s or Moody’s Investors Service, Inc. rating categories), based on valuations as of July 31, 2008:

Rated Obligations	80.4%

BBB/Baa:	0.2%

BB/Ba:	37.7%

B/B:	35.3%

CCC/Caa:	6.9%

CC/Ca:	0.3%

Unrated Obligations	19.6%

The Senior Loan Process
Senior Loans generally are negotiated between a Borrower and several Lenders represented by one or more Lenders acting as Agent of all the Lenders. The Agent is responsible for negotiating the Loan Agreement that establishes the terms and conditions of the Senior Loan and the rights of the Borrower and the Lenders. The Agent is paid a fee by the Borrower for its services.

The Agent generally is required to administer and manage the Senior Loan on behalf of other Lenders. When evaluating Senior Loans, the Adviser may consider, and may rely in part on, analysis performed by the Agent and other Lenders. This analysis may include an evaluation of the value and sufficiency of any collateral securing Senior Loans. As to collateralized Senior Loans, the Agent usually is required to monitor the collateral. The Agent may rely on independent appraisals of specific collateral. The Agent need not, however, obtain an independent appraisal of assets pledged as collateral in all cases. The Agent generally is also responsible for determining that the Lenders have obtained a perfected security interest in the collateral securing a Senior Loan.

The Fund normally relies on the Agent to collect principal of and interest on a Senior Loan. Furthermore, the Fund also relies in part on the Agent to monitor compliance by the Borrower with the restrictive covenants in the Loan Agreement and to notify the Fund (or the Lender from whom the Fund has purchased a participation) of any adverse change in the Borrower’s financial condition. The Fund will not purchase interests in Senior Loans unless the Agent, Lender and any other person positioned between the Fund and the Borrower has entered into an agreement that provides for the holding of assets in safekeeping for, or the prompt disbursement of assets to, the Fund. Insolvency of the Agent or other persons positioned between the Fund and the Borrower could result in losses for the Fund. See “Risks — Senior Loans.”

The Fund may be required to pay and may receive various fees and commissions in connection with purchasing, selling and holding interests in Senior Loans. The fees normally paid by Borrowers include three primary types: facility fees, commitment fees and prepayment penalties. Facility fees are paid to Lenders when a Senior Loan is originated. Commitment fees are paid to Lenders on an ongoing basis based on the unused portion of a Senior Loan commitment. Lenders may receive prepayment penalties when a Borrower prepays a Senior Loan. The Fund receives these fees directly from the Borrower if the Fund is an Original Lender (as defined below) or, in the case of commitment fees and prepayment penalties, if the Fund acquires an Assignment (as defined below). Whether the Fund receives a facility fee in the case of an Assignment, or any fees in the case of a Participation (as defined below), depends on negotiations between the Fund and the Lender selling such interests. When the Fund buys an Assignment, it may be required to pay a fee to the Lender selling the Assignment, or to forgo a portion of interest and fees payable to the Fund. Occasionally, the assignor pays a fee to the assignee. A person selling a Participation to the Fund may deduct a portion of the interest and any fees payable to the Fund as an administrative fee. The Fund may be required to pass along to a person that buys a Senior Loan from the Fund a portion of any fees to which the Fund is entitled.

The Fund may have obligations under a Loan Agreement, including the obligation to make additional loans in certain circumstances. The Fund intends to reserve against such contingent obligations by segregating cash, liquid securities and liquid Senior Loans as a reserve. The Fund will not purchase a Senior Loan that would require the Fund to make additional loans if, as a result of such purchase, all of the Fund’s additional loan commitments in the aggregate would exceed 20% of the Fund’s total assets or would cause the Fund to fail to meet the asset composition requirements set forth under the heading “Investment Restrictions” in the Statement of Additional Information.

Types of Senior Loan Investments
The Fund may act as one of a group of Lenders originating a Senior Loan (an “Original Lender”), may purchase assignments or novations (“Assignments”) of portions of Senior Loans from third parties and may invest in participations (“Participations”) in Senior Loans. Senior Loans also include certain senior debt obligations that are in the form of notes rather than Loan Agreements and certain structured products with rates of return determined by reference to the total rate of return on one or more Senior Loans referenced in such products. All of these interests in Senior Loans are sometimes referred to simply as Senior Loans.

Original Lender. When the Fund acts as an Original Lender, it may participate in structuring the Senior Loan. When the Fund is an Original Lender, it will have a direct contractual relationship with the Borrower, may enforce compliance by the Borrower with the terms of the Loan Agreement and may have rights with respect to any funds acquired by other Lenders through set-off. Lenders also have full voting and consent rights under the applicable Loan Agreement. Action subject to Lender vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of the Senior Loan. Certain decisions, such as reducing the amount of interest on or principal of a Senior Loan, releasing collateral, changing the maturity of a Senior Loan or a change in control of the Borrower, frequently require the unanimous vote or consent of all Lenders affected. The Fund will never act as the Agent or principal negotiator or administrator of a Senior Loan.

Assignments. The purchaser of an Assignment typically succeeds to all the rights and obligations under the Loan Agreement of the assigning Lender and becomes a Lender under the Loan Agreement. Assignments may, however, be arranged through private negotiations, and the rights and obligations acquired by the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning Lender.

Participations. The Fund presently does not intend to invest more than 5% of its net assets in Participations in Senior Loans. When the Fund purchases a Participation in a Senior Loan, the Fund will usually have a contractual relationship only with the Lender selling the Participation and not with the Borrower. The Fund may have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by the Lender of such payments from the Borrower. As a result, the Fund may assume the credit risk of both the Borrower and the Lender selling the Participation. In the event of insolvency of the Lender selling a Participation, the Fund may be treated as a general creditor of the Lender.

The Fund has taken the following measures in an effort to minimize these risks. The Fund will only acquire Participations if the Lender selling the Participation and any other persons positioned between the Fund and the Lender (i) has, at the time of investment, outstanding debt or deposit obligations rated investment grade by a rating agency or that are determined by the Adviser to be of comparable quality and (ii) has entered into an agreement which provides for the holding of assets in safekeeping for, or the prompt disbursement of assets to, the Fund.

The Fund generally will not have the right to enforce compliance by the Borrower with the Loan Agreement, nor rights to any funds acquired by other Lenders through set-off against the Borrower. In addition, when the Fund holds a Participation in a Senior Loan, it may not have the right to vote on whether to waive enforcement of any restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Fund and may not consider the interests of the Fund. The Fund may not benefit directly from the collateral supporting a Senior Loan in which it has purchased the Participation, although Lenders that sell Participations generally are required to distribute liquidation proceeds received by them pro rata among the holders of such Participations.

Senior debt securities. The Fund may invest up to 5% of its total assets in certain senior debt securities that are in the form of notes rather than Loan Agreements. The Fund will only purchase senior debt securities if (i) the senior debt securities represent the only form of senior debt financing of the Borrower or (ii) the senior debt securities are pari passu with other Senior Loans in the capital structure of a Borrower with respect to collateral. There may be no person performing the role of the Agent for senior debt securities and, as a result, the Fund may be more dependent on the ability of the Adviser to monitor and administer these Senior Loans. Senior debt securities will be treated as Senior Loans for purposes of the Fund’s policy of normally investing at least 80% of its net assets in Senior Loans.

Structured products. The Fund also may invest up to 10% of its total assets in structured notes; credit-linked notes (“CLN”); credit default swaps (“CDS”) to enhance the yield on its portfolio or to increase income available for distributions or for other non-hedging purposes; and other types of structured investments (referred to collectively as “structured products”). A structured note is a derivative security that has one or more special features, such as an interest rate based on a spread over an index or a benchmark interest rate, or other reference indicator, that may or may not correlate to the total rate of return on one or more underlying investments (such as Senior Loan interests) referenced in such notes. A CLN is a derivative instrument that is a synthetic obligation between two or more parties where the payment of principal and/or interest is based on the performance of some obligation (a reference obligation). A CDS is an agreement between two parties to exchange the credit risk of a particular issuer or reference entity. In a CDS transaction, a buyer pays periodic fees in return for a payment by the seller which is contingent upon an adverse credit event occurring in the underlying issuer or reference entity. The seller collects periodic fees from the buyer and profits if the credit of the underlying issuer or reference entity remains stable or improves while the swap is outstanding, but the seller in a CDS contract would be required to pay an agreed upon amount to the buyer in the event of an adverse credit event in the reference entity. A buyer of a CDS is said to buy protection whereas a seller of a CDS is said to sell protection. When the Fund buys a CDS, it is utilizing the swap for hedging purposes similar to other hedging strategies described herein, see also “Investment Practices and Special Risks — Interest Rate and Other Hedging Strategies.” When the Fund sells a CDS, it is utilizing the swap to enhance the yield on its portfolio to increase income available for distribution or for other non-hedging purposes. Generally, investments in structured products are interests in entities organized and operated for the purpose of restructuring the investment characteristics of underlying investment interests or securities. This type of restructuring generally involves the deposit with or purchase by an entity of the underlying investments (such as Senior Loan interests) and the issuance by that entity of one or more classes of securities backed by, or representing interests in, the underlying investments or referencing an indicator related to such investments. The cash flow or rate of return on the underlying investments may be apportioned among the newly issued securities to create different investment characteristics, such as varying maturities, credit quality, payment priorities and interest rate provisions. The cash flow or rate of return on a structured product may be determined by applying a multiplier to the rate of total return on the underlying investments or referenced indicator. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Leverage magnifies the potential for gain and the risk of loss. As a result, a relatively small decline in the value of the underlying investments or referenced indicator could result in a relatively large loss in the value of a structured product. Holders of structured products bear risks of the underlying index or reference obligation and are subject to counterparty risk. Structured products where the rate of return is determined by reference to a Senior Loan will be treated as Senior Loans for purposes of the Fund’s policy of normally investing at least 80% of its net assets in Senior Loans.

The Fund may have the right to receive payments to which it is entitled only from the structured product, and generally does not have direct rights against the Borrower. The Fund generally will not have the right to enforce compliance by the Borrower with the Loan Agreement, nor rights to any funds acquired by other Lenders through set-off against the Borrower. In addition, when the Fund holds a structured product derived from a Senior Loan, it may not have the right to vote on whether to waive enforcement of any restrictive covenant breached by a Borrower. Lenders voting in connection with a potential waiver of a restrictive covenant may have interests different from those of the Fund and may not consider the interests of the Fund.

Other Important Investment Policies
During normal market conditions, the Fund may invest up to 20% of its total assets in any combination of (1) warrants and equity securities, in each case the Fund must own or acquire a Senior Loan of the same issuer, (2) junior debt securities or securities with a lien on collateral lower than a senior claim on collateral (collectively, “junior debt securities”), (3) high quality short-term debt securities, (4) credit-linked deposits and (5) Treasury Inflation Protected Securities (“U.S. TIPS”) and other inflation-indexed bonds issued by the U.S. government, its agencies or instrumentalities. The Fund also may convert a warrant into the underlying security. Although the Fund generally will acquire interests in warrants, equity securities and junior debt securities only when the Adviser believes that the value being given by the Fund is substantially outweighed by the potential value of such interests, investment in warrants, equity securities and junior debt securities entails certain risks in addition to those associated with investments in Senior Loans, including the potential for increasing fluctuations in the Fund’s net asset value. Any warrants, equity securities and junior debt securities held by the Fund will not be treated as Senior Loans and thus will not count toward the 80% of the

Fund’s net assets that normally will be invested in Senior Loans.

High quality, short-term debt securities in which the Fund may invest include commercial paper rated at least in the top two rating categories, or unrated commercial paper considered by the Adviser to be of similar quality; interests in short-term loans of Borrowers having short-term debt obligations rated or a short-term credit rating at least in such top two rating categories, or having no rating but determined by the Adviser to be of comparable quality; certificates of deposit and bankers’ acceptances; and securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. These securities may pay interest at adjustable rates or at fixed rates. If the Adviser determines that market conditions temporarily warrant a defensive investment policy, the Fund may invest, subject to its ability to liquidate its relatively illiquid portfolio of Senior Loans, up to 100% of its assets in cash and high quality, short-term debt securities.

Credit-linked deposits are deposits by lenders, such as the Fund, to support the issuance of letters of credit to the Senior Loan borrower. The Fund receives from the bank issuing such letters of credit an agreed upon rate of return in exchange for its deposit. There are risks associated with credit-linked deposits, including the credit risk of the bank which maintains the deposit account as well as the credit risk of the borrower. The Fund bears the risk of possible loss of its principal investment, in addition to the periodic interest payments that are expected to be received for the duration of the Fund’s investment in the credit-linked deposit.

U.S. TIPS are fixed income securities issued by the U.S. Department of the Treasury, the principal amounts of which are adjusted daily based upon changes in the rate of inflation (currently represented by the non-seasonally adjusted Consumer Price Index for All Urban Consumers (the “CPI-U”)). The Fund may purchase U.S. TIPS or other inflation-indexed bonds issued by the U.S. government, its agencies or instrumentalities of any maturity. U.S. TIPS pay interest on a periodic basis, equal to a fixed interest rate applied to the inflation-adjusted principal amount. The interest rate on these bonds is fixed at issuance, but over the life of the bond, this interest may be paid on an increasing or decreasing principal value that has been adjusted for inflation. Repayment of the original bond principal upon maturity (as adjusted for inflation) is guaranteed even during a period of deflation. However, because the principal amount of U.S. TIPS would be adjusted downward during a period of deflation, the Fund will be subject to deflation risk with respect to its investments in these securities. In addition, the current market value of the bonds is not guaranteed, and will fluctuate. If the Fund purchases U.S. TIPS in the secondary market whose principal values have been adjusted upward due to inflation since issuance, the Fund may experience a loss if there is a subsequent period of deflation. If inflation is lower than expected during the period the Fund holds a U.S. TIPS, the Fund may earn less on the security than on a conventional bond. The Fund may invest in inflation-indexed securities issued by the U.S. government, its agencies or instrumentalities with other structures or characteristics as such securities become available in the market.

Financial Leverage
The Fund may utilize financial leverage (i) to provide the Fund with additional liquidity to meet its obligations to repurchase its Shares pursuant to its repurchase offers and (ii) for investment purposes (i.e., to use such financial leverage to purchase additional portfolio securities consistent with the Fund’s investment objective and primary investment strategy) to benefit the Fund’s Common Shares. Generally speaking, if the Fund can invest the proceeds from financial leverage (i.e., money from borrowings or issuing preferred shares) in portfolio securities that have higher rates of return than the costs of such financial leverage and other expenses of the Fund, then the holders of Common Shares would have a net benefit. The Fund’s policy on financial leverage allows the Fund to use financial leverage in the form of borrowings and/or preferred shares to the maximum extent allowable under the 1940 Act. The Adviser and the Fund’s Board of Trustees will regularly review the Fund’s use of financial leverage (i.e., the relative costs and benefits of leverage on the Fund’s Common Shares) and review the alternative means to leverage (i.e., the relative benefits and costs of borrowing versus issuing preferred shares).

Under the 1940 Act, a fund is not permitted to incur indebtedness unless immediately after such incurrence the fund has an asset coverage of at least 300% of the aggregate outstanding principal balance of the indebtedness (i.e., such indebtedness may not exceed 33 1/3% of the fund’s total assets). Additionally, under the

1940 Act, a fund may not declare any dividend or other distribution upon any class of its capital shares, or purchase any such capital shares, unless the aggregate indebtedness of the fund has, at the time of the declaration of such dividend or distribution, or at the time of any such purchase, an asset coverage of at least 300% after deducting the amount of such dividend, distribution or purchase price, as the case may be. Under the 1940 Act, a fund is not permitted to issue preferred shares unless immediately after such issuance the net asset value of the fund’s portfolio is at least 200% of the liquidation value of the outstanding preferred shares (i.e., such liquidation value may not exceed 50% of the Fund’s total assets). In addition, a fund is not permitted to declare any cash dividend or other distribution on its common shares unless, at the time of such distribution, the net asset value of the fund’s portfolio (determined after deducting the amount of such dividend or other distribution) is at least 200% of such liquidation value. If using a combination of borrowing and issuing preferred shares, the maximum allocable leverage is somewhere between 300% and 200% based on the relative amounts borrowed and preferred shares issued.

Effect of Leverage. The Fund has entered into a revolving credit and security agreement pursuant to which the lenders will provide the Fund with up to $500 million in advances, subject to a variable interest rate.

The following table is designed to illustrate the effect on return to a holder of the Fund’s Common Shares of the leverage created by the Fund’s use of borrowing, using the average interest rate of 2.57%, (which is the rate of the Fund’s outstanding borrowings as of November 7, 2008; as noted above, however, the Fund’s outstanding borrowings are subject to a variable interest rate and may change up or down over time) assuming the Fund has used leverage by borrowing an amount equal to 23% of the Fund’s total assets and assuming hypothetical annual returns (net of expenses) on the Fund’s portfolio of minus 10% to plus 10%. As the table shows, leverage generally increases the return to Common Shareholders when portfolio return is positive and decreases return when the portfolio return is negative. Actual returns may be greater or less than those appearing in the table.

Assumed portfolio return, Net of expenses	–10%	–5%	0%	5%	10%

Corresponding return to common shareholders	–14.15%	–7.47%	–0.78%	5.90%	12.59%

The purpose of the table is to assist investors in understanding the effects of financial leverage. The figures in the table are hypothetical and actual returns may be greater or lesser than those appearing in the table.

Risks
• • • • • • • • • • • • • • • • • • • • • • • • • • • •

No trading market for Shares. The Fund is a closed-end investment company designed for long-term investors. The Fund does not intend to list the Shares for trading on any national securities exchange. While there is no restriction on transferring the Shares, there is not expected to be any secondary trading market in the Shares. The Shares are illiquid. There is no guarantee that you will be able to resell to the Fund all of the Shares that you desire to sell at any particular time in any repurchase offer by the Fund.

Senior Loans. There is less readily available, reliable information about most Senior Loans than is the case for many other types of securities. In addition, there is no minimum rating or other independent evaluation of a Borrower or its securities limiting the Fund’s investments, and the Adviser relies primarily on its own evaluation of Borrower credit quality rather than on any available independent sources. As a result, the Fund is particularly dependent on the analytical abilities of the Adviser.

Senior Loans generally are not listed on any national securities exchange or automated quotation system and no active trading market exists for many Senior Loans. As a result, many Senior Loans are illiquid, meaning that the Fund may not be able to sell them quickly at a fair price. The market for illiquid securities is more volatile than the market for liquid securities. However, many Senior Loans are of a large principal amount and are held by a large number of owners. In the Adviser’s opinion, this should enhance their liquidity. In addition, in recent years the number of institutional investors purchasing Senior Loans has increased. The risks of illiquidity are particularly important when the Fund’s operations require cash, and may in certain circumstances require that the Fund borrow to meet short-term cash requirements. To the extent that a secondary market does exist for certain Senior Loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Other than certain restrictions on the amount of illiquid securities during certain periods of a repurchase offer, the Fund has no limitation on the amount of its assets that may be invested in securities that are not readily marketable or that are subject to restrictions on resale. See “Repurchase of Shares — Repurchase Offers by the Fund — Impact of repurchase policies on the liquidity of the Fund.” The substantial portion of the Fund’s assets invested in Senior Loans may restrict the ability of the Fund to dispose of its investments in a timely fashion and at a fair price, and could result in capital losses to the Fund and holders of Shares. The market for Senior Loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the Fund’s net asset value per Share. Illiquid securities are also difficult to value.

If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of Senior Loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain Borrowers. This would increase the risk of default. If legislation or federal or state regulations require financial institutions to dispose of Senior Loans that are considered highly leveraged transactions or subject Senior Loans to increased regulatory scrutiny, financial institutions may determine to sell such Senior Loans. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Fund attempts to sell a Senior Loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the Senior Loan may be adversely affected.

Selling Lenders and other persons positioned between the Fund and the Borrower will likely conduct their principal business activities in the banking, finance and financial services industries. The Fund may be more at risk to any single economic, political or regulatory occurrence affecting such industries. Persons engaged in such industries may be more susceptible to, among other things, fluctuations in interest rates, changes in the Federal Open Market Committee’s monetary policy, governmental regulations concerning such industries and concerning capital raising activities generally and fluctuations in the financial markets generally.

Should an Agent or Lender positioned between the Fund and a Borrower become insolvent or enter FDIC receivership or bankruptcy, where the Fund is an Original Lender or has purchased an Assignment, any interest of such person in the Senior Loan and in any loan payment held by such person for the benefit of the Fund should not be included in the person’s estate. If, however, these items are included in their estate, the Fund would incur costs and delays in realizing payment and could suffer a loss of principal or interest.

Some Senior Loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the Senior Loans to presently existing or future indebtedness of the Borrower or take other action detrimental to Lenders. Such court action could under certain circumstances include invalidation of Senior Loans.

Borrower credit risk. Senior Loans, like most other debt obligations, are subject to the risk of default. Default in the payment of interest or principal on a Senior Loan results in a reduction in income to the Fund, a reduction in the value of the Senior Loan and a potential decrease in the Fund’s net asset value. The risk of default increases in the event of an economic downturn or a substantial increase in interest rates. An increased risk of default could result in a decline in the value of Senior Loans and in the Fund’s net asset value.

The Fund may acquire Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty, including Senior Loans of Borrowers that have filed for bankruptcy protection. Borrowers may have outstanding debt obligations that are rated below investment grade. More recently, rating agencies have begun rating Senior Loans, and Senior Loans in the Fund’s portfolio may themselves be rated below investment grade. The Fund may invest a substantial portion of its assets in Senior Loans of Borrowers that have outstanding debt obligations rated below investment grade or that are unrated but of comparable quality to such securities. Debt securities rated below investment grade are viewed by the rating agencies as speculative and are commonly known as “junk bonds.” Senior Loans may not be rated at the time that the Fund purchases them. If a Senior Loan is rated at the time of purchase, the Adviser may consider the rating when evaluating the Senior Loan but, in any event, does not view ratings as a determinative factor in investment decisions. As a result, the Fund is more dependent on the Adviser’s credit analysis abilities. Because of the protective terms of Senior Loans, the Adviser believes that the Fund is more likely to recover more of its investment in a defaulted Senior Loan than would be the case for most other types of defaulted debt securities. The values of Senior Loans of Borrowers that have filed for bankruptcy protection or that are experiencing payment difficulty could be affected by, among other things, the assessment of the likelihood that the Lenders ultimately will receive repayment of the principal amount of such Senior Loans, the likely duration, if any, of a lapse in the scheduled payment of interest and repayment of principal and prevailing interest rates. As of July 31, 2008, the Fund held in its portfolio 13 Senior Loans (the aggregate value of which represented approximately 1.36% of the value of the Fund’s net assets on such date) of Borrowers that were subject to protection under the federal bankruptcy laws. There is no assurance that the Fund will be able to recover any amount on Senior Loans of such Borrowers.

In the case of collateralized Senior Loans, there is no assurance that sale of the collateral would raise enough cash to satisfy the Borrower’s payment obligation or that the collateral can or will be liquidated. In the event of bankruptcy, liquidation may not occur and the court may not give Lenders the full benefit of their senior positions. If the terms of a Senior Loan do not require the Borrower to pledge additional collateral in the event of a decline in the value of the original collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the Borrower’s obligations under the Senior Loans. To the extent that a Senior Loan is collateralized by stock in the Borrower or its subsidiaries, such stock may lose all of its value in the event of bankruptcy of the Borrower. Uncollateralized Senior Loans involve a greater risk of loss.

Investment in non-U.S. issuers. The Fund may invest up to 20% of its total assets, measured at the time of investment, in Senior Loans to Borrowers that are organized or located in countries other than the United States provided that no more than 5% of these Senior Loans or other assets are non-U.S. dollar denominated. Investment in non-U.S. issuers involves special risks, including that non-U.S. issuers may be subject to less rigorous accounting and reporting requirements than U.S. issuers, less rigorous regulatory requirements, different legal systems and laws relating to creditors’ rights, the potential inability to enforce legal judgments and the potential for political, social and economic adversity. Investments by the Fund in non-U.S. dollar denominated investments will be subject to currency risk. Currency risk is the risk that fluctuations in the exchange rates between the U.S. dollar and non-U.S. currencies may negatively affect an investment. The value of investments denominated in non-U.S. currencies may fluctuate based on changes in the value of those currencies relative to the U.S. dollar, and a decline in applicable foreign exchange rates could reduce the value of such investments held by the Fund. The Fund also may hold non-U.S. dollar denominated Senior Loans or other securities received as part of a reorganization or restructuring.

Warrants, equity securities and junior debt securities. Warrants, equity securities and junior debt securities have a subordinate claim on a Borrower’s assets as compared with Senior Loans. As a result, the values of warrants, equity securities and junior debt securities generally are more dependent on the financial condition of the Borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants, equity securities and junior debt securities may be more volatile than those of Senior Loans and thus may increase the volatility of the Fund’s net asset value.

Participations. The Fund may purchase Participations in Senior Loans. Under a Participation, the Fund generally will have rights that are more limited than the rights of Lenders or of persons who acquire a Senior Loan by Assignment. In a Participation, the Fund typically has a contractual relationship with the Lender selling the Participation but not with the Borrower. As a result, the Fund assumes the credit risk of the Lender selling the Participation in addition to the credit risk of the Borrower. In the event of the insolvency of the Lender selling the Participation, the Fund may be treated as a general creditor of the Lender and may not have a senior claim to the Lender’s interest in the

Senior Loan. Certain participations in Senior Loans are illiquid, meaning the Fund may not be able to sell them quickly at a fair price. Illiquid securities are also difficult to value. The Fund presently does not intend to invest more than 5% of its net assets in Participations in Senior Loans.

Repurchase offer risks. If the Fund repurchases more Shares than it is able to sell, the Fund’s net assets may decline and expense ratios may increase and the Fund’s ability to achieve its investment objective may be adversely affected. Moreover, this may force the Fund to sell assets it would not otherwise sell and the Fund may be forced to sell Fund assets that may have declined in value. Such sales may affect the market for the assets being sold, which in turn, could diminish the value of an investment in the Fund. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares for repurchase by increasing the Fund’s expenses and reducing any net investment income. If a repurchase offer is oversubscribed, the Fund will repurchase the Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. Thus, there is also a risk that some shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular repurchase offer, thereby increasing both the likelihood that proration will occur and the likelihood the Fund will repurchase more Shares than it is able to sell.

Financial leverage. The Fund is authorized to utilize financial leverage to the maximum extent allowable under the 1940 Act. There are risks associated with borrowing or issuing preferred shares in an effort to increase the yield and distributions on the Common Shares, including that the costs of the financial leverage exceed the income from investments made with such leverage, the higher volatility of the net asset value of the Common Shares, and that fluctuations in the interest rates on the borrowing or dividend rates on preferred shares may affect the yield and distributions to the Common Shareholders. The Fund’s use of leverage also may impair the ability of the Fund to maintain its qualification for federal income taxes as a regulated investment company.

As long as the Fund is able to invest the proceeds of any financial leverage in senior loans or other investments that provide a higher net return than the then cost of such financial leverage (i.e., the current interest rate on any borrowing or dividend rate of any preferred shares after taking into account the expenses of any borrowing or preferred shares offering) and the Fund’s operating expenses, the effect of leverage will be to cause the Common Shareholders to realize a higher current rate of return than if the Fund were not leveraged. However, if the current costs of financial leverage were to exceed the return on such proceeds after expenses (which the Adviser believes to be an unlikely scenario), the Common Shareholders would have a lower rate of return than if the Fund had an unleveraged capital structure.

During any annual period when the Fund has a net payable on the interest due on borrowings or the dividends due on any outstanding preferred shares, the failure to pay on such amounts would preclude the Fund from paying dividends on the Common Shares. The rights of lenders to the Fund to receive interest on and repayment of principal on any borrowings will be senior to those of the holders of the Common Shares, and the terms of any such borrowings may contain provisions which limit certain activities of the Fund, including the payment of dividends to holders of Common Shares in certain circumstances, and may require the Fund to pledge assets to secure such borrowing. Further, the terms of such borrowing may, and the 1940 Act does (in certain circumstances), grant to the lenders to the Fund certain voting rights in the event of default in the payment of interest on or repayment of principal. In addition, under the 1940 Act, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless, at the time of such declaration and after deducting the amount of such dividend or distribution, the Fund is in compliance with the asset coverage requirements of the 1940 Act. Such prohibition on the payment of dividends or distributions might impair the ability of the Fund to maintain its qualification, for federal income tax purposes, as a regulated investment company. The Fund intends, however, to the extent possible, to repay borrowings or redeem any outstanding preferred securities from time to time if necessary, which may involve the payment by the Fund of a premium and the sale by the Fund of portfolio securities at a time when it may be disadvantageous to do so, to maintain compliance with such asset coverage requirements.

Subject to the restrictions of the 1940 Act, the Fund may “releverage” through incurrence of new borrowing, or the reissuance of preferred shares and in connection with which the Fund, and indirectly the Common Shareholders, would incur the expenses of such releveraging. Any borrowing will likely rank senior to or pari passu with all other existing and future borrowings of the Fund. Interest payments and fees incurred in connection with borrowings will reduce the amount of net income available for payment to Common Shareholders.

Although the Fund does not have any immediate intention to do so, the Fund may in the future issue preferred shares as a form of financial leverage. Any such preferred shares of the Fund would be senior to the Fund’s Common Shares, such that holders of preferred shares would have priority over the distribution of the Fund’s assets, including dividend and liquidating distributions. It is presently believed that any such preferred shares of the Fund would not be listed on any exchange and would be bought and sold in auctions through participating broker-dealers. If the Fund were to issue preferred shares, the Fund could be subject to, among other things, (i) more stringent asset coverage provisions, (ii) restrictions on certain investment practices and (iii) the imposition of certain minimum issue size, issuer geographical diversification and other requirements for determining portfolio assets that are eligible for computing compliance with their asset coverage requirements in connection with an investment grade rating for such preferred shares from one or more nationally recognized statistical rating shares by the Fund entails certain initial costs and expenses and certain ongoing administrative and accounting expenses, as well as costs of interest payments and dividends on the leverage. Fees based on the net assets of the Fund (such as the Fund’s advisory and administrative fees) will not increase by adding leverage to the Fund. Certain other expenses of the Fund (such as custodian fees or portfolio transaction-related costs, which generally increase with any increase in the amount of assets managed by the Fund) are expected to marginally increase by adding leverage to the Fund. All of these costs and expenses will be borne by the Fund’s Common Shareholders and will reduce the income or net assets available to Common Shareholders. If the Fund’s current investment income were not sufficient to meet interest expenses on any borrowing or dividend requirements on any preferred shares, the Fund might have to liquidate certain of its investments in order to meet required interest or dividend payments, thereby reducing the net asset value attributable to the Fund’s Common Shares. If there are preferred shares issued and outstanding, holders of the preferred shares will elect two Trustees. In addition, the terms of any preferred shares or borrowing may entitle holders of the preferred shares or lenders, as the case may be, to elect a majority of the Board of Trustees in certain other circumstances.

The Fund could be converted to an open-end investment company at any time by an amendment to the Fund’s Declaration of Trust. The Fund’s Declaration of Trust provides that such an amendment would require the approval of (a) a majority of the Trustees, including the approval by a majority of the disinterested Trustees of the Fund and (b) the lesser of (i) 67% or more of the Fund’s Common Shares and preferred shares, each voting as a class, present at a meeting at which holders of more than 50% of the outstanding shares of each class are present in person or by proxy or (ii) more than 50% of the outstanding Common Shares and preferred shares, each voting as a class. Among other things, conversion of the Fund to an open-end investment company would require the redemption of all outstanding preferred shares and could require the repayment of borrowings, which would eliminate the leveraged capital structure of the Fund with respect to the Common Shares.

Certain other practices in which the Fund may engage, including reverse repurchase agreements, may also be considered leverage and subject to the Fund’s leverage policy. However, to the extent that the Fund segregates cash, liquid securities or liquid senior loans in an amount sufficient to cover its obligations with respect to such reverse repurchase agreements, they will not be subject to the Fund’s leverage policy.

The Fund’s Statement of Additional Information contains additional information about the Fund’s use of financial leverage.

Anti-takeover provisions. The Fund’s Declaration of Trust includes provisions that could limit the ability of other persons to acquire control of the Fund or to change the composition of its Board of Trustees. See “Description of Shares — Anti-Takeover Provisions in the Declaration of Trust.”

Investment Practices and
Special Risks
• • • • • • • • • • • • • • • • • • • • • • • • • • • •

The Fund may use interest rate and other hedging transactions, purchase and sell Senior Loans and other securities on a when issued or delayed delivery basis and use repurchase and reverse repurchase agreements. These investment practices involve risks. Although the Adviser believes that these investment practices may aid the Fund in achieving its investment objective, there is no assurance that these practices will achieve this result.

Interest Rate and Other
Hedging Transactions
The Fund may enter into various interest rate hedging and risk management transactions. Certain of these interest rate hedging and risk management transactions may be considered to involve derivative instruments. A derivative is a financial instrument whose performance is derived at least in part from the performance of an underlying index, security or asset. The values of certain derivatives can be affected dramatically by even small market movements, sometimes in ways that are difficult to predict. There are many different types of derivatives, with many different uses. The Fund expects to enter into these transactions primarily to seek to preserve a return on a particular investment or portion of its portfolio, and may also enter into such transactions to seek to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments the Fund owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the Fund’s portfolio. In addition, the Fund may also engage in hedging transactions to seek to protect the value of its portfolio against declines in net asset value resulting from changes in interest rates or other market changes. Except as discussed previously herein with respect to certain derivative instruments, the Fund does not intend to engage in such transactions to enhance the yield on its portfolio, to increase income available for distributions or for other non-hedging purposes. Market conditions will determine whether and in what circumstances the Fund would employ any of the techniques described below. The successful utilization of these types of transactions for hedging and risk management purposes requires skills different from those needed in the selection of the Fund’s portfolio securities. The Fund believes that the Adviser possesses the skills necessary for the successful utilization of hedging and risk management transactions. The Fund will incur brokerage and other costs in connection with its hedging transactions.

The Fund may enter into interest rate swaps or purchase or sell interest rate caps or floors. The Fund will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Fund with another party of their respective obligations to pay or receive interest, e.g., an exchange of an obligation to make floating rate payments for an obligation to make fixed rate payments. For example, the Fund may seek to shorten the effective interest rate redetermination period of a Senior Loan in its portfolio for which the Borrower has selected an interest rate redetermination period of one year. The Fund could exchange the Borrower’s obligation to make fixed rate payments for one year for an obligation to make payments that readjust monthly. In such event, the Fund would consider the interest rate redetermination period of such Senior Loan to be the shorter period.

The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount (the reference amount with respect to which interest obligations are determined, although no actual exchange of principal occurs) from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The Fund will not enter into swaps, caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Fund.

In circumstances in which the Adviser anticipates that interest rates will decline, the Fund might, for example, enter into an interest rate swap as the floating rate payor or, alternatively, purchase an interest rate floor. In the case of purchasing an interest rate floor, if interest rates declined below the floor rate, the Fund would receive payments from its counterparty which would wholly or partially offset the decrease in the payments it would receive in respect of the portfolio assets being hedged. In the case where the Fund purchases such an interest rate swap, if the floating rate payments fell below the level of the fixed rate payment set in the swap agreement, the Fund’s counterparty would pay the Fund amounts equal to interest computed at the difference between the fixed and floating rates over the notional principal amount. Such payments would offset or partially offset the decrease in the payments the Fund would receive in respect of floating rate portfolio assets being hedged.

The successful use of swaps, caps and floors to preserve the rate of return on a portfolio of financial instruments depends on the Adviser’s ability to predict correctly the direction and extent of movements in interest rates. Although the Fund believes that use of the hedging and risk management techniques described above will benefit the Fund, if the Adviser’s judgment about the direction or extent of the movement in interest rates is incorrect, the Fund’s overall performance would be worse than if it had not entered into any such transactions. For example, if the Fund had purchased an interest rate swap or an interest rate floor to hedge against its expectation that interest rates would decline but instead interest rates rose, the Fund would lose part or all of the benefit of the increased payments it would receive as a result of the rising interest rates because it would have to pay amounts to its counterparty under the swap agreement or would have paid the purchase price of the interest rate floor.

Inasmuch as these hedging transactions are entered into for good-faith risk management purposes, the Adviser and the Fund believe such obligations do not constitute senior securities. The Fund will usually enter into interest rate swaps on a net basis, i.e., where the two parties make net payments with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The net amount of the excess, if any, of the Fund’s obligations over its entitlements with respect to each interest rate swap will be accrued and an amount of cash, liquid securities or liquid Senior Loans having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by the Fund’s custodian. If the Fund enters into a swap on other than a net basis, the Fund will maintain in the segregated account the full amount of the Fund’s obligations under each such swap. Accordingly, the Fund does not treat swaps as senior securities. The Fund may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the New York Stock Exchange or other entities determined by the Adviser, pursuant to procedures adopted and reviewed on an ongoing basis by the Board of Trustees, to be creditworthy. If a default occurs by the other party to such transaction, the Fund will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws which could affect the Fund’s rights as a creditor. The swap market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations and they are less liquid than swaps. There can be no assurance, however, that the Fund will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Adviser believes are advantageous to the Fund. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Fund will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.

New financial products continue to be developed, and the Fund may invest in any such products to the extent consistent with its investment objective and the regulatory and federal tax requirements applicable to investment companies.

When Issued and Delayed
Delivery Transactions
The Fund may also purchase and sell interests in Senior Loans and other portfolio securities on a when issued and delayed delivery basis. No income accrues to the Fund on such interests or securities in connection with such purchase transactions prior to the date that the Fund actually takes delivery of such interests or securities. These transactions are subject to market fluctuation; the value of the interests in Senior Loans and other portfolio debt securities at delivery may be more or less than their purchase price, and yields generally available on such interests or securities when delivery occurs may be higher or lower than yields on the interests or securities obtained pursuant to such transactions. Because the Fund relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Fund missing the opportunity of obtaining a price or yield considered to be advantageous. When the Fund is the buyer in such a transaction, however, it will maintain, in a segregated account with its custodian, cash, liquid securities or liquid Senior Loans having an aggregate value at least equal to the amount of such purchase commitments until payment is made. The Fund will make commitments to purchase such interests or securities on such basis only with the intention of actually acquiring these interests or securities, but the Fund may sell such interests or securities prior to the settlement date if such sale is considered to be advisable. To the extent the Fund engages in when issued and delayed delivery transactions, it will do so for the purpose of acquiring interests or securities for the Fund’s portfolio consistent with the Fund’s investment objective and policies and not for the purpose of investment leverage. No specific limitation exists as to the percentage of the Fund’s assets which may be used to acquire securities on a when issued or delayed delivery basis.

Repurchase Agreements
The Fund may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed upon price on an agreed upon date) only with member banks of the Federal Reserve System and member firms of the New York Stock Exchange. When participating in repurchase agreements, the Fund buys securities from a vendor, e.g., a bank or brokerage firm, with the agreement that the vendor will repurchase the securities at a higher price at a later date. Such transactions afford an opportunity for the Fund to earn a return on available cash at minimal market risk, although the Fund may be subject to various delays and risks of loss if the vendor is unable to meet its obligation to repurchase. Under the 1940 Act, repurchase agreements are deemed to be collateralized loans of money by the Fund to the seller. In evaluating whether to enter into a repurchase agreement, the Adviser will consider carefully the creditworthiness of the vendor. If the member bank or member firm that is the party to the repurchase agreement petitions for bankruptcy or otherwise becomes subject to the U.S. Bankruptcy Code, the law regarding the rights of the Fund is unsettled. The securities underlying a repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Adviser will monitor the value of the collateral. No specific limitation exists as to the percentage of the Fund’s assets which may be used to participate in repurchase agreements.

Reverse Repurchase Agreements
The Fund may enter into reverse repurchase agreements with respect to debt obligations which could otherwise be sold by the Fund. A reverse repurchase agreement is an instrument under which the Fund may sell an underlying debt instrument and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the security back to the Fund at an agreed upon price on an agreed upon date. The Fund will maintain in a segregated account with its custodian cash, liquid securities or liquid Senior Loans in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. The Fund receives payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund’s ability to dispose of the underlying securities. An additional risk is that the market value of securities sold by the Fund under a reverse repurchase agreement could decline below the price at which the Fund is obligated to repurchase them. Reverse repurchase agreements will be considered borrowings by the Fund and as such would be subject to the restrictions on borrowing described in the Statement of Additional Information under “Investment Restrictions.” The Fund will not hold more than 5% of the value of its total assets in reverse repurchase agreements.

Management of the Fund
• • • • • • • • • • • • • • • • • • • • • • • • • • • •

Board of Trustees
The management of the Fund, including general supervision of the duties performed by the Adviser, is the responsibility of the Fund’s Board of Trustees.

Investment Adviser
Van Kampen Asset Management is the Fund’s investment adviser. The Adviser is a wholly-owned subsidiary of Van Kampen Investments Inc. (“Van Kampen Investments”). Van Kampen Investments is a diversified asset management company that services more than three million retail investor accounts, has extensive capabilities for managing institutional portfolios and has more than $112 billion under management or supervision as of September 30, 2008. VKF, the principal underwriter of the Fund, is also a wholly owned subsidiary of Van Kampen Investments. Van Kampen Investments is an indirect wholly-owned subsidiary of Morgan Stanley, a preeminent global financial services firm that provides a wide range of investment banking, securities, investment management and wealth management services. The Adviser’s principal office is located at 522 Fifth Avenue, New York, New York 10036.

Advisory agreement. The Fund retains the Adviser to manage the investment of its assets and to place orders for the purchase and sale of its portfolio securities. Under an investment advisory agreement between the Adviser and the Fund (the “Advisory Agreement”), the Fund pays the Adviser a monthly fee computed based upon an annual rate applied to the average daily net assets of the Fund as follows:

Average Daily Net Assets	% Per Annum

First $500 million	0.900%

Next $1 billion	0.850%

Next $1 billion	0.825%

Next $500 million	0.800%

Over $3 billion	0.775%

Applying this fee schedule, the Fund’s effective advisory fee rate was 0.86% of the Fund’s average daily net assets for the Fund’s fiscal year ended July 31, 2008. The Fund’s average daily net assets are determined by taking the average of all of the determinations of the net assets during a given calendar month. Such fee is payable for each calendar month as soon as practicable after the end of that month.

The Adviser furnishes offices, necessary facilities and equipment. The Fund pays all charges and expenses of its day-to-day operations, including service fees, distribution fees, custodian fees, legal and independent registered public accounting firm fees, the costs of reports and proxies to shareholders, compensation of trustees of the Fund (other than those who are affiliated persons of the Adviser, VKF or Van Kampen Investments) and all other ordinary business expenses not specifically assumed by the Adviser.

A discussion regarding the basis for the Board of Trustees’ approval of the Advisory Agreement is available in the Fund’s Annual Report for the fiscal year ended July 31, 2008.

Portfolio management. The Fund is managed by members of the Adviser’s Senior Loan Group, which includes Philip Yarrow, Executive Director and portfolio manager of the Adviser, Gerard Fogarty, Vice President and assistant portfolio manager of the Adviser, and Jeffrey Scott, Vice President and assistant portfolio manager of the Adviser. Mr. Yarrow is primarily responsible for the day-to-day management of the Fund.

Mr. Yarrow joined the Adviser in 2005 and began managing the Fund in March 2007. Mr. Yarrow has over 12 years of investment experience. Prior to joining the Adviser in 2005, Mr. Yarrow was a credit analyst and a portfolio manager at Bank One/JPMorgan. Mr. Yarrow holds a Masters degree in finance from Northwestern University and received his undergraduate degree from the University of Nottingham. Mr. Yarrow also holds the Chartered Financial Analyst designation.

Mr. Fogarty joined the Adviser in 2007 and began managing the Fund in July 2008. Mr. Fogarty has approximately 11 years of investment experience. From 2003 to 2007 and prior to joining the Adviser, Mr. Fogarty was employed by JP Morgan and held a number of positions including Director in the financial institutions group, and, most recently as a Credit Executive in the commercial real estate group. Prior to joining JP Morgan, Mr. Fogarty was employed as an Associate in the financial institutions group at Bank of America. Mr. Fogarty received a B.S. from Indiana University and an M.B.A. from the University of Chicago Graduate School of Business.

Mr. Scott joined the Adviser in 2005 and began managing the Fund in July 2008. Mr. Scott has approximately 18 years of investment industry experience. Prior to joining the Adviser, Mr. Scott was employed by State Farm Insurance Companies where he served as an Assistant Vice President in the Mutual Fund Group responsible for product development and strategy as well as a Regional Vice President for Sales for the

Financial Services Division. Mr. Scott received a B.S. from Elmhurst College and an M.B.A. from the University of Chicago Graduate School of Business. Mr. Scott also holds the Chartered Financial Analyst designation.

The Fund’s Statement of Additional Information provides additional information about the portfolio managers’ compensation structure, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund.

The composition of the team may change from time to time.

Administrator
VKF, the Fund’s principal underwriter, also serves as the Fund’s Administrator. Its principal business address is 522 Fifth Avenue, New York, New York 10036. The Administrator is an affiliate of the Adviser.

Pursuant to the administration agreement between the Fund and the Administrator (the “Administration Agreement”), the Administrator (i) monitors provisions of Loan Agreements and any Participations and Assignments and is responsible for recordkeeping for Senior Loans; (ii) arranges for the printing and dissemination of reports to shareholders; (iii) arranges for dissemination of the Fund’s proxy and any repurchase offer materials to shareholders, and oversees the tabulation of proxies by the Fund’s transfer agent; (iv) negotiates the terms and conditions under which custodian services are provided to the Fund and the fees to be paid by the Fund in connection therewith; (v) negotiates the terms and conditions under which dividend disbursing services are provided to the Fund, and the fees to be paid by the Fund in connection therewith, and reviews the provision of such services to the Fund; (vi) provides the Fund’s dividend disbursing agent and custodian with such information as is required for them to effect payment of dividends and distributions and to implement the Fund’s dividend reinvestment plan; (vii) makes such reports and recommendations to the Board of Trustees as the trustees reasonably request; and (viii) provides shareholder services to holders or potential holders of the Fund’s securities.

For the services rendered to the Fund and related expenses borne by the Administrator, the Fund pays the Administrator a fee, accrued daily and paid monthly, at the annualized rate of 0.25% of the Fund’s average daily net assets.

Purchase of Shares
• • • • • • • • • • • • • • • • • • • • • • • • • • • •

General
This Prospectus offers three classes of Shares of the Fund, designated as Class A Shares, Class B Shares and Class C Shares, and describes two classes of Shares, designated as Class IB Shares and Class IC Shares, which are not continuously offered. By offering multiple classes of Shares, the Fund permits each investor to choose the class of Shares that is most beneficial given the type of investor, the amount to be invested and the length of time the investor expects to hold the Shares. You should discuss with your authorized dealer which Share class is most appropriate for you. As described more fully below, each class of Shares offers a distinct structure of sales charges, distribution and service fees and other features (for example, the reduced or eliminated sales charges available for purchases of Class A Shares over $100,000 of the Fund or your cumulative ownership of Participating Funds) that are designed to address a variety of needs.

Each class of Shares of the Fund represents an interest in the same portfolio of investments of the Fund and has the same rights except that (i) Class A Shares generally bear the sales charge expenses at the time of purchase while Class B Shares and Class C Shares generally bear the sales charge expenses at the time of repurchase by the Fund and any expenses (including higher distribution fees and transfer agency costs) resulting from such early withdrawal charge arrangement and Class IB Shares and Class IC Shares are not subject to initial sales charges or early withdrawal charges, (ii) each class of Shares has exclusive voting rights with respect to approvals of any applicable distribution plan and any applicable service plan (each as described below), under which the class’s distribution fee and/or service fee is paid, (iii) certain classes of Shares have different exchange privileges, (iv) certain classes of Shares are subject to a conversion feature and (v) certain classes of Shares have different shareholder service options available.

Pricing Fund Shares
The offering price of the Fund’s Shares is based upon the Fund’s net asset value per Share (plus sales charges, where applicable). Differences in net asset values per Share of each class of Shares are generally expected to be due to the daily expense accruals of the higher distribution fees and transfer agency costs applicable to the Class B Shares and Class C Shares and the differential in the dividends that may be paid on each class of Shares.

The net asset value per Share for each class of Shares of the Fund is determined once daily as of the close of trading on the New York Stock Exchange (the “Exchange”) (generally 4:00 p.m., Eastern time) each day the Exchange is open for trading except on any day on which no purchase or repurchase orders are received or there is not a sufficient degree of trading in the Fund’s portfolio securities such that the Fund’s net asset value per Share might be materially affected. The Fund’s Board of Trustees reserves the right to calculate the net asset value per Share and adjust the offering price more frequently than once daily if deemed desirable. Net asset value per Share for each class is determined by dividing the value of the Fund’s portfolio securities, cash and other assets (including accrued interest) attributable to such class, less all liabilities (including accrued expenses) attributable to such class, by the total number of Shares of the class outstanding. For more information about computing net asset value per Share, see the section entitled “Net Asset Value” in the Fund’s Statement of Additional Information.

Distribution Plan and Service Plan
The Fund has adopted a Distribution Plan with respect to each of its Class A Shares, Class B Shares and Class C Shares and in so doing has agreed to comply with Rule 12b-1 under the 1940 Act as if the Fund were an open-end investment company. The Fund also has adopted a Service Plan with respect to each of its Class A Shares, Class B Shares, Class C Shares and Class IC Shares. There is no Distribution Plan or Service Plan for Class IB Shares and no Distribution Plan for Class IC Shares. Under the Distribution Plan and the Service Plan, the Fund pays distribution fees in connection with the sale and distribution of Class A Shares, Class B Shares and Class C Shares and service fees in connection with the provision of ongoing services to holders of Class A Shares, Class B Shares, Class C Shares and Class IC Shares and the maintenance of such shareholders’ accounts.

The amount of distribution fees and service fees varies among the classes offered by the Fund. Because these fees are paid out of the Fund’s assets on an ongoing basis, these fees will increase the cost of your investment in the Fund. By purchasing a class of Shares subject to higher distribution fees and service fees, you may pay more over time than on a class of Shares with other types of sales charge arrangements. Long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the rules of the Financial Industry Regulatory Authority (“FINRA”). The net income attributable to a class of Shares will be reduced by the amount of the distribution fees and service fees and other expenses of the Fund associated with that class of Shares.

To assist investors in comparing classes of Shares, the tables under the Prospectus heading “Fees and Expenses of the Fund” provide a summary of sales charges and expenses and an example of the sales charges and expenses of the Fund applicable to each class of Shares offered herein.

Class IC Shares are subject to a service fee of up to 0.25% of average daily net assets attributable to such class of Shares. The Fund’s Board of Trustees has authorized the Fund to make service fee payments not to exceed 0.15% of the Fund’s average daily net assets attributable to Class IC Shares for any fiscal year.

How to Buy Shares
The Class A Shares, Class B Shares and Class C Shares are offered on a continuous basis through VKF as principal underwriter, which is located at 522 Fifth Avenue, New York, New York 10036. Shares may be purchased through members of FINRA who are acting as securities dealers (“dealers”) and FINRA members or eligible non-FINRA members who are acting as brokers or agents for investors (“brokers”). Dealers and brokers are sometimes referred to herein as authorized dealers.

Shares may be purchased on any business day by completing the account application form and forwarding it, directly or through an authorized dealer, administrator, custodian, trustee, record keeper or financial adviser, to the Fund’s shareholder service agent, Van Kampen Investor Services Inc. (“Investor Services”), a wholly owned subsidiary of Van Kampen Investments. When purchasing shares of the Fund, investors must specify whether the purchase is for Class A Shares, Class B Shares or Class C Shares by selecting the correct Fund number on the account application form. Sales personnel of authorized dealers distributing the Fund’s shares are entitled to receive compensation for selling such Shares and may receive differing compensation for selling Class A Shares, Class B Shares or Class C Shares.

The Adviser and/or VKF may pay compensation (out of their own funds and not as an expense of the Fund) to certain affiliated or unaffiliated authorized dealers in connection with the sale or retention of Fund Shares and/or shareholder servicing. Such compensation may be significant in amount and the prospect of receiving, or the receipt of, such compensation may provide both affiliated and unaffiliated entities, and their representatives or employees, with an incentive to favor sales or retention of Shares of the Fund over other investment options. Any such payments will not change the net asset value or the price of the Fund’s Shares. For more information, please see “Sales Compensation” below and/or contact your authorized dealer.

The offering price for Shares is based upon the next determined net asset value per Share (plus sales charges, where applicable) after an order is received timely by Investor Services, either directly or from authorized dealers, administrators, financial advisers, custodians, trustees or record keepers. Purchases completed through an authorized dealer, administrator, custodian, trustee, record keeper or financial adviser may involve additional fees charged by such person. Orders received by Investor Services prior to the close of the Exchange, and orders received by authorized dealers, administrators, custodians, trustees, record keepers or financial advisers prior to the close of the Exchange that are properly transmitted to Investor Services by the time designated by Investor Services, are priced based on the date of receipt. Orders received by Investor Services after the close of the Exchange, and orders received by authorized dealers, administrators, custodians, trustees, record keepers or financial advisers after the close of the Exchange or orders received by such persons that are not transmitted to Investor Services until after the time designated by Investor Services, are priced based on the date of the next determined net asset value per Share provided they are received timely by Investor Services on such date. It is the responsibility of authorized dealers, administrators, custodians, trustees, record keepers or financial advisers to transmit orders received by them to Investor Services so they will be received in a timely manner.

The Fund and VKF reserve the right to reject or limit any order to purchase Fund Shares through exchange or otherwise and to close any shareholder account when they believe it is in the best interests of the Fund. Certain patterns of past exchanges and/or purchase or sale transactions involving the Fund or other Participating Funds (as defined below) may result in the Fund rejecting or limiting, in the Fund’s or VKF’s discretion, additional purchases and/or exchanges or in an account being closed. Determinations in this regard may be made based on the frequency or dollar amount of the previous exchanges or purchase or sale transactions. The Fund also reserves the right to suspend the sale of the Fund’s Shares in response to conditions in the securities markets or for other reasons. As used herein, “Participating Funds” refers to Van Kampen investment companies advised by the Adviser and distributed by VKF as determined from time to time by the Fund’s Board of Trustees.

Investor accounts with respect to Class A Shares, Class B Shares and Class C Shares will automatically be credited with additional Shares of the Fund after any Fund distributions, such as dividends and capital gain dividends, unless the investor instructs the Fund otherwise. With respect to Class IC Shares and Class IB Shares, previous instructions regarding reinvestment of dividends and capital gain dividends will continue to apply until such shareholder changes his or her instruction. Investors wishing to receive cash instead of additional Shares should contact the Fund by visiting our web site at www.vankampen.com, by writing to the Fund, c/o Van Kampen Investor Services Inc., PO Box 219286, Kansas City, Missouri 64121-9286, or by telephone at (800) 847-2424.

The minimum initial investment in the Fund is $1,000; $250 for a tax-sheltered retirement plans (see “Shareholder Services — Retirement plans”). The minimum subsequent investment is $100.

To help the government fight the funding of terrorism and money laundering activities, the Fund has implemented an anti-money laundering compliance program and has designated an anti-money laundering compliance officer. As part of the program, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means to you: when you open an account, you will be asked to provide your name, address, date of birth, and other information that will allow us to identify you. The Fund and VKF reserve the right to not open your account if this information is not provided. If the Fund or VKF is unable to verify your identity, the Fund and VKF reserve the right to restrict additional transactions and/or reject your attempted purchase of Shares or take any other action required by law.

Class A Shares
Class A Shares of the Fund are sold at the offering price, which is net asset value plus an initial maximum sales charge of up to 3.25% (or 3.36% of the net amount invested), reduced on investments of $100,000 or more as follows:

Class A Shares
Sales Charge Schedule*

	As % of	As % of
Size of	Offering	Net Amount
Investment	Price	Invested

Less than $100,000	3.25%	3.36%

$100,000 but less than $250,000	2.75%	2.83%

$250,000 but less than $500,000	1.75%	1.78%

$500,000 but less than $1,000,000	1.50%	1.52%

$1,000,000 or more	**	**

*	The actual sales charge that may be paid by an investor may differ slightly from the sales charge shown above due to rounding that occurs in the calculation of the offering price and in the number of Shares purchased.
**	No sales charge is payable at the time of purchase on investments in Class A Shares of $1 million or more, although such Class A Shares purchased without a sales charge may be subject to an early withdrawal charge of 1.00% on certain repurchases by the Fund made within eighteen months of purchase. The early withdrawal charge is assessed on an amount equal to the lesser of the then current market value of the Shares or the historical cost of the Shares (which is the amount actually paid for the Shares at the time of original purchase) being repurchased by the Fund. Accordingly, no early withdrawal charge is imposed on increases in net asset value above the initial purchase price. Shareholders should retain any records necessary to substantiate the historical cost of their Shares, as the Fund and authorized dealers may not retain this information.

No sales charge is imposed on Class A Shares received from reinvestment of dividends or capital gain dividends.

Under the Distribution Plan and the Service Plan, the Fund may spend up to a total of 0.25% per year of the Fund’s average daily net assets with respect to Class A Shares of the Fund. Due to voluntary fee waivers by VKF, the aggregate distribution fees and service fees paid for the Fund’s last fiscal year were 0.00% of the average daily net assets attributable to Class A Shares of the Fund.

Class A Shares
Quantity Discounts
Investors purchasing Class A Shares may, under certain circumstances described below, be entitled to pay reduced or no sales charges. A person eligible for a reduced sales charge includes an individual, his or her spouse or equivalent, children under 21 years of age and any corporation, partnership or sole proprietorship which is 100% owned, either alone or in combination, by any of the foregoing, a trustee or other fiduciary purchasing for a single trust or for a single fiduciary account, or a “company” as defined in Section 2(a)(8) of the 1940 Act.

Investors must notify the Fund or their authorized dealer at the time of the purchase order whenever a quantity discount is applicable to purchases and may be required to provide the Fund, or their authorized dealer, with certain information or records to verify eligibility for a quantity discount. Such information or records may include account statements or other records for shares of the Fund or other Participating Funds in all accounts (e.g., retirement accounts) of the investor and other eligible persons, as described above, which may include accounts held at the Fund or at other authorized dealers. Upon such notification, an investor will pay the lowest applicable sales charge. Shareholders should retain any records necessary to substantiate the purchase price of the Shares, as the Fund and authorized dealers may not retain this information.

Quantity discounts may be modified or terminated at any time. For more information about quantity discounts, investors should contact the Fund, their authorized dealer or VKF.

Volume discounts. The size of investment shown in the Class A Shares sales charge table applies to the total dollar amount being invested by any person in Shares of the Fund, or in any combination of Shares of the Fund and shares of other Participating Funds, although other Participating Funds may have different sales charges.

Cumulative purchase discount. The size of investment shown in the Class A Shares sales charge table may also be determined by combining the amount being invested in shares of the Participating Funds plus the current offering price of all shares of the Participating Funds currently owned.

Letter of Intent. A Letter of Intent provides an opportunity for an investor to obtain a reduced sales charge by aggregating investments over a 13-month period to determine the sales charge as outlined in the Class A Shares sales charge table. The size of investment shown in the Class A Shares sales charge table includes purchases of shares of the Participating Funds in Class A Shares over a 13-month period based on the total amount of intended purchases, including any applicable credit for the current offering price of all shares of the Participating Funds previously purchased and still owned as of the date of the Letter of Intent. Prior to November 1, 2009, an investor may elect to compute the 13-month period starting up to 90 days before the date of execution of a Letter of Intent. Each investment made during the period receives the reduced sales charge applicable to the total amount of the investment goal. The Letter of Intent does not preclude the Fund (or any other Participating Fund) from discontinuing the sale of its Shares. The initial purchase must be for an amount equal to at least 5% of the minimum total purchase amount of the level selected. If trades not initially made under a Letter of Intent subsequently qualify for a lower sales charge through the 90-day backdating provisions applicable prior to November 1, 2009, an adjustment will be made at the expiration of the Letter of Intent to give effect to the lower sales charge. Such adjustment in sales charge will be used to purchase additional Shares. The Fund initially will escrow Shares totaling 5% of the dollar amount of the Letter of Intent to be held by Investor Services in the name of the shareholder. In the event the Letter of Intent goal is not achieved within the specified period, the investor must pay the difference between the sales charge applicable to the purchases made and the reduced sales charge previously paid. Such payments may be made directly to VKF or, if not paid, VKF will liquidate sufficient escrowed Shares to obtain the difference.

Class A Shares
Purchase Programs
Purchasers of Class A Shares may be entitled to reduced or no initial sales charges in connection with certain unit investment trust reinvestment program repurchases and purchases by registered representatives of selling firms or purchases by persons affiliated with the Fund or VKF as described below. The Fund reserves the right to modify or terminate these arrangements at any time.

Unit investment trust reinvestment program. The Fund permits unitholders of Van Kampen unit investment trusts that enrolled in the reinvestment program prior to December 3, 2007 to reinvest distributions from such trusts in Class A Shares of the Fund at net asset value without a sales charge. The Fund reserves the right to modify or terminate this program at any time.

Net asset value purchase options. Class A Shares of the Fund may be purchased at net asset value without a sales charge, generally upon written assurance that the purchase is made for investment purposes and that the Shares will not be resold except through repurchases by the Fund, by:

(1)	Current or retired trustees or directors of funds advised by Morgan Stanley and any of its subsidiaries and such persons’ families and their beneficial accounts.

(2)	Current or retired directors, officers and employees of Morgan Stanley and any of its subsidiaries; employees of an investment subadviser to any fund described in (1) above or an affiliate of such subadviser; and such persons’ families and their beneficial accounts.

(3)	Directors, officers, employees and, when permitted, registered representatives, of financial institutions that have a selling group agreement with VKF and their spouses or equivalent and children under 21 years of age when purchasing for any accounts they beneficially own, or, in the case of any such financial institution, when purchasing for retirement plans for such institution’s employees; provided that such purchases are otherwise permitted by such institutions.

(4)	Banks, broker-dealers and other financial institutions (including registered investment advisers and financial planners) that have entered into an agreement with VKF or one of its affiliates, purchasing Shares on behalf of clients participating in a fund supermarket, wrap program, asset allocation program, or other program in which the clients pay an asset-based fee (which may be subject to a minimum flat fee) for: advisory or financial planning services, executing transactions in Participating Fund shares, or for otherwise participating in the program.

(5)	Trustees and other fiduciaries purchasing Shares for retirement plans which invest in multiple fund families through broker-dealer retirement plan alliance programs that have entered into agreements with VKF and which are subject to certain minimum size and operational requirements. Trustees and other fiduciaries may call VKF for further details with respect to such alliance programs.

(6)	Retirement plans funded by the rollovers of assets of Participating Funds from an employer-sponsored retirement plan and established exclusively for the benefit of an individual (specifically including, but not limited to, a Traditional IRA, Roth IRA, SIMPLE IRA, Solo 401(k), Money Purchase or Profit Sharing plan) if:

(i)	the account being funded by such rollover is to be maintained by the same trustee, custodian or administrator that maintained the plan from which the rollover funding such rollover originated, or an affiliate thereof; and

(ii)	the dealer of record with respect to the account being funded by such rollover is the same as the dealer of record with respect to the plan from which the rollover funding such rollover originated, or an affiliate thereof.

(7)	Trusts created under pension, profit sharing or other employee benefit plans (including qualified and non-qualified deferred compensation plans), provided that (a) the total plan assets are at least $1 million or (b) the plan has more than 100 eligible employees. A commission will be paid to authorized dealers who initiate and are responsible for such purchases within a rolling twelve-month period as follows: 1.00% on sales of $1 million to $2 million, plus 0.75% on the next $1 million, plus 0.50% on the next $2 million, plus 0.25% on the excess over $5 million.

(8)	Clients of authorized dealers purchasing Shares in fixed or flat fee (rather than transaction based fee) brokerage accounts.

(9)	Certain qualified state tuition plans qualifying pursuant to Section 529 of the Internal Revenue Code of 1986, as amended (the “Code”), that are approved by VKF.

(10)	Unit investment trusts sponsored by VKF or its affiliates.

The term “families” includes a person’s spouse or equivalent, children and grandchildren under 21 years of age, parents and the parents of the person’s spouse or equivalent.

Purchase orders made pursuant to clause (4) may be placed either through authorized dealers as described above or directly with Investor Services by the investment adviser, financial planner, trust company or bank trust department, provided that Investor Services receives federal funds for the purchase by the close of business on the next business day following acceptance of the order. An authorized dealer may charge a transaction fee for placing an order to purchase Shares pursuant to this provision or for placing an order in a repurchase offer by the Fund with respect to such Shares. Authorized dealers will be paid a service fee as described above on purchases made under options (3) through (9) above. The Fund may terminate, or amend the terms of, offering Shares of the Fund at net asset value to such groups at any time.

Eligible purchasers of Class A Shares may also be entitled to reduced or no initial sales charges through certain purchase programs offered by the Fund. For more information, see “Other Purchase Programs” herein.

Class B Shares
Class B Shares of the Fund are sold at net asset value and are subject to an early withdrawal charge if repurchased by the Fund within five years of purchase as shown in the following table:

Class B Shares
Early Withdrawal Charge Schedule

Early Withdrawal Charge
as a Percentage of
Dollar Amount
Year Since Purchase	Subject to Charge

First	3.00%

Second	2.00%

Third	1.50%

Fourth	1.00%

Fifth	0.50%

Sixth and After	0.00%

The early withdrawal charge is assessed on an amount equal to the lesser of the then current market value of the Shares or the historical cost of the Shares (which is the amount actually paid for the Shares at the time of original purchase) being repurchased by the Fund. Accordingly, no early withdrawal charge is imposed on increases in net asset value above the initial purchase price. Shareholders should retain any records necessary to substantiate the historical cost of their Shares, as the Fund and authorized dealers may not retain this information. In addition, no early withdrawal charge is assessed on Shares derived from reinvestment of dividends or capital gain dividends.

The amount of the early withdrawal charge, if any, varies depending on the number of years from the time of each purchase of Class B Shares until the time of repurchase by the Fund of such Shares.

In determining whether an early withdrawal charge applies to a repurchase, it is assumed that the Shares being repurchased first are any Shares in the shareholder’s Fund account that are not subject to an early withdrawal charge, followed by Shares held the longest in the shareholder’s account.

Under the Distribution Plan, the Fund may spend up to 0.75% per year of the Fund’s average daily net assets with respect to Class B Shares of the Fund. In addition, under the Service Plan, the Fund may spend up to 0.25% per year of the Fund’s average daily net assets with respect to Class B Shares of the Fund. Pursuant to the terms of the Plans, the Fund may spend less (and therefore shareholders may be charged less) than the combined annual distribution and service fees of 1.00% per year of the Fund’s average daily net assets with respect to Class B Shares of the Fund. See the section entitled “Financial Highlights” herein and the section entitled “Distribution and Service” in the Fund’s Statement of Additional Information. Due to voluntary fee waivers by VKF, the aggregate distribution fees and service fees paid for the Fund’s last fiscal year were 0.75% of the average daily net assets attributable to Class B Shares of the Fund.

Eligible purchasers of Class B Shares may also be entitled to reduced or no early withdrawal charges through certain purchase programs offered by the Fund. For more information, see “Other Purchase Programs” herein.

Conversion feature. Class B Shares purchased on or after February 18, 2005, including Class B Shares received from reinvestment of distributions through the dividend reinvestment plan on such Shares, automatically convert to Class A Shares eight years after the end of the calendar month in which the Shares were purchased. Such conversion will be on the basis of the relative net asset values per Share, without the imposition of any sales load, fee or other charge. The conversion schedule applicable to a Share of the Fund acquired through the exchange privilege from a Participating Fund is determined by reference to the Participating Fund from which such Share was originally purchased.

Class C Shares
Class C Shares of the Fund are sold at net asset value and are subject to an early withdrawal charge of 1.00% of the dollar amount subject to charge if repurchased by the Fund within one year of purchase.

The early withdrawal charge is assessed on an amount equal to the lesser of the then current market value of the Shares or the historical cost of the Shares (which is the amount actually paid for the Shares at the time of original purchase) being repurchased by the Fund. Accordingly, no early withdrawal charge is imposed on increases in net asset value above the initial purchase price. Shareholders should retain any records necessary to substantiate the historical cost of their Shares, as the Fund and authorized dealers may not retain this information. In addition, no early withdrawal charge is assessed on Shares derived from reinvestment of dividends or capital gain dividends. The Fund will not accept a purchase order for Class C Shares in the amount of $1 million or more.

In determining whether an early withdrawal charge applies to a repurchase of Shares, it is assumed that the Shares being repurchased first are any Shares in the shareholder’s Fund account that are not subject to an early withdrawal charge, followed by Shares held the longest in the shareholder’s account.

Under the Distribution Plan, the Fund may spend up to 0.75% per year of the Fund’s average daily net assets with respect to Class C Shares of the Fund. In addition, under the Service Plan, the Fund may spend up to 0.25% per year of the Fund’s average daily net assets with respect to Class C Shares of the Fund. Pursuant to the terms of the Plans, the Fund may spend less (and therefore shareholders may be charged less) than the combined annual distribution and service fees of 1.00% per year of the Fund’s average daily net assets with respect to Class C Shares of the Fund. See the section entitled “Financial Highlights” herein and the section entitled “Distribution and Service” in the Fund’s Statement of Additional Information. Due to voluntary fee waivers by VKF, the aggregate distribution fees and service fees paid for the Fund’s last fiscal year were 0.75% of the average daily net assets attributable to Class C Shares of the Fund.

Eligible purchasers of Class C Shares may also be entitled to reduced or no early withdrawal charges through certain purchase programs offered by the Fund. For more information, see “Other Purchase Programs” herein.

Waiver of Early Withdrawal Charge
The early withdrawal charge is waived on repurchases by the Fund of Class A Shares, Class B Shares and Class C Shares purchased subject to an early withdrawal charge pursuant to a repurchase offer (i) within one year following the death or disability (as disability is defined by federal income tax law) of a shareholder, (ii) for required minimum distributions from an individual retirement account (“IRA”) or certain other retirement plan distributions or (iii) if no commission or transaction fee is paid by VKF to authorized dealers at the time of purchase of such Shares. With respect to Class B Shares and Class C Shares, waiver category (iii) above is only applicable with respect to Shares sold through certain 401(k) plans. Subject to certain limitations, a shareholder who has tendered for repurchase Class C Shares of the Fund may reinvest in Class C Shares at net asset value with credit for any early withdrawal charge if the reinvestment is made within 180 days after the repurchase, provided that Shares of the Fund are available for sale at the time of reinvestment. For a more complete description of early withdrawal charge waivers, please refer to the Statement of Additional Information or contact your authorized dealer. The Class IB Shares and Class IC Shares have no early withdrawal charges (the early withdrawal schedules applicable to the former Class B Shares and former Class C Shares outstanding on February 18, 2005 have been terminated).

Other Purchase Programs
Exchange privilege. Exchanges of shares are sales of shares of one Participating Fund and purchases of shares of another Participating Fund. Class A Shares, Class B Shares and Class C Shares of the Fund may be exchanged for shares of the same class of any Participating Fund, and Class IB Shares and Class IC Shares of the Fund may be exchanged for Class A Shares of any Participating Fund (other than the Fund), based on the net asset value per share of each fund determined on the Fund’s next repurchase pricing date, after the Fund makes a repurchase pursuant to a repurchase offer, without any sales charge or early withdrawal charge, subject to certain limitations. For more information regarding the exchange privilege, see the section of this Prospectus entitled “Shareholder Services — Exchange privilege.”

Reinstatement privilege. A Class A Shareholder, Class B Shareholder, Class IB Shareholder or Class IC Shareholder who has tendered for repurchase Shares of the Fund may reinstate any portion or all of the net proceeds of such repurchase (and may include that amount necessary to acquire a fractional Share to round off his or her purchase to the next full Share) in Class A Shares of any Participating Fund. A Class C Shareholder who has tendered for repurchase Shares of the Fund may reinstate any portion or all of the net proceeds of such repurchase (and may include that amount necessary to acquire a fractional Share to round off his or her purchase to the next full Share) in Class C Shares of any Participating Fund with credit given for any early withdrawal charge paid on the amount of shares reinstated from such repurchase, provided that such shareholder has not previously exercised this reinstatement privilege with respect to Class C Shares of the Fund. Shares acquired in this manner will be deemed to have the original cost and purchase date of the repurchased Shares for purposes of applying the early withdrawal charge applicable to Class C Shares to subsequent repurchases. Reinstatements are made at the net asset value per Share (without a sales charge) next determined after the order is received, which must be made within 180 days after the date of the repurchase by the Fund of the Shares, provided that Shares of the Participating Fund into which shareholders desire to reinstate their net proceeds of a redemption of Shares of the Fund are available for sale. Reinstatement at net asset value per Share is also offered to participants in eligible retirement plans for repayment of principal (and interest) on their borrowings on such plans, provided that Shares of the Participating Fund are available for sale. Shareholders must notify VKF or their authorized dealer of their eligibility to participate in the reinstatement privilege and may be required to provide documentation to the Participating Fund. For information regarding Participating Funds, shareholders can call Investor Services at (800) 847-2424.

Dividend diversification. A Class A Shareholder, Class B Shareholder or Class C Shareholder may elect, by completing the appropriate section of the account application form or by calling (800) 847-2424, to have all dividends and capital gain dividends paid on such class of Shares of the Fund invested into shares of the same class of any of the Participating Funds so long as the investor has a pre-existing account for such class of shares of the other fund. A Class IB or Class IC Shareholder may elect (or may modify a prior election), by completing the appropriate section of the account application form or by calling (800) 847-2424, to have all dividends and capital gain dividends paid on such class of Shares of the Fund invested into Class A Shares of any of the Participating Funds (other than the Fund) so long as the investor has a pre-existing account for such class of shares of the other fund. A Class IB or Class IC Shareholder who prior to February 18, 2005 elected to utilize dividend diversification with respect to former Class B Shares (now Class IB Shares) or former Class C Shares (now Class IC Shares) of the Fund will have all dividends and capital gain dividends paid on such class of Shares of the Fund invested into the class of shares of the Participating Fund previously designated by such shareholder, unless such shareholder changes his or her election (the method of which is described above).

Both accounts must be of the same type, either non-retirement or retirement. If the accounts are retirement accounts, they must both hold the same class of Shares and be of the same type of retirement plan (e.g., IRA, 403(b)(7), 401(k), Money Purchase and Profit Sharing plans) and for the benefit of the same individual. If a qualified, pre-existing account does not exist, the shareholder must establish a new account subject to any requirements of the Participating Fund into which distributions will be invested. Distributions are invested into the selected Participating Fund, provided that shares of such Participating Fund are available for sale, at its net asset value per share as of the payable date of the distribution from the Fund.

Availability of information. Clear and prominent information regarding sales charges of the Fund and the applicability and availability of discounts from sales charges is available free of charge through our web site at www.vankampen.com, which provides links to the Prospectus and Statement of Additional Information containing the relevant information.

Sales Compensation
VKF acts as the principal underwriter of the Fund’s Shares pursuant to a written agreement (the “Distribution and Service Agreement”). VKF has the exclusive right to distribute Shares of the Fund through authorized dealers on a continuous basis. VKF’s obligation is an agency or “best efforts” arrangement under which VKF is required to take and pay for only such Shares of the Fund as may be sold to the public. VKF is not obligated to sell any stated number of Shares. VKF bears the cost of printing (but not typesetting) prospectuses used in connection with this offering and certain other costs, including the cost of supplemental sales literature and advertising. The Distribution and Service Agreement is renewable from year to year if approved (a) (i) by the Fund’s Board of Trustees or (ii) by a vote of a majority of the Fund’s outstanding voting securities and (b) by a vote of a majority of trustees who are not parties to the Distribution and Service Agreement or interested persons of any party, by votes cast in person at a meeting called for such purpose. The Distribution and Service Agreement provides that it will terminate if assigned and that it may be terminated without penalty by either party on 90 days’ written notice. Total underwriting commissions on the sale of Shares of the Fund for the last three fiscal years are shown in the chart below.

	Total	Amounts
	Underwriting	Retained
	Commissions	by VKF

Fiscal year ended July 31, 2008	$1,037,900	$81,600

Fiscal year ended July 31, 2007	$5,588,400	$455,200

Fiscal year ended July 31, 2006	$649,600	$45,500

With respect to sales of Class A Shares of the Fund, the total concessions reallowed to authorized dealers at the time of purchase are as follows:

Reallowed
to Dealers
Size of	as a Percentage of
Investment	Offering Price

Less than $100,000	3.00%

$100,000 but less than $250,000	2.50%

$250,000 but less than $500,000	1.50%

$500,000 but less than $1,000,000	1.25%

$1,000,000 or more	*

*	A commission or transaction fee will be paid by VKF at the time of purchase directly out of VKF’s assets (and not out of the Fund’s assets) to authorized dealers who initiate and are responsible for purchases of $1 million or more computed as a percentage of the dollar value of such Shares sold as follows: 1.00% on sales of $1 million to $2 million, plus 0.75% on the next $1 million, plus 0.50% on the next $2 million, plus 0.25% on the excess over $5 million. On sales of less than $1 million, authorized dealers are eligible to receive the ongoing service fees with respect to such Shares immediately following the purchase. On sales greater than $1 million, authorized dealers become eligible to receive the ongoing service fees with respect to such Shares commencing in the second year following purchase; the proceeds from the distribution and service fees paid by the Fund during the first twelve months are paid to VKF and are used by VKF to defray its distribution and service-related expenses.

With respect to sales of Class B Shares and Class C Shares of the Fund, a commission or transaction fee generally will be paid by VKF at the time of purchase directly out of VKF’s assets (and not out of the Fund’s assets) to authorized dealers who initiate and are responsible for such purchases computed based on a percentage of the dollar value of such Shares sold of 3.00% on Class B Shares and 1.00% on Class C Shares. Proceeds from any early withdrawal charge and any distribution fees on Class B Shares and Class C Shares of the Fund are paid to VKF and are used by VKF to defray its distribution-related expenses in connection with the sale of the Fund’s Shares, such as the payment to authorized dealers for selling such Shares. With respect to Class C Shares, the authorized dealers generally receive from VKF ongoing distribution fees of up to 0.75% of the average daily net assets of the Fund’s Class C Shares annually commencing in the second year after purchase. With respect to Class B Shares and Class C Shares, the authorized dealers are eligible to receive the ongoing service fees with respect to such Shares immediately following the purchase.

With respect to Class IB Shares and Class IC Shares, there are no sales charges paid by investors. On February 18, 2005, the Fund redesignated its Class B Shares issued before February 18, 2005 as a new class of Shares designated Class IB Shares and redesignated its Class C Shares issued before February 18, 2005 as a new Class of Shares designated Class IC Shares. The new Class IB Shares and Class IC Shares have no early withdrawal charges (the early withdrawal schedules applicable to the former Class B Shares and former Class C Shares outstanding on February 18, 2005 have been terminated). The new Class IB Shares are not subject to the Distribution Plan or Service Plan and the Class IC Shares are not subject to the Distribution Plan but are subject to the Service Plan. With respect to Class IB Shares and Class IC Shares that were converted from Class B Shares or Class C Shares, respectively, the former authorized dealer compensation arrangements applicable to such Shares before conversion will continue to apply to such Shares whereby VKF pays, out of its funds, as follows:

Class IB Shares
(former Class B Shares)
Class IB Shares	Annual Compensation
(former Class B Shares)	as a Percentage
Year After Date	of Value of
of Original Purchase	Shares Outstanding

First	0.00%

Second	0.10%

Third	0.15%

Fourth	0.20%

Fifth	0.25%

Sixth and following	0.35%

Class IC Shares
(former Class C Shares)
Class IC Shares	Annual Compensation
(former Class C Shares)	as a Percentage
Year After Date	of Value of
of Original Purchase	Shares Outstanding

First	0.00%

Second and following	0.75%

In addition to reallowances or commissions described above, VKF may from time to time implement programs under which an authorized dealer’s sales force may be eligible to win nominal awards for certain sales efforts or under which VKF will reallow to any authorized dealer that sponsors sales contests or recognition programs conforming to criteria established by VKF, or participates in sales programs sponsored by VKF, an amount not exceeding the total applicable sales charges on the sales generated by the authorized dealer at the public offering price during such programs. Also, VKF in its discretion may from time to time, pursuant to objective criteria established by VKF, pay fees to, and sponsor business seminars for, qualifying authorized dealers for certain services or activities which are primarily intended to result in sales of shares of the Fund or other Van Kampen funds. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature.

The Adviser and/or VKF may pay compensation, out of their own funds and not as an expense of the Fund, to Morgan Stanley & Co. Incorporated (“Morgan Stanley & Co.”) and certain unaffiliated brokers, dealers or other financial intermediaries, including recordkeepers and administrators of various deferred compensation plans (“Intermediaries”) in connection with the sale, distribution, marketing and/or retention of the Fund’s Shares and/or shareholder servicing. For example, the Adviser or VKF may pay additional compensation to Morgan Stanley & Co. and to other Intermediaries for, among others things, promoting the sale and distribution of the Fund’s Shares, providing access to various programs, mutual fund platforms or preferred or recommended mutual fund lists offered by the Intermediary, granting VKF access to the Intermediary’s financial advisors and consultants, providing assistance in the ongoing training and education of the Intermediary’s financial personnel, furnishing marketing support, maintaining share balances and/or for sub-accounting, recordkeeping, administrative, shareholder or transaction processing services. Such payments are in addition to any distribution fees, service fees and/or transfer agency fees that may be payable by the Fund. The additional payments may be based on various factors, including level of sales (based on gross or net sales or some specified minimum sales or some other similar criteria related to sales of the Fund and/or some or all other Van Kampen funds), amount of assets invested by the Intermediary’s customers (which could include current or aged assets of the Fund and/or some or all other Van Kampen funds), the Fund’s advisory fees, some other agreed upon amount, or other measures as determined from time to time by the Adviser and/or VKF. The amount of these payments may be different for different Intermediaries.

With respect to Morgan Stanley & Co., these payments currently include the following amounts, which are paid in accordance with the applicable compensation structure: (1) on Class A Shares, Class B Shares and Class C Shares held directly in Morgan Stanley & Co.’s traditional brokerage accounts or held in non-Morgan Stanley & Co. accounts where Morgan Stanley & Co. is designated by purchasers as broker-dealer of record: (a) an amount up to 0.11% of the value (at the time of sale) of gross sales of such Shares; and (b) an ongoing annual fee in an amount up to 0.03% of the total average monthly net asset value of such Shares, which is paid only to the extent assets held in certain Van Kampen Funds exceed $600 million; (2) on Class A Shares, Class B Shares and Class C Shares held in taxable accounts through any fee-based advisory program offered by Morgan Stanley & Co., an ongoing annual fee in an amount up to 0.03% of the total average monthly net asset value of such Shares; (3) on Shares held in an account through certain 401(k) platforms in Morgan Stanley Corporate Retirement Solutions, an ongoing annual fee in an amount up to 0.20% of the total average monthly net asset value of such Shares.

With respect to other Intermediaries, these payments currently include the following amounts, which are paid in accordance with the applicable compensation structure: (1) on shares held in Intermediary accounts, other than those held through Intermediary 401(k) platforms: (a) an amount up to 0.25% of the value (at the time of sale) of gross sales of such Shares; and/or (b) an ongoing annual fee in an amount up to 0.15% of the total average monthly net asset value of such Shares; and (2) on shares held in accounts through certain Intermediary 401(k) platforms, an ongoing annual fee in an amount up to 0.20% of the total average monthly net asset value of such Shares.

The prospect of receiving, or the receipt of, such compensation, as described above, by Morgan Stanley & Co. or other Intermediaries may provide Morgan Stanley & Co. or other Intermediaries, and/or their financial advisors or other salespersons, with an incentive to favor sales of Shares of the Fund over other investment options with respect to which Morgan Stanley & Co. or an Intermediary does not receive additional compensation (or receives lower levels of additional compensation). These payment arrangements, however, will not change the price that an investor pays for Shares of the Fund or the amount that the Fund receives to invest on behalf of an investor. Investors may wish to take such payment arrangements into account when considering and evaluating any recommendations relating to the Fund’s Shares and should review carefully any disclosure provided by Morgan Stanley & Co. or any other Intermediary as to its compensation.

Indemnification
The Fund has agreed to indemnify VKF and hold VKF harmless against, or contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act of 1933, as amended, except for any liability to the Fund or its security holders to which VKF would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or by its reckless disregard of its obligations and duties under its agreement with the Fund.

Repurchase of Shares
• • • • • • • • • • • • • • • • • • • • • • • • • • • •

To provide you with a degree of liquidity, and the ability to receive net asset value on a disposition of your Shares, the Fund, as a matter of fundamental policy, which cannot be changed without shareholder approval, makes monthly offers to repurchase its Shares. In general, the Fund conducts monthly repurchase offers for not less than 5% and up to a maximum of 25% of its outstanding Shares at net asset value. The repurchase offer amount for any monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding such monthly period, will not exceed 25% of the Fund’s outstanding Shares. The Fund may repurchase additional Shares only to the extent the percentage of additional Shares so repurchased does not exceed 2% in any three-month period. The Fund may also make a discretionary repurchase offer once every two years but has no current intention to do so. An early withdrawal charge payable to VKF will be imposed on most Class B Shares and Class C Shares accepted for repurchase by the Fund which have been held for less than five years or one year, respectively (and in certain circumstances on Class A Shares accepted for repurchase by the Fund which have been held for less than eighteen months), as described more fully under “Purchase of Shares.” There are no early withdrawal charges on Class IB Shares or Class IC Shares.

The Fund does not presently intend to deduct any repurchase fees, other than any applicable early withdrawal charge, from the repurchase amount. However, in the future, the Board of Trustees may determine to charge a repurchase fee payable to the Fund to compensate it for its reasonable expenses directly related to the repurchase. These fees could be used to compensate the Fund for, among other things, its costs incurred in disposing of portfolio securities or in borrowing in order to make payment for repurchased Shares. Any repurchase fees will never exceed 2% of the proceeds of the repurchase. The Board of Trustees may implement repurchase fees without a shareholder vote.

The repurchase request deadline for monthly repurchase offers will be the third Friday (or the preceding business day if such third Friday is not a business day) of each calendar month.

When a monthly repurchase offer commences, the Fund sends to shareholders a notification of the offer specifying, among other things:

•	The Fund is offering to repurchase Shares from shareholders at net asset value.

•	The percentage of Shares that the Fund is offering to repurchase and how the Fund will purchase Shares on a pro rata basis if the offer is oversubscribed.

•	The date on which a shareholder’s repurchase request is due (the “repurchase request deadline”). This will be the third Friday (or the preceding business day if such third Friday is not a business day) of each calendar month.

•	The date that will be used to determine the Fund’s net asset value applicable to the repurchase offer (the “repurchase pricing date”). Under normal market circumstances, the Fund expects that the repurchase pricing date will be the repurchase request deadline and pricing will be determined after the close of business on that date. The notice will discuss the risk of fluctuation in net asset value that could occur between the repurchases request deadline and the repurchases pricing date.

•	The date by which the Fund will pay to shareholders the proceeds from their Shares accepted for repurchase (the “repurchase payment deadline”). This is generally expected to be the third business day after the repurchase pricing date, although payment for Shares may be as many as seven days after the repurchase request deadline; in any event, the Fund will pay such proceeds at least five business days before notification of the next repurchase offer.

•	The net asset value of the Shares of the Fund as of a date no more than seven days prior to the date of the notification and the means by which shareholders may ascertain the net asset value.

•	The procedures by which shareholders may tender their Shares and the right of shareholders to withdraw or modify their tenders prior to the repurchase request deadline.

•	The circumstances in which the Fund may suspend or postpone a repurchase offer.

•	Any fees applicable to the repurchase offer.

For monthly repurchase offers, the Fund will send this notification not less than seven days nor more than 14 days in advance of the repurchase request deadline. Class A Shares, Class B Shares and Class C Shares of the Fund must be held through an authorized dealer. Certificated Shares are not available.

The repurchase request deadline is a deadline that will be strictly observed. If your authorized dealer fails to submit your repurchase request in good order by the repurchase request deadline, you will be unable to liquidate your Shares until a subsequent repurchase offer, and you will have to resubmit your request in the next repurchase offer. You should be sure to advise your authorized dealer of your intentions in a timely manner. You may withdraw or change your repurchase request at any point before the repurchase request deadline.

The Fund’s fundamental policies with respect to repurchase offers. The Fund has adopted the following fundamental policies in relation to its repurchase offers, which cannot be changed without the approval of the holders of a majority (defined as the lesser of (i) 67% or more of the voting securities present at a meeting of shareholders, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy at such meeting, or (ii) more than 50% of the outstanding voting securities) of the Fund’s outstanding Shares.

•	The Fund has a policy of making periodic repurchase offers (“Repurchase Offers”) for the Fund’s common shares of beneficial interest, pursuant to Rule 23c-3(b) of the 1940 Act;

•	Repurchase Offers will be made at monthly intervals;

•	The repurchase request deadline will be the third Friday of each calendar month (or the preceding business day if such third Friday is not a business day) (the “Request Deadline”).

•	The repurchase pricing date for a Repurchase Offer shall occur no later than the fourteenth calendar day after such Repurchase Offer’s Request Deadline (or the next business day after such fourteenth calendar day if the fourteenth calendar day is not a business day).

Suspension or postponement of repurchase offer. The Fund may suspend or postpone a repurchase offer in limited circumstances, as more fully described below, but only with the approval of a majority of the Fund’s Board of Trustees, including a majority of non-interested trustees (such trustees not being “interested persons” of the Fund as defined by the 1940 Act).

The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (2) for any period during which the Exchange or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (4) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Oversubscribed repurchase offers. There is no minimum number of Shares that must be tendered before the Fund honors repurchase requests. However, the Fund’s Board of Trustees for each repurchase offer sets a maximum percentage of Shares that may be purchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may, but is not required to, repurchase additional Shares up to a maximum amount of 2% of the outstanding Shares of the Fund on the repurchase request deadline. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase plus 2% of the outstanding Shares of the Fund on the repurchase request deadline, the Fund repurchases the Shares tendered on a pro rata basis. However, the Fund may determine to alter the pro rata allocation procedures in two situations:

(1)	the Fund may accept all Shares tendered by persons who own in the aggregate not more than a specified number of Shares (not to exceed 100 Shares) and who tender all of their Shares before prorating Shares tendered by others; or

(2)	the Fund may accept by lot Shares tendered by shareholders who tender all Shares held by them and who, when tendering, elect to have either all or none, or at least a minimum amount or none, accepted; however, the Fund first must accept all Shares tendered by shareholders who do not make this election.

If proration is necessary, the number of Shares each investor asked to have repurchased generally is reduced by the same percentage subject to the pro rata allocations described above. If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit your repurchase request, and your repurchase request will not be given any priority over other investors’ requests. Thus, there is a risk that the Fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some shareholders may tender more Shares than they wish to have repurchased in a particular repurchase offer, thereby increasing the likelihood of proration.

There is no assurance that you will be able to tender as many of your Shares as you desire to sell.

Determination of repurchase price. The repurchase price payable in respect of a tendered Share will be equal to the Share’s net asset value as determined after the close of business on the repurchase pricing date. Under normal circumstances, the Fund expects that the repurchase pricing date will be the repurchase request deadline. The Fund’s net asset value per Share may change materially between the date a repurchase offer is mailed and the repurchase pricing date. The method by which the Fund calculates net asset value is discussed under the caption “Net Asset Value” in the Statement of Additional Information.

Payment. The Fund generally will repurchase Shares by the third business day after the repurchase pricing date, although payment for shares may be as many as seven days after the repurchase request deadline; in any event, the Fund will pay such proceeds at least five business days before notification of the next repurchase offer.

Impact of repurchase policies on the liquidity of the Fund. From the time the Fund distributes each repurchase offer notification until the repurchase pricing date, the Fund must maintain a percentage of liquid assets at least equal to the repurchase offer amount. For this purpose, liquid assets means assets that may be sold or disposed of in the ordinary course of business at approximately the price at which they are valued within a period equal to the period between a repurchase request deadline and the repurchase payment deadline or which mature by the repurchase payment deadline. In supervising the Fund’s operations and portfolio management by the Adviser, the Fund’s Board of Trustees has adopted written procedures that are reasonably designed to ensure that the Fund’s portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and with the liquidity requirements noted above. The Board of Trustees will review the overall composition of the Fund’s portfolio and make and approve such changes to the procedures as the Board of Trustees deems necessary. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will cause the Fund to take whatever action it deems appropriate to ensure compliance. The Fund is also permitted to seek financing to meet repurchase requests.

Consequences of repurchase offers. The Fund believes that repurchase offers generally will be beneficial to the Fund’s shareholders, and generally will be funded from available cash or sales of portfolio securities. However, the acquisition of Shares by the Fund will decrease the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. The Fund intends to continually offer its Class A Shares, Class B Shares and Class C Shares, which may alleviate potential adverse consequences of repurchase offers, but there is no assurance that the Fund will be able to sell additional Shares.

Repurchase of the Fund’s Shares through repurchase offers will reduce the number of outstanding Shares and, depending upon the Fund’s investment performance and its ability to sell additional Shares, its net assets.

In addition, the repurchase of Shares by the Fund will be a taxable event to shareholders. For a discussion of these tax consequences, see “Federal Income Taxation.”

Costs associated with the repurchase offer will be charged as an expense to the Fund. See the Statement of Additional Information for additional information concerning repurchase of Shares.

Early Withdrawal Charges. As described under the Prospectus heading “Purchase of Shares,” repurchases of Class B Shares and Class C Shares may be subject to an early withdrawal charge. In addition, certain repurchases of Class A Shares for shareholder accounts of $1 million or more may be subject to an early withdrawal charge. Class IB Shares and Class IC Shares have no early withdrawal charges (the early withdrawal schedules applicable to the former Class B Shares and former Class C Shares outstanding on February 18, 2005 have been terminated). Repurchases completed through an authorized dealer, custodian, trustee or record keeper of a retirement plan account may involve additional fees charged by such person.

The early withdrawal charge will be paid to VKF. For the fiscal years ended July 31, 2006, 2007 and 2008, VKF received payments totaling $168,500, $206,900 and $1,025,500, respectively, pursuant to the early withdrawal charge. In determining whether an early withdrawal charge is payable, it is assumed that the acceptance of a repurchase offer would be made from the earliest purchase of Shares.

Distributions from
the Fund
• • • • • • • • • • • • • • • • • • • • • • • • • • • •

Dividends. Interest from investments is the Fund’s main source of net investment income. The Fund’s present policy, which may be changed at any time by the Fund’s Board of Trustees, is to declare daily and distribute monthly all, or substantially all, of its net investment income as dividends to shareholders. Dividends with respect to Class A Shares, Class B Shares and Class C Shares are automatically applied to purchase additional Shares of the Fund at the next determined net asset value unless the shareholder instructs otherwise. With respect to Class IB Shares and

Class IC Shares, previous instructions regarding reinvestment of dividends will continue to apply until such shareholder changes his or her instruction.

The per Share dividends on Class B Shares and Class C Shares may be lower than the per Share dividends on Class A Shares, Class IB Shares and Class IC Shares as a result of the higher distribution fees and transfer agency costs applicable to such classes of Shares.

Capital gain dividends. The Fund may realize capital gains or losses when it sells securities, depending on whether the sales prices for the securities are higher or lower than purchase prices. The Fund distributes any net capital gains to shareholders as capital gain dividends at least annually. As in the case of dividends, with respect to Class A Shares, Class B Shares and Class C Shares, capital gain dividends are automatically reinvested in additional Shares of the Fund at the next determined net asset value unless the shareholder instructs otherwise. With respect to Class IB Shares and Class IC Shares, previous instructions regarding reinvestment of capital gain dividends will continue to apply until such shareholder changes his or her instruction.

Shareholder Services
• • • • • • • • • • • • • • • • • • • • • • • • • • • •

Listed below are some of the shareholder services the Fund offers to investors. For a more complete description of the Fund’s shareholder services, such as the reinvestment plan, retirement plans and dividend diversification, please refer to the Statement of Additional Information or contact your authorized dealer.

Internet transactions. In addition to performing transactions on your account through written instruction or by telephone, you may also perform certain transactions through the internet (restrictions apply to certain account and transaction types). Please refer to our web site at www.vankampen.com for further instructions regarding internet transactions. Van Kampen Investments and its subsidiaries, including Investor Services, and the Fund employ procedures considered by them to be reasonable to confirm that instructions communicated through the internet are genuine. Such procedures include requiring use of a personal identification number prior to acting upon internet instructions and providing written confirmation of instructions communicated through the internet. If reasonable procedures are employed, none of Van Kampen Investments, Investor Services or the Fund will be liable for following instructions received through the internet which it reasonably believes to be genuine. If an account has multiple owners, Investor Services may rely on the instructions of any one owner.

Reinvestment plan. A convenient way for investors to accumulate additional Shares is by accepting dividends and capital gain dividends in Shares of the Fund. Such Shares are acquired at net asset value per Share (without a sales charge) on the applicable payable date of the dividend or capital gain dividend. Unless the shareholder instructs otherwise, with respect to Class A Shares, Class B Shares and Class C Shares, the reinvestment plan is automatic. This instruction may be made by visiting our web site at www.vankampen.com, by writing to Investor Services or by telephone by calling (800) 847-2424. With respect to Class IB Shares and Class IC Shares, previous instructions regarding reinvestment of dividends and capital gain dividends will continue to apply until such shareholder changes his or her instruction. The investor may, on the account application form or prior to any declaration, instruct that dividends and/or capital gain dividends be paid in cash, be reinvested in the Fund at the next determined net asset value or be reinvested in another Participating Fund at the next determined net asset value. See “Shareholder Services — Reinvestment Plan” in the Fund’s Statement of Additional Information for additional information.

Automatic investment plan. An automatic investment plan is available under which a shareholder can authorize Investor Services to debit the shareholder’s bank account on a regular basis to invest predetermined amounts in Class A Shares, Class B Shares and Class C Shares of the Fund. The automatic investment plan is not available for new investments in Class IB Shares and Class IC Shares. Additional information is available from VKF or your authorized dealer.

Exchange privilege. Tendering shareholders may elect to receive, in lieu of cash, the proceeds from the tender and repurchase of Class A Shares, Class B Shares and Class C Shares of the Fund in the same class of shares of any Participating Fund, subject to certain limitations. Tendering shareholders may elect to receive, in lieu of cash, the proceeds from the tender and repurchase of Class IB Shares and Class IC Shares of the Fund in Class A Shares of any Participating Fund (other than the Fund), subject to certain limitations. The exchange takes place without any sales charge or early withdrawal charge, at the net asset value per share of each fund determined on the Fund’s next repurchase pricing date, after the Fund makes a repurchase pursuant to a repurchase offer. The early withdrawal charge will be waived for Shares tendered in exchange for shares in the Participating Funds; however, such shares immediately become subject to a contingent deferred sales charge schedule equivalent to the early withdrawal charge schedule on Shares of the Fund. Thus, shares of such Participating Funds may be subject to a contingent deferred sales charge upon a subsequent redemption from the Participating Funds. The purchase of shares of such Participating Funds will be deemed to have occurred at the time of the initial purchase of the Shares of the Fund for calculating the applicable contingent deferred sales charge.

Shares of Participating Funds generally may be exchanged for Shares of the same class of the Fund (except that some holders of Class I Shares of certain Participating Funds may be eligible to exchange Class I Shares of such Participating Fund for Class A Shares of the Fund) based on the next determined net asset value per share of each fund after requesting the exchange without any sales charge, subject to certain limitations. Shareholders of Participating Funds seeking to exchange their shares for Shares of the Fund are subject to the exchange policies of such Participating Fund, including an exchange fee, if any, assessed by such Participating Fund.

Shareholders seeking an exchange amongst Participating Funds should obtain and read the current prospectus for such fund prior to implementing an exchange. A prospectus of any of the Participating Funds may be obtained from an authorized dealer or VKF or by visiting our web site at www.vankampen.com.

Investors should note exchanges out of the Fund can only occur in connection with a repurchase offer which occurs monthly. See “Repurchase of Shares.” Exchanges can occur into the Fund on any day the Fund is offering its Shares, which is generally every business day. Shares of the Fund may be exchanged for shares of any Participating Fund only if shares of that Participating Fund are available for sale. Exchanging shares of other Participating Funds for Shares of the Fund involves certain risks, including the risk that the Fund’s Shares are illiquid. See “Risks” generally and “Risks — No trading market for Shares.”

When shares that are subject to a contingent deferred sales charge or early withdrawal charge are exchanged among Participating Funds, the holding period for purposes of computing the contingent deferred sales charge or early withdrawal charge is based upon the date of the initial purchase of such shares from a Participating Fund. When such shares are redeemed or tendered for repurchase and not exchanged for shares of another Participating Fund, the shares are subject to the contingent deferred sales charge or early withdrawal charge schedule imposed by the Participating Fund from which such shares were originally purchased.

Exchanges of Shares are sales of shares of one Participating Fund and purchases of shares of another Participating Fund. The sale may result in a gain or loss for federal income tax purposes. If the shares sold have been held for less than 91 days, the sales charge paid on such shares will be carried over and included in the tax basis of the shares acquired.

A shareholder wishing to make an exchange into the Fund from another Participating Fund may do so by sending a written request to Investor Services, by calling (800) 847-2424, our automated telephone system (which is generally accessible 24 hours a day, seven days a week), or by visiting our web site at www.vankampen.com. A shareholder automatically has these exchange privileges unless the shareholder indicates otherwise by checking the applicable box on the account application form. A shareholder wishing to make an exchange out of the Fund into another Participating Fund may do so by properly completing the repurchase offer materials at the time of the Fund’s next repurchase offer. In the case of telephone transactions, Van Kampen Investments and its subsidiaries, including Investor Services, and the Fund employ procedures considered by them to be reasonable to confirm that instructions communicated by telephone are genuine. Such procedures include requiring certain personal identification information prior to acting upon telephone instructions, tape-recording telephone communications, and providing written confirmation of instructions communicated by telephone. If reasonable procedures are employed, none of Van Kampen Investments, Investor Services or the Fund will be liable for following telephone instructions which it reasonably believes to be genuine. If the exchanging shareholder does not have an account in the fund whose shares are being acquired, a new account will be established with the same registration, dividend and capital gain dividend options (except dividend diversification) and authorized dealer of record as the account from which shares are exchanged, unless otherwise specified by the shareholder. In order to establish a systematic withdrawal plan for the new account (if such service is available) or reinvest dividends from the new account into another fund (if such service is available), however, an exchanging shareholder must submit a specific request.

The Fund and VKF reserve the right to reject or limit any order to purchase Fund Shares through exchange or otherwise and to close any shareholder account when they believe it is in the best interests of the Fund. Certain patterns of past exchanges and/or purchase or sale transactions involving the Fund or other Participating Funds may result in the Fund rejecting or limiting, in the Fund’s or VKF’s discretion, additional purchases and/or exchanges. Determinations in this regard may be made based on the frequency or dollar amount of the previous exchanges or purchase or sale transactions. The Fund may modify, restrict or terminate the exchange privilege at any time. Shareholders will receive 60 days’ notice of any termination or material amendment to this exchange privilege.

For purposes of determining the sales charge rate previously paid on Class A Shares, all sales charges paid on the exchanged shares and on any shares previously exchanged for such shares or for any of their predecessors shall be included. If the exchanged shares were acquired through reinvestment, those shares are deemed to have been sold with a sales charge rate equal to the rate previously paid on the shares on which the dividend or distribution was paid. If a shareholder exchanges less than all of such shareholder’s shares, the shares upon which the highest sales charge rate was previously paid are deemed exchanged first.

Exchange requests into the Fund from other Participating Funds received on a business day prior to the time shares of the funds involved in the request are priced will be processed on the date of receipt. Exchange requests out of the Fund into other Participating Funds are processed after the Fund makes a repurchase pursuant to a repurchase offer. “Processing” a request means that shares of the fund which the shareholder is tendering for repurchase or redeeming will be repurchased or redeemed at the net asset value per share determined on the Fund’s next repurchase pricing date in the following repurchase offer, in the case of exchanges out of the Fund, or on the date of receipt, in the case of exchanges out of other Participating Funds. Shares of the fund that the shareholder is purchasing will also normally be purchased at the net asset value per share, plus any applicable sales charge, next determined on the date of receipt. Exchange requests received on a business day after the time that shares of the funds involved in the request are priced will be processed on the next business day, in the case of exchanges into the Fund, or after the Fund makes a repurchase pursuant to a repurchase offer, in the case of exchanges out of the Fund, in the manner described herein.

As described under “Purchase of Shares — Class A Shares,” there is no sales charge payable on Class A Shares at the time of purchase on investments of $1 million or more, but an early withdrawal charge (“EWC-Class A”) may be imposed on certain repurchases made within eighteen months of purchase. For purposes of the EWC-Class A and the contingent deferred sales charge on certain redemptions of Class A Shares of other Participating Funds (“CDSC-Class A”), when shares of a Participating Fund are exchanged for shares of another Participating Fund, the purchase date for the shares acquired by exchange will be assumed to be the date on which shares were purchased in the fund from which the exchange was made. If the exchanged shares themselves are acquired through an exchange, the purchase date is assumed to carry over from the date of the original election to purchase shares subject to a CDSC-Class A or EWC-Class A rather than a front-end load sales charge. In determining whether a CDSC-Class A or EWC-Class A is payable, it is assumed that shares being redeemed or repurchased first are any shares in the shareholder’s account not subject to a CDSC-Class A or EWC-Class A, followed by shares held the longest in the shareholder’s account. The CDSC-Class A or EWC-Class A is assessed on an amount equal to the lesser of the then current market value or the cost of the shares being redeemed or repurchased. Accordingly, no CDSC-Class A or EWC-Class A is imposed on increases in net asset value above the initial purchase price. In addition, no CDSC-Class A or EWC-Class A is assessed on shares derived from reinvestment of dividends or capital gain dividends.

Retirement plans. Eligible investors may establish individual retirement accounts (“IRAs”); Employee Pension Plans (“SEPs”); 401(k) plans; 403(b)(7) plans in the case of employees of public school systems and certain non-profit organizations; or other pension or profit sharing plans. Documents and forms containing detailed information regarding these plans are available from VKF.

The illiquid nature of the Shares may affect the nature of distributions from tax-sheltered retirement plans and may affect the ability of participants in such plans to rollover assets to other tax-sheltered retirement plans.

Description of Shares
• • • • • • • • • • • • • • • • • • • • • • • • • • • •

The Fund is an unincorporated business trust established under the laws of The Commonwealth of Massachusetts by a Declaration of Trust dated July 14, 1989, as amended to the date hereof (the “Declaration of Trust”). The Fund’s name was originally Van Kampen Merritt Prime Rate Income Trust. The Fund’s name was changed to Van Kampen American Capital Prime Rate Income Trust in October 1995. The Fund’s name was changed to Van Kampen Prime Rate Income Trust in July 1998. The Fund adopted its current name in June 2003.

The Declaration of Trust permits the Fund to issue an unlimited number of full and fractional common shares of beneficial interest, $0.01 par value per common share. The Declaration of Trust provides that the trustees of the Fund may authorize separate classes of Shares. Each Share represents an equal proportionate interest in the assets of the Fund with each other Share in the Fund.

The Declaration of Trust provides that shareholders are not liable for any liabilities of the Fund, requires inclusion of a clause to that effect in every agreement entered into by the Fund and indemnifies shareholders against any such liability. Although shareholders of an unincorporated business trust established under Massachusetts law, in certain limited circumstances, may be held personally liable for the obligations of the trust as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund currently continuously offers three classes of Shares, designated as Class A Shares, Class B Shares and Class C Shares. The Fund also has Class IB Shares and Class IC Shares, which are not continuously offered. The only new Class IB Shares and Class IC Shares to be issued are those Class IB Shares and Class IC Shares issued to satisfy dividend and capital gain reinvestments. Other classes may be established from time to time in accordance with the provisions of the Declaration of Trust. Each class of Shares of the Fund generally is identical in all respects except that each class of Shares may be subject to its own sales charge or early withdrawal charge schedule and its own distribution and service expenses. Each class of Shares also has exclusive voting rights with respect to its distribution and service fees, if any.

Shareholders will be entitled to the payment of dividends when, as and if declared by the Board of Trustees. The Declaration of Trust also authorizes the Fund to borrow money or otherwise obtain credit and in this connection issue notes or other evidence of indebtedness. The terms of any borrowings may limit the payment of dividends to shareholders.

The Fund does not intend to hold annual meetings of shareholders. At meetings, Shares of the Fund entitle their holders to one vote per Share; however, separate votes are taken by each class of Shares on matters affecting an individual class of Shares.

In the event of liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the trustees may distribute the remaining assets of the Fund among shareholders. The liquidation proceeds to holders of classes of Shares with higher distribution fees and transfer agency costs are likely to be less than the liquidation proceeds to holders of classes of Shares with lower distribution fees and transfer agency costs.

As a rule, the Fund will not issue Share certificates. The Shares are not, and are not expected to be, listed for trading on any national securities exchange nor, to the Fund’s knowledge, is there, or is there expected to be, any secondary trading market in the Shares. Shares of the Fund issued before June 13, 2003 were redesignated as Class B Shares. Class C Shares of the Fund were not issued prior to June 13, 2003. On February 18, 2005, the Fund redesignated its Class B Shares issued before February 18, 2005 as a new class of Shares designated Class IB Shares and redesignated its Class C Shares issued before February 18, 2005 as a new Class of Shares designated Class IC Shares. On February 18, 2005, the Fund commenced offering new Class A Shares, new Class B Shares and new Class C Shares (the new Class B Shares and new Class C Shares have different fees, expenses and other characteristics than the Class B Shares and Class C Shares issued prior to February 18, 2005, which Shares are now redesignated as Class IB Shares and Class IC Shares, respectively).

The following table sets forth, for the quarterly periods ending on the dates set forth below, the high and low net asset value per Share for each class of Shares during such period:

Quarterly	Class A		Class B		Class C		Class IB		Class IC
Period Ending	High	Low	High	Low	High	Low	High	Low	High	Low

September 30, 2008	$7.60	$6.77	$7.59	$6.77	$7.59	$6.77	$7.60	$6.78	$7.60	$6.77

June 30, 2008	7.71	7.37	7.71	7.37	7.71	7.37	7.72	7.38	7.71	7.38

March 31, 2008	8.37	7.34	8.37	7.34	8.37	7.34	8.38	7.35	8.38	7.34

December 31, 2007	8.69	8.37	8.69	8.37	8.68	8.37	8.70	8.38	8.70	8.38

September 30, 2007	9.03	8.54	9.03	8.54	9.03	8.54	9.04	8.55	9.04	8.55

June 30, 2007	9.08	9.04	9.08	9.04	9.08	9.04	9.09	9.05	9.09	9.05

March 31, 2007	9.10	9.01	9.10	9.01	9.10	9.01	9.11	9.02	9.11	9.02

December 31, 2006	9.02	8.98	9.02	8.97	9.02	8.97	9.03	8.99	9.03	8.98

As of November 19, 2008, the net asset value per
Class A Share was $4.86, the net asset value per
Class B Share was $4.86, the net asset value per
Class C Share was $4.86, the net asset value per
Class IB Share was $4.87 and the net asset value per
Class IC Share was $4.87.

The following table sets forth certain information with respect to the Shares as of September 30, 2008:

		(3)	(4)
		Amount	Amount
		Held	Outstanding
	(2)	by Fund for	Exclusive of
(1)	Amount	its Own	Amount Shown
Title of Class	Authorized	Account	Under (3)

Class A Shares	unlimited	0	37,612,452

Class B Shares	unlimited	0	3,955,973

Class C Shares	unlimited	0	45,262,373

Class IB Shares	unlimited	0	108,831,846

Class IC Shares	unlimited	0	20,819,136

Anti-Takeover Provisions in
the Declaration of Trust
The Fund’s Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board of Trustees by discouraging a third party from seeking to obtain control of the Fund. In addition, in the event a secondary market were to develop in the Shares, such provisions could have the effect of depriving shareholders of an opportunity to sell their Shares at a premium over prevailing market prices.

The Declaration of Trust requires the favorable vote of the holders of at least two-thirds of the outstanding Shares then entitled to vote to approve, adopt or authorize certain transactions with 5%-or-greater holders of Shares and their associates, unless the Board of Trustees shall have approved by resolution a memorandum of understanding with such holders, in which case normal voting requirements would be in effect. For purposes of these provisions, a 5%-or-greater holder of Shares (a “Principal Shareholder”) refers to any person who, whether directly or indirectly and whether alone or together with its affiliates and associates, beneficially owns 5% or more of the outstanding Shares of the Fund. The transactions subject to these special approval requirements are: (i) the merger or consolidation of the Fund or any subsidiary of the Fund with or into any Principal Shareholder; (ii) the issuance of any securities of the Fund to any Principal Shareholder for cash; (iii) the sale, lease or exchange of all or any substantial part of the assets of the Fund to any Principal Shareholder (except assets having an aggregate fair market value of less than $1,000,000, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period); or (iv) the sale, lease or exchange to the Fund or any subsidiary thereof, in exchange for securities of the Fund, of any assets of any Principal Shareholder (except assets having an aggregate fair market value of less than $1,000,000, aggregating for the purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period).

A trustee may be removed from office (i) with cause by a written instrument signed by at least two-thirds of the remaining trustees or (ii) by a vote of the holders of at least two-thirds of the Shares. The Fund will assist such holders in communicating with other shareholders of the Fund to the extent required by the 1940 Act or rules or regulations promulgated by the SEC.

The Fund may merge or consolidate with any other entity or may sell, lease or exchange all or substantially all of the Fund’s assets upon such terms and conditions and for such consideration when and as authorized at any meeting of shareholders called for the purpose by the affirmative vote of the holders of not less than two-thirds of the Shares outstanding and entitled to vote, provided, however, that if such merger, consolidation, sale, lease or exchange is recommended by the trustees, the vote of the holders of a majority of the Shares outstanding and entitled to vote, shall be sufficient authorization.

The above described provisions in the Declaration of Trust regarding Principal Shareholders and mergers, consolidations and sales of assets cannot be amended without the affirmative vote of not less than two-thirds of the Shares.

Upon the occurrence of any event requiring the Fund to hold annual meeting of the Fund’s shareholders at which trustees of the Fund are to be elected, the Board of Trustees will be divided into three classes, with the terms of one class expiring at each annual meeting of shareholders. At each annual meeting, one class of trustees would be elected to a three-year term. This provision could delay for up to two years the replacement of a majority of the Board of Trustees.

The Board of Trustees has determined that the voting requirements described above, which are greater than the minimum requirements under Massachusetts law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

Federal Income Taxation
• • • • • • • • • • • • • • • • • • • • • • • • • • • •

The Fund intends to qualify as a regulated investment company under Subchapter M of the Code. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income distributed to shareholders. The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders. If the Fund distributes less than an amount equal to the sum of 98% of its ordinary income and 98% of its capital gain net income, plus any amounts that were not distributed in previous taxable years, then the Fund will be subject to a nondeductible 4% excise tax on the undistributed amounts. As a Massachusetts business trust, the Fund will not be subject to any excise or income taxes in Massachusetts as long as it qualifies as a regulated investment company for federal income tax purposes.

If the Fund failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, it would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of earnings and profits would be taxed to shareholders as ordinary income.

Distributions of the Fund’s investment company taxable income are taxable to shareholders as ordinary income to the extent of the Fund’s earnings and profits, whether paid in cash or reinvested in additional Shares. Distributions of the Fund’s net capital gain designated as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time Shares have been held by such shareholders. The Fund expects that its distributions will consist primarily of ordinary income and capital gain dividends. Distributions in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a shareholder’s Shares and, after such adjusted tax basis is reduced to zero, will constitute capital gain to such shareholder (assuming such Shares are held as a capital asset).

Although distributions generally are treated as taxable in the year they are paid, distributions declared in October, November or December, payable to shareholders of record on a specified date in such month and paid during January of the following year will be treated as having been distributed by the Fund and received by the shareholders on the December 31st prior to the date of payment. The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year. Fund distributions generally will not qualify for the corporate dividends received deduction.

Current law provides for reduced U.S. federal income tax rates on (i) long-term capital gains received by individuals and (ii) “qualified dividend income” received by individuals from certain domestic and foreign corporations. The reduced rates for capital gains generally apply to long-term capital gains from sales or exchanges recognized on or after May 6, 2003, and cease to apply for taxable years beginning after December 31, 2010. The reduced rate for dividends generally applies to “qualified dividend income” received in taxable years beginning after December 31, 2002, and ceases to apply for taxable years beginning after December 31, 2010. Fund shareholders, as well as the Fund itself, must also satisfy certain holding period and other requirements in order for the reduced rate for dividends to apply. Because the Fund intends to invest primarily in Senior Loans and other senior debt securities, ordinary income dividends paid by the Fund generally will not be eligible for the reduced rate applicable to “qualified dividend income.” To the extent that distributions from the Fund are designated as capital gain dividends, such distributions will be eligible for the reduced rates applicable to long-term capital gains.

Foreign shareholders, including shareholders who are non-resident aliens, may be subject to U.S. withholding tax on certain distributions (whether received in cash or in shares) at a rate of 30% or such lower rate as prescribed by an applicable treaty.

Under current law, the Fund may pay “interest-related dividends” and “short-term capital gain dividends” to its foreign shareholders without having to withhold on such dividends at the 30% rate. The amount of “interest-related dividends” that the Fund may pay each year is limited to the amount of qualified interest income received by the Fund during that year, less the amount of the Fund’s expenses properly allocable to such interest income. The amount of “short-term capital gain dividends” that the Fund may pay each year generally is limited to the excess of the Fund’s net short-term capital gains over its net long-term capital losses, without any reduction for the Fund’s expenses allocable to such gains (with exceptions for certain gains). The exemption from 30% withholding tax for “short-term capital gain dividends” does not apply with respect to foreign shareholders that are present in the United States for more than 182 days during the taxable year. If the Fund’s income for a taxable year includes “qualified interest income” or net short-term capital gains, the Fund may designate dividends as “interest-related dividends” or “short-term capital gain dividends” by written notice mailed to its foreign shareholders not later than 60 days after the close of the Fund’s taxable year. These provisions apply to dividends paid by the Fund with respect to the Fund’s taxable years beginning on or after January 1, 2005 and will cease to apply to dividends paid by the Fund with respect to the Fund’s taxable years beginning after December 31, 2009.

Foreign shareholders must provide documentation to the Fund certifying their non-United States status. Prospective foreign investors should consult their advisers concerning the tax consequences to them of an investment in Shares of the Fund.

Except as discussed below, selling shareholders will generally recognize gain or loss in an amount equal to the difference between their adjusted tax basis in the Shares sold and the amount received. If the Shares are held as a capital asset, the gain or loss will be a capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers on the sale or exchange of Shares is (i) the same as the maximum ordinary income tax rate for capital assets held for one year or less or (ii) for net capital gains recognized on or after May 6, 2003, 15% for capital assets held for more than one year (20% for net capital gains recognized in taxable years beginning after December 31, 2010).

Any loss recognized upon a taxable disposition of Shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received with respect to such Shares. For purposes of determining whether Shares have been held for six months or less, the holding period is suspended for any periods during which the shareholder’s risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property or through certain options or short sales.

It is possible, although the Fund believes it is unlikely, that, in connection with a repurchase offer, distributions to tendering shareholders may be subject to tax as ordinary income (rather than as gain or loss), which in turn may result in deemed distributions being subject to tax as ordinary income for non-tendering shareholders.

Backup withholding rules require the Fund, in certain circumstances, to withhold 28% (through 2010) of dividends and certain other payments, including repurchase proceeds, paid to shareholders who do not furnish to the Fund their correct taxpayer identification number (in the case of individuals, their social security number) and make certain required certifications (including certifications as to foreign status, if applicable), or who are otherwise subject to backup withholding.

The federal income tax discussion set forth above is for general information only. Shareholders and prospective investors should consult their own advisers regarding the specific federal tax consequences of purchasing, holding and disposing of Shares of the Fund, as well as the effects of state, local and foreign tax laws and any proposed tax law changes. For more information, see the “Taxation” section in the Fund’s Statement of Additional Information.

Communications With
Shareholders/
Performance Information
• • • • • • • • • • • • • • • • • • • • • • • • • • • •

The Fund will send semi-annual and annual reports to shareholders, including a list of the portfolio investments held by the Fund.

From time to time, advertisements and other sales materials for the Fund may include information concerning the historical performance of the Fund. Any such information may include a distribution rate and an average compounded distribution rate of the Fund for specified periods of time. Such information may also include performance rankings and similar information from independent organizations such as Lipper Analytical Services, Inc., Business Week, Forbes or other industry publications and may include information regarding other short term money market rates, including, but not limited to, the Prime Rate quoted by U.S. money center commercial bank(s), the three-month Treasury Bill Rate and/or the three-month LIBOR rates from creditworthy international bank(s).

The Fund’s distribution rate generally is determined on a monthly basis with respect to the immediately preceding monthly distribution period. The distribution rate is computed by first annualizing the Fund’s distributions per Share during such a monthly distribution period and dividing the annualized distribution by the Fund’s maximum offering price per Share on the last day of such period.

When utilized by the Fund, distribution rate and compounded distribution rate figures are based on historical performance and are not intended to indicate future performance. Distribution rate, compounded distribution rate and net asset value per Share can be expected to fluctuate over time.

Custodian, Dividend
Disbursing Agent and
Transfer Agent
• • • • • • • • • • • • • • • • • • • • • • • • • • • •

State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111, is the custodian of the Fund and has custody of the securities and cash of the Fund. The custodian, among other things, attends to the collection of principal and income and payment for and collection of proceeds of securities bought and sold by the Fund. State Street Bank and Trust Company also will perform certain accounting services for the Fund pursuant to the fund accounting agreement between it and the Fund. Van Kampen Investor Services Inc., P.O. Box 219286, Kansas City, Missouri 64121-9286 is the dividend disbursing agent and transfer agent of the Fund. The transfer agency fees are determined through negotiations with the Fund and are approved by the Fund’s Board of Trustees. The transfer agency fees are based on competitive benchmarks.

Legal Opinions
• • • • • • • • • • • • • • • • • • • • • • • • • • • •

Certain legal matters in connection with the Shares offered hereby have been passed upon for the Fund by Skadden, Arps, Slate, Meagher & Flom LLP and its affiliated entities.

Independent Registered
Public Accounting Firm
• • • • • • • • • • • • • • • • • • • • • • • • • • • •

The financial statements for the period ended July 31, 2008, incorporated by reference into the Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report also incorporated by reference into the Statement of Additional Information, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Additional Information
• • • • • • • • • • • • • • • • • • • • • • • • • • • •

The Prospectus and the Statement of Additional Information do not contain all of the information set forth in the registration statement that the Fund has filed with the SEC. The complete registration statement may be obtained from the SEC upon payment of the fee prescribed by its rules and regulations.

Statements contained in this Prospectus as to the contents of any contract or other documents referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference.

for the Statement of
Additional Information
• • • • • • • • • • • • • • • • • • • • • • • • • • • •

Page

General Information	B-2

Investment Objective, Investment Strategies and Risks	B-2

Investment Restrictions	B-3

Trustees and Officers	B-5

Investment Advisory Agreement	B-12

Fund Management	B-14

Other Agreements	B-16

Distribution and Service	B-16

Portfolio Transactions and Brokerage Allocation	B-18

Shareholder Services	B-20

Net Asset Value	B-21

Early Withdrawal Charge — Class A	B-22

Waiver of Early Withdrawal Charges	B-22

Taxation	B-23

Other Information	B-28

Financial Statements	B-28

Appendix A — Description of Securities Ratings	A-1

Appendix B — Proxy Voting Policy and Procedures	B-1

For More Information
• • • • • • • • • • • • • • • • • • • • • • • • • • • •

Existing Shareholders or Prospective Investors

•	Call your broker
•	Web Site
www.vankampen.com

•	FundInfo®
Automated Telephone System 800-847-2424

Dealers

•	Web Site
www.vankampen.com

•	FundInfo®
Automated Telephone System 800-847-2424

•	Van Kampen Investments 800-421-5666

Van Kampen Senior Loan Fund
522 Fifth Avenue
New York, New York 10036

Investment Adviser
Van Kampen Asset Management
522 Fifth Avenue
New York, New York 10036

Principal Underwriter
Van Kampen Funds Inc.
522 Fifth Avenue
New York, New York 10036

Dividend Disbursing Agent and Transfer Agent
Van Kampen Investor Services Inc.
P.O. Box 219286
Kansas City, Missouri 64121-9286
Attn: Van Kampen Senior Loan Fund

Custodian
State Street Bank and Trust Company
One Lincoln Street
Boston, Massachusetts 02111
Attn: Van Kampen Senior Loan Fund

Legal Counsel
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
111 South Wacker Drive
Chicago, Illinois 60606

Van Kampen Senior Loan Fund

A Statement of Additional Information, which contains more details about the Fund, is incorporated by reference in its entirety into this Prospectus.

You will find additional information about the Fund in its annual and semiannual reports to shareholders. The annual report explains the market conditions and investment strategies affecting the Fund’s performance during its last fiscal year.

You can ask questions or obtain a free copy of the Fund’s reports or its Statement of Additional Information by calling 800.847.2424. Free copies of the Fund’s reports and its Statement of Additional Information are available from our web site at www.vankampen.com.

Information about the Fund, including its reports and Statement of Additional Information, has been filed with the Securities and Exchange Commission (SEC). It can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC or on the EDGAR database on the SEC’s internet site (www.sec.gov). Information on the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at 202.551.8090. You can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov) or by writing the Public Reference Section of the SEC, Washington, DC 20549-0102.

This Prospectus is dated
December 19, 2008

CLASS A SHARES
CLASS B SHARES
CLASS C SHARES
CLASS IB SHARES
CLASS IC SHARES
The Fund’s Investment Company Act File No. is 811-05845.

Van Kampen Funds Inc.
522 Fifth Avenue
New York, New York 10036
www.vankampen.com
Copyright ©2008 Van Kampen Funds Inc.
All rights reserved. Member FINRA/SIPC
SLF PRO 12/08

STATEMENT OF ADDITIONAL INFORMATION

VAN KAMPEN
SENIOR LOAN FUND

Van Kampen Senior Loan Fund’s (the “Fund”) investment objective is to provide a high level of current income, consistent with preservation of capital.

The Fund is organized as a diversified, closed-end management investment company.

This Statement of Additional Information is not a prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus for the Fund dated December 19, 2008. This Statement of Additional Information does not include all the information that a prospective investor should consider before purchasing Class A, Class B Shares or Class C Shares (collectively with the Fund’s Class IB Shares and Class IC Shares, which are not continuously offered, the “Shares”) of the Fund. Investors should obtain and read the Prospectus prior to purchasing Shares. The Prospectus, the Statement of Additional Information and the Fund’s Annual and Semiannual Reports may be obtained without charge from our web site at www.vankampen.com or any of these materials may be obtained without charge by writing or calling Van Kampen Funds Inc. at 1 Parkview Plaza - Suite 100, PO Box 5555, Oakbrook Terrace, Illinois 60181-5555 or (800) 847-2424. This Statement of Additional Information incorporates by reference the entire Prospectus.

Page

General Information	B-2
Investment Objective, Investment Strategies and Risks	B-2
Investment Restrictions	B-3
Trustees and Officers	B-5
Investment Advisory Agreement	B-12
Fund Management	B-14
Other Agreements	B-16
Distribution and Service	B-16
Portfolio Transactions and Brokerage Allocation	B-18
Shareholder Services	B-20
Net Asset Value	B-21
Early Withdrawal Charge — Class A	B-22
Waiver of Early Withdrawal Charges	B-22
Taxation	B-23
Other Information	B-28
Financial Statements	B-28
Appendix A — Description of Securities Ratings	A-1
Appendix B — Proxy Voting Policy and Procedures	B-1

The Prospectus and this Statement of Additional Information omit certain of the information contained in the registration statement filed with the Securities and Exchange Commission, Washington, DC (the “SEC”). These items may be obtained from the SEC upon payment of the fee prescribed, or inspected at the SEC’s office at no charge.

This Statement of Additional Information is dated December 19, 2008.

SLF SAI 12/08

GENERAL INFORMATION

As of November 4, 2008, no person was known by the Fund to own beneficially or to hold of record 5% or more of the outstanding Class A Shares, Class B Shares, Class C Shares, Class IB Shares or Class IC Shares of the Fund, except as follows:

		Approximate
		Percentage of
	Class	Ownership
Name and Address of Holder	of Shares	on November 4, 2008

Morgan Stanley & Co.*	A	6%
Harborside Financial Center	B	9%
Plaza II 3rd Floor	C	16%
Jersey City, NJ 07311I	IC	24%

MLPF&S for the Sole Benefit of Its Customers*	B	5%
Attn: Fund Administration 97FW6	C	13%
4800 Deer Lake Dr. E, 2nd Floor
Jacksonville, FL 32246-6484

Citigroup Global Markets Inc.*	A	5%
Attn: Cindy Tempesta 7th Fl.	C	8%
333 W. 34th St.	IC	5%
New York, NY 10001-2402

Pershing LLC*	A	11%
1 Pershing Plaza	IB	9%
Jersey City, NJ 07399-0002	B	8%
	C	9%
	IC	7%

First Clearing LLC*	A	12%
Special Custody Acct for the Exclusive Benefit of Customer	IB	11%
10750 Wheat First Drive WS1165	B	31%
Glen Allen, VA 23060-9243	C	13%
	IC	11%

*	Shares held “of record” only.

INVESTMENT OBJECTIVE, INVESTMENT STRATEGIES
AND RISKS

The Fund’s investment objective is to provide a high level of current income, consistent with preservation of capital. The Fund invests primarily in adjustable rate senior loans (“Senior Loans”). Although the Fund’s net asset value will vary, the Fund’s policy of acquiring interests in floating or variable rate Senior Loans should minimize the fluctuations in the Fund’s net asset value as a result of changes in interest rates. The Fund’s net asset value may be affected by changes in borrower credit quality and other factors with respect to Senior Loan interests in which the Fund invests. An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. No assurance can be given that the Fund will achieve its investment objective. For further discussion of the characteristics of Senior Loan interests and associated special risk considerations, see “Investment Objective and Principal Investment Strategies” and “Risks” in the Prospectus.

Temporary Defensive Strategies

When market conditions dictate a more defensive investment strategy as described in the Fund’s prospectus, the Fund may deviate temporarily from fundamental and non-fundamental investment policies without a shareholder vote or without prior contemporaneous notification to shareholders during exigent situations.

INVESTMENT RESTRICTIONS

The Fund’s investment objective and the following investment restrictions are fundamental and cannot be changed without the approval of the holders of a majority (defined as the lesser of (i) 67% or more of the voting securities present at a meeting of shareholders, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy at such meeting, or (ii) more than 50% of the outstanding voting securities) of the Fund’s outstanding Shares. All other investment policies or practices are considered by the Fund not to be fundamental and accordingly may be changed without shareholder approval. The percentage limitations contained in the restrictions and policies set forth herein apply at the time of purchase of securities. With respect to the limitations on the issuance of senior securities, the percentage limitations apply at the time of purchase and on an ongoing basis. In accordance with the foregoing, the Fund may not:

1.	Purchase any securities (other than obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities), if as a result more than 5% of the Fund’s total assets would then be invested in securities of a single issuer or if as a result the Fund would hold more than 10% of the outstanding voting securities of any single issuer; provided that, with respect to 50% of the Fund’s assets, the Fund may invest up to 25% of its assets in the securities of any one issuer. For purposes of this restriction, the term issuer includes both the Borrower under a Loan Agreement and the Lender selling a Participation to the Fund together with any other persons interpositioned between such Lender and the Fund with respect to a Participation.

2.	Purchase any security if, as a result of such purchase, more than 25% of the Fund’s total assets (taken at current value) would be invested in the securities of Borrowers and other issuers having their principal business activities in the same industry (the electric, gas, water and telephone utility industries, commercial banks, thrift institutions and finance companies being treated as separate industries for purposes of this restriction); provided, that this limitation shall not apply with respect to obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities.

3.	Issue senior securities nor borrow money, except that the Fund may issue senior securities or borrow money to the extent permitted by (i) the 1940 Act, (ii) the rules or regulations promulgated by the Commission under the 1940 Act, or (iii) an exemption or other relief applicable to the Fund from the provisions of the 1940 Act.

4.	Make loans of money or property to any person, except for obtaining interests in Senior Loans in accordance with its investment objective, through loans of portfolio securities or the acquisition of securities subject to repurchase agreements.

5.	Buy any security “on margin.” Neither the deposit of initial or variation margin in connection with hedging transactions nor short-term credits as may be necessary for the clearance of such transactions is considered the purchase of a security on margin.

6.	Sell any security “short,” write, purchase or sell puts, calls or combinations thereof, or purchase or sell financial futures or options, except to the extent that the hedging transactions in which the Fund may engage would be deemed to be any of the foregoing transactions.

7.	Act as an underwriter of securities, except to the extent the Fund may be deemed to be an underwriter in connection with the sale of or granting of interests in Senior Loans or other securities acquired by the Fund.

8.	Make investments for the purpose of exercising control or participation in management, except to the extent that exercise by the Fund of its rights under Loan Agreements would be deemed to constitute such control or participation.

9.	Invest in securities of other investment companies, except as part of a merger, consolidation or other acquisitions. The Fund will rely on representations of Borrowers in Loan Agreements in determining whether such Borrowers are investment companies.

10.	Buy or sell oil, gas or other mineral leases, rights or royalty contracts except pursuant to the exercise by the Fund of its rights under Loan Agreements. In addition, the Fund may purchase securities of issuers which deal in, represent interests in or are secured by interests in such leases, rights or contracts.

11.	Purchase or sell real estate, commodities or commodities contracts except pursuant to the exercise by the Fund of its rights under Loan Agreements, except to the extent the interests in Senior Loans the Fund may invest in are considered to be interests in real estate, commodities or commodities contracts and except to the extent that hedging instruments the Fund may invest in are considered to be commodities or commodities contracts.

12.	Notwithstanding the investment policies and restrictions of the Fund, upon approval of the Board of Trustees, the Fund may invest all or part of its investable assets in a management investment company with substantially the same investment objective, policies and restrictions as the Fund.

The latter part of one of the Fund’s fundamental investment restrictions (i.e., the reference to “to the extent permitted by (i) the 1940 Act, (ii) the rules and regulations promulgated by the Commission under the 1940 Act, or (iii) an exemption or other relief applicable to the Fund from the provisions of the 1940 Act”) provides the Fund with flexibility to change its limitations in connection with changes in applicable law, rules, regulations or exemptive relief. The language used in the restriction provides the necessary flexibility to allow the Fund’s Board to respond efficiently to these kinds of developments without the delay and expense of a shareholder meeting.

Non-Fundamental Policies

For purposes of investment restriction number 2, the Fund has adopted supplementally a more restrictive non-fundamental investment policy that in effect changes the phrase “more than 25%” to “25% or more.” For purposes of investment restriction number 2 and the supplement just described, the Fund will consider all relevant factors in determining whether to treat the Lender selling a Participation and any persons interpositioned between such Lender and the Fund as an issuer, including: the terms of the Loan Agreement and other relevant agreements (including inter-creditor agreements and any agreements between such person and the Fund’s custodian); the credit quality of such Lender or interpositioned person; general economic conditions applicable to such Lender or interpositioned person; and other factors relating to the degree of credit risk, if any, of such Lender or interpositioned person incurred by the Fund.

The Fund has adopted additional fundamental policies in relation to its repurchase offers, which similarly cannot be changed without the approval of the holders of a majority of the Fund’s outstanding Shares. A description of these policies is provided in the Fund’s Prospectus under the heading “Repurchase of Shares.”

The Fund generally will not engage in the trading of securities for the purpose of realizing short-term profits, but it will adjust its portfolio as it deems advisable in view of prevailing or anticipated market conditions to accomplish the Fund’s investment objective. For example, the Fund may sell portfolio securities in anticipation of a movement in interest rates. Frequency of portfolio turnover will not be a limiting factor if the Fund considers it advantageous to purchase or sell securities. The Fund anticipates that the annual portfolio turnover rate of the Fund will not be in excess of 100%. A high rate of portfolio turnover involves correspondingly greater expenses than a lower rate, which expenses must be borne by the Fund and its shareholders.

Fund Structure. The Fund’s fundamental investment policies and restrictions give the Fund the flexibility to pursue its investment objective through a fund structure commonly known as a “master-feeder” structure. If the Fund converts to a master-feeder structure, the existing shareholders of the Fund would continue to hold their Shares of the Fund and the Fund would become a feeder-fund of the master-fund. The value of a shareholder’s Shares would be the same immediately after any conversion as the value immediately before such conversion. Use of this master-feeder structure potentially would result in increased assets invested among the collective investment vehicle of which the Fund would be a part, thus allowing operating expenses to be spread over a larger asset base, potentially achieving economies of scale. Any such conversion to a master-feeder structure would be effected by the Board of Trustees without a shareholder vote. In such case, the Fund would inform shareholders of this conversion by supplementing the Fund’s Prospectus. The Fund’s Board of Trustees presently does not intend to effect any conversion of the Fund to a master-feeder structure.

TRUSTEES AND OFFICERS

The business and affairs of the Fund are managed under the direction of the Fund’s Board of Trustees and the Fund’s officers appointed by the Board of Trustees. The tables below list the trustees and executive officers of the Fund and their principal occupations during the last five years, other directorships held by trustees and their affiliations, if any, with Van Kampen Investments Inc. (“Van Kampen Investments”), Van Kampen Asset Management (the “Adviser”), Van Kampen Funds Inc. (the “Distributor”), Van Kampen Advisors Inc., Van Kampen Exchange Corp. and Van Kampen Investor Services Inc. (“Investor Services”). The term “Fund Complex” includes each of the investment companies advised by the Adviser as of the date of this Statement of Additional Information. Trustees serve until reaching their retirement age or until their successors are duly elected and qualified. Officers are annually elected by the trustees.

Independent Trustees

Number of
Funds in
		Term of		Fund
		Office and		Complex
	Position(s)	Length of		Overseen
Name, Age and Address	Held with	Time	Principal Occupation(s)	by	Other Directorships
of Independent Trustee	Fund	Served	During Past 5 Years	Trustee	Held by Trustee

David C. Arch (63) Blistex Inc. 1800 Swift Drive Oak Brook, IL 60523	Trustee	Trustee since 1988	Chairman and Chief Executive Officer of Blistex Inc., a consumer health care products manufacturer.	81	Trustee/Director/Managing General Partner of funds in the Fund Complex. Director of the Heartland Alliance, a nonprofit organization serving human needs based in Chicago. Board member of the Illinois Manufacturers’ Association. Member of the Board of Visitors, Institute for the Humanities, University of Michigan.

Jerry D. Choate (70) 33971 Selva Road Suite 130 Dana Point, CA 92629	Trustee	Trustee since 2006	Prior to January 1999, Chairman and Chief Executive Officer of the Allstate Corporation (“Allstate”) and Allstate Insurance Company. Prior to January 1995, President and Chief Executive Officer of Allstate. Prior to August 1994, various management positions at Allstate.	81	Trustee/Director/Managing General Partner of funds in the Fund Complex. Director of Amgen Inc., a biotechnological company, and Valero Energy Corporation, an independent refining company.

Rod Dammeyer (68) CAC, LLC 4370 La Jolla Village Drive Suite 685 San Diego, CA 92122-1249	Trustee	Trustee since 1988	President of CAC, LLC, a private company offering capital investment and management advisory services.	81	Trustee/Director/Managing General Partner of funds in the Fund Complex. Director of Quidel Corporation, Stericycle, Inc., and Trustee of The Scripps Research Institute. Prior to February 2008, Director of Ventana Medical Systems, Inc. Prior to April 2007, Director of GATX Corporation. Prior to April 2004, Director of TheraSense, Inc. Prior to January 2004, Director of TeleTech Holdings Inc. and Arris Group, Inc.

				Number of
				Funds in
		Term of		Fund
		Office and		Complex
	Position(s)	Length of		Overseen
Name, Age and Address	Held with	Time	Principal Occupation(s)	by	Other Directorships
of Independent Trustee	Fund	Served	During Past 5 Years	Trustee	Held by Trustee

Linda Hutton Heagy† (60) 4939 South Greenwood Chicago, IL 60615	Trustee	Trustee since 2006	Prior to February 2008, Managing Partner of Heidrick & Struggles, an international executive search firm. Prior to 1997, Partner of Ray & Berndtson, Inc., an executive recruiting firm. Prior to 1995, Executive Vice President of ABN AMRO, N.A., a bank holding company. Prior to 1990, Executive Vice President of The Exchange National Bank.	81	Trustee/Director/Managing General Partner of funds in the Fund Complex. Trustee on the University of Chicago Medical Center Board, Vice Chair of the Board of the YMCA of Metropolitan Chicago and a member of the Women’s Board of the University of Chicago.

R. Craig Kennedy (56) 1744 R Street, NW Washington, DC 20009	Trustee	Trustee since 2006	Director and President of the German Marshall Fund of the United States, an independent U.S. foundation created to deepen understanding, promote collaboration and stimulate exchanges of practical experience between Americans and Europeans. Formerly, advisor to the Dennis Trading Group Inc., a managed futures and option company that invests money for individuals and institutions. Prior to 1992, President and Chief Executive Officer, Director and member of the Investment Committee of the Joyce Foundation, a private foundation.	81	Trustee/Director/Managing General Partner of funds in the Fund Complex. Director of First Solar, Inc.

Howard J Kerr (73) 14 Huron Trace Galena, IL 61036	Trustee	Trustee since 1992	Prior to 1998, President and Chief Executive Officer of Pocklington Corporation, Inc., an investment holding company.	81	Trustee/Director/Managing General Partner of funds in the Fund Complex. Director of the Lake Forest Bank & Trust. Director of the Marrow Foundation.

Jack E. Nelson (72) 423 Country Club Drive Winter Park, FL 32789	Trustee	Trustee since 2006	President of Nelson Investment Planning Services, Inc., a financial planning company and registered investment adviser in the State of Florida. President of Nelson Ivest Brokerage Services Inc., a member of the Financial Industry Regulatory Authority (“FINRA”), Securities Investors Protection Corp. and the Municipal Securities Rulemaking Board. President of Nelson Sales and Services Corporation, a marketing and services company to support affiliated companies.	81	Trustee/Director/Managing General Partner of funds in the Fund Complex.

Hugo F. Sonnenschein (68) 1126 E. 59th Street Chicago, IL 60637	Trustee	Trustee since 1994	President Emeritus and Honorary Trustee of the University of Chicago and the Adam Smith Distinguished Service Professor in the Department of Economics at the University of Chicago. Prior to July 2000, President of the University of Chicago.	81	Trustee/Director/Managing General Partner of funds in the Fund Complex. Trustee of the University of Rochester and a member of its investment committee. Member of the National Academy of Sciences, the American Philosophical Society and a fellow of the American Academy of Arts and Sciences.

Number of
Funds in
		Term of		Fund
		Office and		Complex
	Position(s)	Length of		Overseen
Name, Age and Address	Held with	Time	Principal Occupation(s)	by	Other Directorships
of Independent Trustee	Fund	Served	During Past 5 Years	Trustee	Held by Trustee

Suzanne H. Woolsey, Ph.D. (66) 815 Cumberstone Road Harwood, MD 20776	Trustee	Trustee since 2006	Chief Communications Officer of the National Academy of Sciences/National Research Council, an independent, federally chartered policy institution, from 2001 to November 2003 and Chief Operating Officer from 1993 to 2001. Prior to 1993, Executive Director of the Commission on Behavioral and Social Sciences and Education at the National Academy of Sciences/National Research Council. From 1980 through 1989, Partner of Coopers & Lybrand.	81	Trustee/Director/Managing General Partner of funds in the Fund Complex. Trustee of Changing World Technologies, Inc., an energy manufacturing company, since July 2008. Director of Fluor Corp., an engineering, procurement and construction organization, since January 2004. Director of Intelligent Medical Devices, Inc., a symptom based diagnostic tool for physicians and clinical labs. Director of the Institute for Defense Analyses, a federally funded research and development center, Director of the German Marshall Fund of the United States, Director of the Rocky Mountain Institute and Trustee of California Institute of Technology and the Colorado College.

Interested Trustee*

Number of
Funds in
		Term of		Fund
		Office and		Complex
	Position(s)	Length of		Overseen
Name, Age and Address	Held with	Time	Principal Occupation(s)	by	Other Directorships
of Interested Trustee	Fund	Served	During Past 5 Years	Trustee	Held by Trustee

Wayne W. Whalen (69) 333 West Wacker Drive Chicago, IL 60606	Trustee	Trustee since 1988	Partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, legal counsel to funds in the Fund Complex.	81	Trustee/Director/Managing General Partner of funds in the Fund Complex. Director of the Abraham Lincoln Presidential Library Foundation.

†	As indicated above, prior to February 2008, Ms. Heagy was an employee of Heidrick and Struggles, an international executive search firm (“Heidrick”). Heidrick has been (and may continue to be) engaged by Morgan Stanley from time to time to perform executive searches. Such searches have been done by professionals at Heidrick without any involvement by Ms. Heagy. Ethical wall procedures exist to ensure that Ms. Heagy will not have any involvement with any searches performed by Heidrick for Morgan Stanley. Ms. Heagy does not receive any compensation, directly or indirectly, for searches performed by Heidrick for Morgan Stanley.

*	Mr. Whalen is an “interested person” (within the meaning of Section 2(a)(19) of the 1940 Act) of certain funds in the Fund Complex by reason of he and his firm currently providing legal services as legal counsel to such funds in the Fund Complex.

Officers

Term of
Office and
	Position(s)	Length of
Name, Age and	Held with	Time	Principal Occupation(s)
Address of Officer	Fund	Served	During Past 5 Years

Edward C. Wood, III (52) 1 Parkview Plaza — Suite 100 Oakbrook Terrace, IL 60181	President and Principal Executive Officer	Officer since 2008	President and Principal Executive Officer of funds in the Fund Complex since November 2008. Managing Director of Van Kampen Investments Inc., the Adviser, the Distributor, Van Kampen Advisors Inc. and Van Kampen Exchange Corp. since December 2003. Chief Administrative Officer of Van Kampen Investments Inc., the Adviser, Van Kampen Advisors Inc. and Van Kampen Exchange Corp. since December 2002. Chief Operating Officer of the Distributor since December 2002. Director of Van Kampen Advisors Inc., the Distributor and Van Kampen Exchange Corp. since March 2004. Director of the Adviser since August 2008. Director of the Distributor and Van Kampen Investor Services Inc. since June 2008. Previously, Director of the Adviser and the Distributor from March 2004 to January 2005.

Kevin Klingert (46) 522 Fifth Avenue New York, NY 10036	Vice President	Officer since 2008	Vice President of funds in the Fund Complex since May 2008. Chief Operating Officer of the Fixed Income portion of Morgan Stanley Investment Management Inc. since May 2008. Head of Global Liquidity Portfolio Management and co-Head of Liquidity Credit Research of Morgan Stanley Investment Management since December 2007. Managing Director of Morgan Stanley Investment Management Inc. from December 2007 to March 2008. Previously, Managing Director on the Management Committee and head of Municipal Portfolio Management and Liquidity at BlackRock from October 1991 to January 2007. Assistant Vice President municipal portfolio manager at Merrill Lynch from March 1985 to October 1991.

Amy R. Doberman (46) 522 Fifth Avenue New York, NY 10036	Vice President	Officer since 2004	Managing Director and General Counsel — U.S. Investment Management; Managing Director of Morgan Stanley Investment Management Inc., Morgan Stanley Investment Advisors Inc. and the Adviser. Vice President of the Morgan Stanley Institutional and Retail Funds since July 2004 and Vice President of funds in the Fund Complex since August 2004. Previously, Managing Director and General Counsel of Americas, UBS Global Asset Management from July 2000 to July 2004 and General Counsel of Aeltus Investment Management, Inc. from January 1997 to July 2000.

Stefanie V. Chang Yu (41) 522 Fifth Avenue New York, NY 10036	Vice President and Secretary	Officer since 2003	Managing Director of Morgan Stanley Investment Management Inc. Vice President and Secretary of funds in the Fund Complex.

John L. Sullivan (53) 1 Parkview Plaza — Suite 100 Oakbrook Terrace, IL 60181	Chief Compliance Officer	Officer since 1996	Chief Compliance Officer of funds in the Fund Complex since August 2004. Prior to August 2004, Director and Managing Director of Van Kampen Investments, the Adviser, Van Kampen Advisors Inc. and certain other subsidiaries of Van Kampen Investments. Prior to August 2004, Vice President, Chief Financial Officer and Treasurer of funds in the Fund Complex and head of Fund Accounting for Morgan Stanley Investment Management Inc. Prior to December 2002, Executive Director of Van Kampen Investments, the Adviser and Van Kampen Advisors Inc.

Stuart N. Schuldt (46) 1 Parkview Plaza — Suite 100 Oakbrook Terrace, IL 60181	Chief Financial Officer and Treasurer	Officer since 2007	Executive Director of Morgan Stanley Investment Management Inc. since June 2007. Chief Financial Officer and Treasurer of funds in the Fund Complex since June 2007. Prior to June 2007, Senior Vice President of Northern Trust Company, Treasurer and Principal Financial Officer for Northern Trust U.S. mutual fund complex.

Compensation

Each trustee/director/managing general partner (hereinafter referred to in this section as “trustee”) who is not an affiliated person (as defined in the 1940 Act) of Van Kampen Investments, the Adviser or the Distributor (each a “Non-Affiliated Trustee”) is compensated by an annual retainer and meeting fees for services to funds in the Fund Complex. Each fund in the Fund Complex (except Van Kampen Exchange Fund) provides a deferred compensation plan to its Non-Affiliated Trustees that allows such trustees to defer receipt of their compensation until retirement and earn a return on such deferred amounts. Amounts deferred are retained by the Fund and earn a rate of return determined by reference to the return on the common shares of the Fund or other funds in the Fund Complex as selected by the respective Non-Affiliated Trustee. To the extent permitted by the 1940 Act, the Fund may invest in securities of those funds selected by the Non-Affiliated Trustees in order to match the deferred compensation obligation. The deferred compensation plan is not funded and obligations thereunder represent general unsecured claims against the general assets of the Fund. Deferring compensation has the same economic effect as if the Non-Affiliated Trustee reinvested his or her compensation into the funds. Each fund in the Fund Complex (except Van Kampen Exchange Fund) provides a retirement plan to its Non-Affiliated Trustees that provides Non-Affiliated Trustees with compensation after retirement, provided that certain eligibility requirements are met. Under the retirement plan, a Non-Affiliated Trustee who is receiving compensation from the Fund prior to such Non-Affiliated Trustee’s retirement, has at least 10 years of service (including years of service prior to adoption of the retirement plan) and retires at or after attaining the age of 60, is eligible to receive a retirement benefit per year for each of the 10 years following such retirement from the Fund. Non-Affiliated Trustees retiring prior to the age of 60 or with fewer than 10 years but more than 5 years of service may receive reduced retirement benefits from the Fund.

Additional information regarding compensation and benefits for trustees is set forth below for the periods described in the notes accompanying the table.

Compensation Table

		Fund Complex
	Aggregate	Estimated Aggregate	Aggregate Estimated
	Compensation	Pension or	Maximum Annual	Total Compensation
	before	Retirement Benefits	Benefits from the	before Deferral
	Deferral from	Accrued As Part	Fund Complex	from Fund
Name	the Fund(1)	of Expenses(2)	Upon Retirement(3)	Complex(4)

Independent Trustees
David C. Arch	$5,717	$35,484	$105,000	$208,601
Jerry D. Choate	5,255	98,609	105,000	191,268
Rod Dammeyer	5,717	69,017	105,000	208,601
Linda Hutton Heagy	5,717	27,389	105,000	208,601
R. Craig Kennedy	5,717	19,200	105,000	208,601
Howard J Kerr	5,717	146,670	149,395	208,601
Jack E. Nelson	5,717	121,944	105,000	208,601
Hugo F. Sonnenschein	5,717	69,608	105,000	208,601
Suzanne H. Woolsey	5,717	62,697	105,000	208,601
Interested Trustee
Wayne W. Whalen	5,717	72,695	105,000	208,601

(1)	The amounts shown in this column represent the aggregate compensation before deferral with respect to the Fund’s fiscal year ended July 31, 2008 before deferral by the Trustees under the deferred compensation plan. The following trustees deferred compensation from the Fund during the fiscal year ended July 31, 2008: Mr. Choate, $5,255; Mr. Dammeyer, $5,717; Ms. Heagy, $5,717; Mr. Kennedy, $2,859; Mr. Nelson, $5,717; Mr. Sonnenschein, $5,717; and Mr. Whalen, $5,717. The cumulative deferred compensation (including interest) accrued with respect to each trustee, including former trustees, from the Fund as of the Fund’s fiscal year ended July 31, 2008 is as follows: Mr. Choate, $10,736; Mr. Dammeyer, $315,158; Ms. Heagy, $10,296; Mr. Kennedy, $5,369; Mr. Kerr, $66,873; Mr. Nelson, $11,502; Mr. Sonnenschein, $371,352; and Mr. Whalen, $388,486. The deferred compensation plan is described above the Compensation Table.

(2)	The amounts shown in this column represent the sum of the retirement benefits accrued by the operating funds in the Fund Complex for each of the trustees for the funds’ respective fiscal years ended in 2007. The retirement plan is described above the Compensation Table.

(3)	For each trustee, this is the sum of the estimated maximum annual benefits payable by the funds in the Fund Complex as of the date of this Statement of Additional Information for each year of the 10-year period commencing in the year of such trustee’s anticipated retirement. The retirement plan is described above the Compensation Table.

(4)	The amounts shown in this column represent the aggregate compensation paid by all of the funds in the Fund Complex as of December 31, 2007 before deferral by the trustees under the deferred compensation plan. Because the funds in the Fund Complex have different fiscal year ends, the amounts shown in this column are presented on a calendar year basis.

Board Committees

The Board of Trustees has three standing committees (an audit committee, a brokerage and services committee and a governance committee). Each committee is comprised solely of “Independent Trustees”, which is defined for purposes herein as trustees who: (1) are not “interested persons” of the Fund as defined by the 1940 Act and (2) are “independent” of the Fund as defined by the New York Stock Exchange, American Stock Exchange and Chicago Stock Exchange listing standards.

The Board’s audit committee consists of Jerry D. Choate, Rod Dammeyer and R. Craig Kennedy. In addition to being Independent Trustees as defined above, each of these trustees also meets the additional independence requirements for audit committee members as defined by the New York Stock Exchange, American Stock Exchange and Chicago Stock Exchange listing standards. The audit committee makes recommendations to the Board of Trustees concerning the selection of the Fund’s independent registered public accounting firm, reviews with such independent registered public accounting firm the scope and results of the Fund’s annual audit and considers any comments which the independent registered public accounting firm may have regarding the Fund’s financial statements, accounting records or internal controls. The Board of Trustees has adopted a formal written charter for the audit committee which sets forth the audit committee’s responsibilities. The audit committee has reviewed and discussed the financial statements of the Fund with management as well as with the independent registered public accounting firm of the Fund, and discussed with the independent registered public accounting firm the matters required to be discussed under the Statement of Auditing Standards No. 61. The audit committee has received the written disclosures and the letter from the independent registered public accounting firm required under Independence Standards Board Standard No. 1 and has discussed with the independent registered public accounting firm its independence. Based on this review, the audit committee recommended to the Board of Trustees of the Fund that the Fund’s audited financial statements be included in the Fund’s annual report to shareholders for the most recent fiscal year for filing with the SEC.

The Board’s brokerage and services committee consists of Linda Hutton Heagy, Hugo F. Sonnenschein and Suzanne H. Woolsey. The brokerage and services committee reviews the Fund’s allocation of brokerage transactions and soft-dollar practices and reviews the transfer agency and shareholder servicing arrangements with Investor Services.

The Board’s governance committee consists of David C. Arch, Howard J Kerr and Jack E. Nelson. In addition to being Independent Trustees as defined above, each of these trustees also meets the additional independence requirements for nominating committee members as defined by the New York Stock Exchange, American Stock Exchange and Chicago Stock Exchange listing standards. The governance committee identifies individuals qualified to serve as Independent Trustees on the Board and on committees of the Board, advises the Board with respect to Board composition, procedures and committees, develops and recommends to the Board a set of corporate governance principles applicable to the Fund, monitors corporate governance matters and makes recommendations to the Board, and acts as the administrative committee with respect to Board policies and procedures, committee policies and procedures and codes of ethics. The Independent Trustees of the Fund select and nominate any other nominee Independent Trustees for the Fund. While the Independent Trustees of the Fund expect to be able to continue to identify from their own resources an ample number of qualified candidates for the Board of Trustees as they deem appropriate, they will consider nominations from shareholders to the Board. Nominations from shareholders should be in writing and sent to the Independent Trustees as described below.

During the Fund’s last fiscal year, the Board of Trustees held 13 meetings. During the Fund’s last fiscal year, the audit committee of the Board held 4 meetings, the brokerage and services committee of the Board held 4 meetings and the governance committee of the Board held 4 meetings.

Shareholder Communications

Shareholders may send communications to the Board of Trustees. Shareholders should send communications intended for the Board by addressing the communication directly to the Board (or individual Board members) and/or otherwise clearly indicating in the salutation that the communication is for the Board (or individual Board members) and by sending the communication to either the Fund’s office or directly to such Board member(s) at the address specified for such trustee above. Other shareholder communications received by the Fund not directly addressed and sent to the Board will be reviewed and generally responded to by management, and will be forwarded to the Board only at management’s discretion based on the matters contained therein.

Share Ownership

Excluding deferred compensation balances as described in the Compensation Table, as of December 31, 2007, the most recently completed calendar year prior to the date of this Statement of Additional Information, each trustee of the Fund beneficially owned equity securities of the Fund and all of the funds in the Fund Complex overseen by the trustee in the dollar range amounts specified below.

2007 Trustee Beneficial Ownership of Securities

Independent Trustees

Trustees
	Arch	Choate	Dammeyer	Heagy	Kennedy	Kerr	Nelson	Sonnenschein	Woolsey
Dollar range of equity securities in the Fund	$1- $10,000	none	none	none	none	none	none	none	none

Aggregate dollar range of equity securities in all registered investment companies overseen by trustee in the Fund Complex	over $100,000	$10,001- $50,000	over $100,000	$50,001- $100,000	over $100,000	$10,001- $50,000	$1- $10,000	$50,001- $100,000	over $100,000

Interested Trustee

Trustee
Whalen
Dollar range of equity securities in the Fund	$10,001-$50,000
Aggregate dollar range of equity securities in all registered investment companies overseen by trustee in the Fund Complex	over $100,000

Including deferred compensation balances (which are amounts deferred and thus retained by the Fund as described in the Compensation Table), as of December 31, 2007, the most recently completed calendar year prior to the date of this Statement of Additional Information, each trustee of the Fund had in the aggregate, combining beneficially owned equity securities and deferred compensation of the Fund and of all of the funds in the Fund Complex overseen by the trustee, the dollar range amounts specified below.

2007 Trustee Beneficial Ownership and Deferred Compensation

Independent Trustees

Trustees
	Arch	Choate	Dammeyer	Heagy	Kennedy	Kerr	Nelson	Sonnenschein	Woolsey
Dollar range of equity securities and deferred compensation in the Fund	$1- $10,000	over $100,000	none	none	none	none	none	none	none

Aggregate dollar range of equity securities and deferred compensation in all registered investment companies overseen by trustee in the Fund Complex	over $100,000	over $100,000	over $100,000	over $100,000	over $100,000	over $100,000	over $100,000	over $100,000	over $100,000

Interested Trustee

Trustee
Whalen
Dollar range of equity securities and deferred compensation in the Fund	$10,001-$50,000

Aggregate dollar range of equity securities and deferred compensation in all registered investment companies overseen by trustee in the Fund Complex	over $100,000

As of November 4, 2008, trustees and officers of the Fund as a group owned less than 1% of the Shares.

Code of Ethics

The Fund, the Adviser and the Distributor have adopted a Code of Ethics (the “Code of Ethics”) that sets forth general and specific standards relating to the securities trading activities of their employees. The Code of Ethics does not prohibit employees from acquiring securities that may be purchased or held by the Fund, but is intended to ensure that all employees conduct their personal transactions in a manner that does not interfere with the portfolio transactions of the Fund or other Van Kampen funds, or that such employees take unfair advantage of their relationship with the Fund. Among other things, the Code of Ethics prohibits certain types of transactions absent prior approval, imposes various trading restrictions (such as time periods during which personal transactions may or may not be made) and requires quarterly reporting of securities transactions and other reporting matters. All reportable securities transactions and other required reports are to be reviewed by appropriate personnel for compliance with the Code of Ethics. Additional restrictions apply to portfolio managers, traders, research analysts and others who may have access to nonpublic information about the trading activities of the Fund or other Van Kampen funds or who otherwise are involved in the investment advisory process. Exceptions to these and other provisions of the Code of Ethics may be granted in particular circumstances after review by appropriate personnel. The Code of Ethics can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC (call 1-202-551-8090 for information on the operation of the public reference room); on the EDGAR Database on the SEC’s Internet site www.sec.gov; or, upon payment of copying fees, by writing the SEC’s Public Reference Section, Washington, DC 20549-0102, or by electronic mail at publicinfo@sec.gov.

INVESTMENT ADVISORY AGREEMENT

The Fund’s investment adviser is Van Kampen Asset Management. From the Fund’s inception until November 30, 2003, the Fund’s investment adviser was Van Kampen Investment Advisory Corp. As of November 30, 2003, Van Kampen Investment Advisory Corp. was merged into its affiliate, Van Kampen Asset Management. As used herein, the term “Adviser” includes Van Kampen Asset Management, as successor adviser, and Van Kampen Investment Advisory Corp., as predecessor adviser. The Adviser is a wholly owned subsidiary of Van Kampen Investments. Van Kampen Investments is an indirect wholly owned subsidiary of Morgan Stanley. The Adviser’s principal office is located at 522 Fifth Avenue, New York, New York 10036.

The Fund and the Adviser are parties to an investment advisory agreement (the “Advisory Agreement”). Under the Advisory Agreement, the Fund retains the Adviser to manage the investment of the Fund’s assets, including the placing of orders for the purchase and sale of portfolio securities. The Adviser obtains and evaluates economic, statistical and financial information to formulate strategy and implement the Fund’s investment objective. The Adviser also furnishes offices, necessary facilities and equipment, renders periodic reports to the Fund’s Board of Trustees and permits its officers and employees to serve without compensation as trustees or officers of the Fund if elected to such positions. The Advisory Agreement also provides that the Adviser shall not be liable to the Fund for any error of judgment or of law, or for any loss suffered by the Fund in connection with the matters to which the Advisory Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under the Advisory Agreement. The Adviser may in its sole discretion from time to time waive all or a portion of the advisory fee or reimburse the Fund for all or a portion of its other expenses.

Advisory Fees

	Fiscal Year Ended July 31,
	2008	2007	2006

The Adviser received the approximate advisory fees of	$17,520,500	$17,669,200	$17,347,400

Litigation Involving the Adviser

The Adviser and one of the investment companies advised by the Adviser are named as defendants in a class action complaint generally alleging that the defendants breached their duties of care to long-term shareholders of the investment company by valuing portfolio securities at the closing prices of the foreign exchanges on which they trade without accounting for significant market information that became available after the close of the foreign exchanges but before calculation of net asset value. As a result, the complaint alleges, short-term traders were able to exploit stale pricing information to capture arbitrage profits that diluted the value of shares held by long-term investors. The complaint seeks unspecified compensatory damages, punitive damages, fees and costs. In October 2006, pursuant to an order of the United States Supreme Court finding a lack of appellate jurisdiction, the federal court of appeals vacated a prior order of the federal district court dismissing the case with prejudice, and remanded the case to the Illinois state court where it had been filed. In November 2006, defendants again removed the case to the federal district court based on intervening authority. In July 2007, the district court granted plaintiff’s motion to remand the case back to Illinois state court. The Illinois state court denied defendants’ motion to dismiss the complaint in May 2008. Defendants are seeking an interlocutory appeal of that ruling. While defendants believe that they have meritorious defenses, the ultimate outcome of this matter is not presently determinable at this stage in the litigation.

The Fund is one of numerous defendants (the “Lenders”) that have been named in an adversary proceeding pending in the Bankruptcy Court of the Southern District of Florida. The action was filed on July 15, 2008, by the Official Committee of Unsecured Creditors of home building companies to which the Lenders loaned money through credit agreements. Plaintiff alleges that monies used to repay the Lenders should be avoided as fraudulent and preferential transfers under the bankruptcy laws. More specifically, Plaintiff alleges that subsidiaries of the home building companies were allegedly forced to become co-borrowers and guarantors of the monies used to repay the Lenders, and that the subsidiaries did not receive fair consideration or reasonably equivalent value when they transferred the proceeds to repay the Lenders. Plaintiff seeks to avoid the transfers and other equitable relief. The Lenders moved to dismiss the complaint, and subsequently Plaintiff filed an Amended Complaint alleging additional claims against the Lenders. The Lenders filed a motion to dismiss the Amended Complaint on November 4, 2008. Oral argument on the motion to dismiss is scheduled for December 4, 2008.

The Amended Complaint named the Fund and other similarly situated lenders as defendants in connection with their positions in a separate loan identified as the First Lien Term Loan (the “First Lien Lenders”). The allegations asserted against the First Lien Lenders are similar to those asserted against the Lenders, which are that subsidiaries of the home building companies were forced to incur an obligation to repay the First Lien Lenders but did not receive fair consideration or reasonably equivalent value for that obligation. Plaintiff seeks to avoid any payments made to the First Lien Lenders and other equitable relief. The First Lien Lenders will move to dismiss or answer the Amended Complaint by December 24, 2008.

The Administrator

The Distributor, an affiliate of the Adviser, serves as the Fund’s administrator (in such capacity, the “Administrator”).

The Fund pays all expenses incurred in the operation of the Fund including, but not limited to, direct charges relating to the purchase and sale of financial instruments in its portfolio, interest charges, service fees, distribution fees, fees and expenses of legal counsel and the Fund’s independent registered public accounting firm, taxes and governmental fees, expenses (including clerical expenses) of issuance, sale or repurchase of any of the Fund’s portfolio holdings, expenses in connection with the Fund’s dividend reinvestments, membership fees in trade associations, expenses of registering and qualifying the Shares of the Fund for sale under federal and state securities laws, expenses of printing and distributing reports, notices and proxy materials to existing holders of Shares, expenses of filing reports and other documents filed with governmental agencies, expenses of annual and special meetings of holders of Shares, fees and disbursements of the transfer agents, custodians and sub-custodians, expenses of disbursing dividends and distributions, fees, expenses and out-of-pocket costs of trustees of the Fund who are not affiliated with the Adviser, insurance premiums, indemnification and other expenses not expressly provided for in the Advisory Agreement or the Administration Agreement and any extraordinary expenses of a nonrecurring nature.

Administration Fees

	Fiscal Year Ended July 31,
	2008	2007	2006

The Administrator received the approximate administrative fees of	$5,119,900	$5,165,600	$5,067,400

FUND MANAGEMENT

Other Accounts Managed by the Portfolio Managers

As of July 31, 2008, Philip Yarrow managed three registered investment companies with a total of approximately $4.2 billion in assets; no pooled investment vehicles other than registered investment companies; and no other accounts.

As of July 31, 2008, Gerard Fogarty managed three registered investment companies with a total of approximately $4.2 billion in assets; no pooled investment vehicles other than registered investment companies; and no other accounts.

As of July 31, 2008, Jeffrey Scott managed three registered investment companies with a total of approximately $4.2 billion in assets; no pooled investment vehicles other than registered investment companies; and no other accounts.

Because the portfolio managers manage assets for other investment companies, pooled investment vehicles, and/or other accounts (including institutional clients, pension plans and certain high net worth individuals), there may be an incentive to favor one client over another resulting in conflicts of interest. For instance, the Adviser may receive fees from certain accounts that are higher than the fee it receives from the Fund, or it may receive a performance-based fee on certain accounts. In those instances, the portfolio managers may have an incentive to favor the higher and/or performance-based fee accounts over the Fund. The portfolio managers of the Fund do not currently manage assets for other investment companies, pooled investment vehicles or other accounts that charge a performance fee. In addition, a conflict of interest could exist to the extent the Adviser has proprietary investments in certain accounts, where portfolio managers have personal investments in certain accounts or when certain accounts are investment options in the Adviser’s employee benefits and/or deferred compensation plans. The portfolio manager may have an incentive to favor these accounts over others. If the Adviser manages accounts that engage in short sales of securities of the type in which the Fund invests, the Adviser could be seen as harming the performance of the Fund for the benefit of the accounts engaging in short sales if the short sales cause the market value of the securities to fall. The Adviser has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

Portfolio Manager Compensation Structure

Portfolio managers receive a combination of base compensation and discretionary compensation, comprised of a cash bonus and several deferred compensation programs described below. The methodology used to determine portfolio manager compensation is applied across all accounts managed by the portfolio manager.

Base salary compensation.  Generally, portfolio managers receive base salary compensation based on the level of their position with the Adviser.

Discretionary compensation.  In addition to base compensation, portfolio managers may receive discretionary compensation.

Discretionary compensation can include:

•	Cash Bonus;

•	Morgan Stanley’s Long-Term Incentive Compensation Program awards — a mandatory program that defers a portion of discretionary year-end compensation into restricted stock units or other awards or other investments based on Morgan Stanley common stock that are subject to vesting and other conditions;

•	Investment Management Alignment Plan (IMAP) awards — a mandatory program that defers a portion of discretionary year-end compensation and notionally invests it in designated funds advised by the Adviser or its affiliates. The award is subject to vesting and other conditions. Portfolio managers must notionally invest a minimum of 25% to a maximum of 100% of the IMAP deferral into a combination of the designated funds they manage that are included in the IMAP fund menu;

•	Voluntary Deferred Compensation Plans — voluntary programs that permit certain employees to elect to defer a portion of their discretionary year-end compensation and directly or notionally invest the deferred amount: (1) across a range of designated investment funds, including funds advised by the Adviser or its affiliates; and/or (2) in Morgan Stanley stock units.

Several factors determine discretionary compensation, which can vary by portfolio management team and circumstances. In order of relative importance, these factors include:

•	Investment performance. A portfolio manager’s compensation is linked to the pre-tax investment performance of the funds/accounts managed by the portfolio manager. Investment performance is calculated for one-, three- and five-year periods measured against an appropriate securities market index (or indices) for the funds/accounts managed by the portfolio manager. In the case of the Fund, the Fund’s investment performance is measured against appropriate rankings or ratings prepared by Morningstar Inc. or similar independent services which monitor Fund performance. Other funds/accounts managed by the same portfolio manager may be measured against this same index and same rankings or ratings, if appropriate, or against other indices and other rankings or ratings that are deemed more appropriate given the size and/or style of such funds/accounts as set forth in such funds’/accounts’ disclosure materials and guidelines. The assets managed by the portfolio managers in funds, pooled investment vehicles and other accounts are described in “Other Accounts Managed by the Portfolio Managers” above. Generally, the greatest weight is placed on the three- and five-year periods.

•	Revenues generated by the investment companies, pooled investment vehicles and other accounts managed by the portfolio manager.

•	Contribution to the business objectives of the Adviser.

•	The dollar amount of assets managed by the portfolio manager.

•	Market compensation survey research by independent third parties.

•	Other qualitative factors, such as contributions to client objectives.

•	Performance of Morgan Stanley and Morgan Stanley Investment Management Inc., and the overall performance of the investment team(s) of which the portfolio manager is a member.

Securities Ownership of Portfolio Managers

As of July 31, 2008, the dollar range of securities beneficially owned by each portfolio manager in the Fund is shown below:

Phillip Yarrow — $50,001-$100,000;

Gerard Fogarty — $1-$10,000;

Jeffrey Scott — $1-$10,000.

OTHER AGREEMENTS

Legal Services Agreement

The Fund and certain other Van Kampen funds advised by the Adviser or its affiliates have entered into a Legal Services Agreement pursuant to which Van Kampen Investments provides legal services, including without limitation: accurate maintenance of the funds’ minute books and records, preparation and oversight of the funds’ regulatory reports and other information provided to shareholders, as well as responding to day-to-day legal issues on behalf of the funds. Payment by the funds for such services is made on a cost basis for the salary and salary related benefits, including but not limited to bonuses, group insurance and other regular wages for the employment of personnel. Other funds distributed by the Distributor also receive legal services from Van Kampen Investments. Of the total costs for legal services provided to funds distributed by the Adviser or its affiliates, half of such costs are allocated equally to each fund and the remaining half of such costs are allocated among funds based on the type of fund and the relative net assets of the fund.

Chief Compliance Officer Employment Agreement

The Fund has entered into an employment agreement with John Sullivan and Morgan Stanley pursuant to which Mr. Sullivan, an employee of Morgan Stanley, serves as Chief Compliance Officer of the Fund and other Van Kampen funds. The Fund’s Chief Compliance Officer and his staff are responsible for administering the compliance policies and procedures of the Fund and other Van Kampen funds. The Fund reimburses Morgan Stanley for the costs and expenses of such services, including compensation and benefits, insurance, occupancy and equipment, information processing and communication, office services, conferences and travel, postage and shipping. The Fund shares together with the other Van Kampen funds in the cost of providing such services with 25% of such costs shared proportionately based on the respective number of classes of securities issued per fund and the remaining 75% of such costs based proportionately on the respective net assets per fund.

Fund Payments Pursuant to These Agreements

	Fiscal Year Ended July 31,
	2008	2007	2006

Pursuant to these agreements, Morgan Stanley or its affiliates have received from the Fund approximately	$131,600	$127,800	$230,600

DISTRIBUTION AND SERVICE

The Fund has adopted a distribution plan (the “Distribution Plan”) with respect to each of its Class A Shares, Class B Shares and Class C Shares and in so doing has agreed to comply with Rule 12b-1 under the 1940 Act as if the Fund were an open-end investment company. The Fund also adopted a service plan (the “Service Plan”) with respect to each of its Class A Shares, Class B Shares, Class C Shares and Class IC Shares. There is no Distribution Plan or Service Plan for the Class IB Shares and no Distribution Plan for Class IC Shares. The Distribution Plan and the Service Plan sometimes are referred to herein as the “Plans.” A portion of the fees under the Plans applicable to Class A Shares, Class B Shares, Class C Shares and Class IC Shares are currently being waived by the Distributor as discussed in the Prospectus. The Plans provide that the Fund may spend a portion of the Fund’s average daily net assets attributable to each such class of Shares in connection with the distribution of the respective class of Shares and in connection with the provision of ongoing services to shareholders of such class, respectively. The Distribution Plan and the Service Plan are being implemented through the Distribution and Service Agreement with the Distributor of each such class of the Fund’s Shares, sub-agreements between the Distributor and members of FINRA who are acting as securities dealers and FINRA members or eligible non-members who are acting as brokers or agents and similar agreements between the Fund and financial intermediaries who are acting as brokers (collectively, “Selling Agreements”) that may provide for their customers or clients certain services or assistance, which may include, but not be limited to, processing purchase and repurchase transactions, establishing and maintaining shareholder accounts regarding the Fund, and such other services as may be agreed to from time to time and as may be permitted by applicable statute, rule or regulation. Brokers, dealers and financial intermediaries that have entered into sub-agreements with the Distributor and sell Shares of the Fund are referred to herein as “financial intermediaries.”

Certain financial intermediaries may be prohibited under law from providing certain underwriting or distribution services. If a financial intermediary was prohibited from acting in any capacity or providing any of the described services, the Distributor would consider what action, if any, would be appropriate. The Distributor does not believe that termination of a relationship with a financial intermediary would result in any material adverse consequences to the Fund.

The Distributor must submit quarterly reports to the Fund’s Board of Trustees setting forth separately by class of Shares all amounts paid under the Distribution Plan and the purposes for which such expenditures were made, together with such other information as from time to time is reasonably requested by the trustees. The Plans provide that they will continue in full force and effect from year to year so long as such continuance is specifically approved by a vote of the trustees, and also by a vote of the disinterested trustees, cast in person at a meeting called for the purpose of voting on the Plans. Each of the Plans may not be amended to increase materially the amount to be spent for the services described therein with respect to any class of Shares without approval by a vote of a majority of the outstanding voting Shares of such class, and all material amendments to either of the Plans must be approved by the trustees and also by the disinterested trustees. Each of the Plans may be terminated with respect to any class of Shares at any time by a vote of a majority of the disinterested trustees or by a vote of a majority of the outstanding voting Shares of such class.

For Class A Shares in any given year in which the Plans are in effect, the Plans generally provide for the Fund to pay the Distributor the lesser of (i) the amount of the Distributor’s actual expenses incurred during such year less any early withdrawal charges it received during such year (the “actual net expenses”) or (ii) the distribution and service fees at the rates specified in the Prospectus applicable to that class of shares (the “plan fees”). Therefore, to the extent the Distributor’s actual net expenses in a given year are less than the plan fees for such year, the Fund only pays the actual net expenses. Alternatively, to the extent the Distributor’s actual net expenses in a given year exceed the plan fees for such year, the Fund only pays the plan fees for such year. For Class A Shares, there is no carryover of any unreimbursed actual net expenses to succeeding years.

The Plans for Class B Shares and Class C Shares are similar to the Plans for Class A Shares, except that any actual net expenses which exceed plan fees for a given year are carried forward and are eligible for payment in future years by the Fund so long as the Plans remain in effect. Thus, for each of the Class B Shares and Class C Shares, in any given year in which the Plans are in effect, the Plans generally provide for the Fund to pay the Distributor the lesser of (i) the applicable amount of the Distributor’s actual net expenses incurred during such year for such class of Shares plus any actual net expenses from prior years that are still unpaid by the Fund for such class of Shares or (ii) the applicable plan fees for such class of Shares. Except as may be mandated by applicable law, the Fund does not impose any limit with respect to the number of years into the future that such unreimbursed actual net expenses may be carried forward (on a Fund level basis). These unreimbursed actual net expenses may or may not be recovered through plan fees or early withdrawal charges in future years.

Because of fluctuations in net asset value, the plan fees with respect to a particular Class B Share or Class C Share may be greater or less than the amount of the initial commission (including carrying cost) paid by the Distributor with respect to such Share. In such circumstances, a shareholder of a Share may be deemed to incur expenses attributable to other shareholders of such class.

As of July 31, 2008, there were approximately $596,700 and $2,707,500 of unreimbursed distribution-related expenses with respect to Class B Shares and Class C Shares, respectively, representing in each case approximately 2.02% and 0.80% of the Fund’s net assets attributable to Class B Shares and Class C Shares, respectively. If the Plans are terminated or not continued, the Fund would not be contractually obligated to pay the Distributor for any expenses not previously reimbursed by the Fund or recovered through early withdrawal charges.

For the fiscal year ended July 31, 2008, the Fund’s aggregate expenses paid under the Plans for Class A Shares were $0 or 0% of the Class A Shares’ average daily net assets due to fee waivers by the Distributor. For the fiscal year ended July 31, 2008, the Fund’s aggregate expenses paid under the Plans for Class B Shares were $275,317 or 0.75% of the Class B Shares’ average daily net assets due to fee waivers by the Distributor. Such expenses were paid for the following reasons: $275,317 for commissions and transaction fees paid to the Distributor and/or financial intermediaries in respect of sales of Class B Shares of the Fund and $0 for fees paid to the Distributor and/or financial intermediaries for servicing Class B Shareholders and administering the Class B Share Plans. For the fiscal year ended July 31, 2008, the Fund’s aggregate expenses paid under the Plans for Class C Shares were $3,457,083 or 0.75% of the Class C Shares’ average daily net assets due to fee waivers by the Distributor. Such expenses were paid for the following reasons: $3,457,083 for commissions and transaction fees paid to the Distributor and/or financial intermediaries in respect of sales of Class C Shares of the Fund and $0 for fees paid to the Distributor and/or financial intermediaries for servicing Class C Shareholders and administering the Class C Share Plans. For the fiscal year ended July 31, 2008, the Fund’s aggregate expenses paid under the Service Plan for Class IC Shares were $0 or 0% of the Class IC Shares’ average daily net assets.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

With respect to interests in Senior Loans, the Fund generally will engage in privately negotiated transactions for purchase or sale in which the Adviser will negotiate on behalf of the Fund, although a more developed market may exist for certain Senior Loans. The Fund may be required to pay fees, or forgo a portion of interest and any fees payable to the Fund, to the Lender selling Participations or Assignments to the Fund. The Adviser will determine the Lenders from whom the Fund will purchase Assignments and Participations by considering their professional ability, level of service, relationship with the Borrower, financial condition, credit standards and quality of management. The illiquidity of many Senior Loans may restrict the ability of the Adviser to locate in a timely manner persons willing to purchase the Fund’s interests in Senior Loans at a fair price should the Fund desire to sell such interests. See “Risks” in the Prospectus. Affiliates of the Adviser may participate in the primary and secondary market for Senior Loans. Because of certain limitations imposed by the 1940 Act, this may restrict the Fund’s ability to acquire some Senior Loans. The Adviser does not believe that this will have a material effect on the Fund’s ability to acquire Senior Loans consistent with its investment policies.

The Adviser is responsible for decisions to buy and sell securities for the Fund, the selection of brokers and dealers to effect the transactions and the negotiation of prices and any brokerage commissions on such transactions. While the Adviser will be primarily responsible for the placement of the Fund’s portfolio business, the policies and practices in this regard are subject to review by the Fund’s Board of Trustees.

The Adviser is responsible for placing portfolio transactions and does so in a manner deemed fair and reasonable to the Fund and not according to any formula. The primary consideration in all portfolio transactions is prompt execution of orders in an effective manner at the most favorable price. In selecting broker-dealers and in negotiating prices and any brokerage commissions on such transactions, the Adviser considers the firm’s reliability, integrity and financial condition and the firm’s execution capability, the size and breadth of the market for the security, the size of and difficulty in executing the order, and the best net price. In selecting among firms, consideration may be given to those firms which supply research and other services in addition to execution services. The Adviser is authorized to pay higher commissions to brokerage firms that provide it with investment and research information than to firms which do not provide such services if the Adviser determines that such commissions are reasonable in relation to the overall services provided. In certain instances, the Adviser may instruct certain broker-dealers to pay for research services provided by executing brokers or third party research providers, which are selected independently by the Adviser. No specific value can be assigned to such research services which are furnished without cost to the Adviser. Since statistical and other research information is only supplementary to the research efforts of the Adviser to the Fund and still must be analyzed and reviewed by its staff, the receipt of research information is not expected to reduce its expenses materially. The investment advisory fee is not reduced as a result of the Adviser’s receipt of such research services. Services provided may include (a) furnishing advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities; (b) furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, and the performance of accounts; and (c) effecting securities transactions and performing functions incidental thereto (such as clearance, settlement and custody).

When a particular item (such as proxy services) has both research and non-research related uses, the Adviser will make a reasonable allocation of the cost of the item between the research and non-research uses and may pay for the portion of the cost allocated to research uses with commissions. Research services furnished by firms through which the Fund effects its securities transactions may be used by the Adviser in servicing all of its advisory accounts and/or accounts managed by its affiliates that are registered investment advisers; not all of such services may be used by the Adviser in connection with the Fund. To the extent that the Adviser receives these services from broker-dealers, it will not have to pay for these services itself.

The Adviser also may place portfolio transactions, to the extent permitted by law, with brokerage firms (and futures commission merchants) affiliated with the Fund, the Adviser or the Distributor and with brokerage firms participating in the distribution of the Fund’s Shares if it reasonably believes that the quality of execution and the commission are comparable to that available from other qualified firms. Similarly, to the extent permitted by law and subject to the same considerations on quality of execution and comparable commission rates, the Adviser may direct an executing broker to pay a portion or all of any commissions, concessions or discounts to a firm supplying research or other services.

The Adviser may place portfolio transactions at or about the same time for other advisory accounts, including other investment companies. The Adviser seeks to allocate portfolio transactions equitably whenever concurrent decisions are made to purchase or sell securities for the Fund and another advisory account. In some cases, this procedure could have an adverse effect on the price or the amount of securities available to the Fund. In making such allocations among the Fund and other advisory accounts, the main factors considered by the Adviser are the respective sizes of the Fund and other advisory accounts, the respective investment objectives, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment, the size of investment commitments generally held and opinions of the persons responsible for recommending the investment.

Certain broker-dealers (and futures commission merchants), through which the Fund may effect securities (or futures) transactions, are affiliated persons (as defined in the 1940 Act) of the Fund or affiliated persons of such affiliates, including Morgan Stanley or its subsidiaries. The Fund’s Board of Trustees has adopted certain policies incorporating the standards of Rule 17e-1 issued by the SEC under the 1940 Act which require that the commissions paid to affiliates of the Fund must be reasonable and fair compared to the commissions, fees or other remuneration received or to be received by other brokers in connection with comparable transactions involving similar securities or instruments during a comparable period of time. The rule and procedures also contain review requirements and require the Adviser to furnish reports to the trustees and to maintain records in connection with such reviews. After consideration of all factors deemed relevant, the trustees will consider from time to time whether the advisory fee for the Fund will be reduced by all or a portion of the brokerage commission paid to affiliated brokers.

Unless otherwise described below, the Fund paid no commissions to affiliated brokers during the last three fiscal years. The Fund paid the following commissions to brokers during the fiscal years shown:

		Affiliated Brokers
Commissions Paid:	All Brokers	Morgan Stanley & Co.

Fiscal year ended July 31, 2008	$0	$0
Fiscal year ended July 31, 2007	$98,381	$0
Fiscal year ended July 31, 2006	$13,332	$0

Fiscal Year 2008 Percentages:
Commissions with affiliate to total commissions		0%
Value of brokerage transactions with affiliate to total transactions		0%

During the fiscal year ended July 31, 2008, the Fund paid no brokerage commissions to brokers selected primarily on the basis of research services provided to the Adviser.

SHAREHOLDER SERVICES

The Fund offers a number of shareholder services designed to facilitate investment in its Shares at little or no extra cost to the investor. Below is a description of such services. The following information supplements the section in the Fund’s Prospectus captioned “Shareholder Services.”

Reinvestment Plan

A convenient way for investors to accumulate additional Shares is by reinvesting dividends and capital gain dividends in Shares of the Fund. Such Shares are acquired at net asset value per Share (without a sales charge) on the applicable payable date of the dividend or capital gain dividend. Unless the shareholder instructs otherwise, with respect to Class A Shares, Class B Shares and Class C Shares, the reinvestment plan (the “Plan”) is automatic. This instruction may be made by visiting our web site at www.vankampen.com, by writing to Investor Services or by telephone by calling (800) 847-2424. With respect to Class IC Shares and Class IB Shares, previous instructions regarding reinvestment of dividends and capital gain dividends will continue to apply until such shareholder changes his or her instruction. The investor may, on the account application form or prior to any declaration, instruct that dividends and/or capital gain dividends be paid in cash, be reinvested in the Fund at the next determined net asset value or be reinvested in another Participating Fund (as defined in the Prospectus) at the next determined net asset value.

The agent for shareholders in administering the Plan maintains each shareholder’s account in the Plan and furnishes monthly written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. Shares will be held in non-certificated form in the name of the participant, and each shareholder’s proxy will include those Shares purchased pursuant to the Plan. Any fees for the handling of the reinvestment of dividends and distributions will be paid by the Fund.

The automatic reinvestment of dividends and distributions will not relieve participants of any federal income tax that may be payable or required to be withheld on such dividends or distributions.

Experience under the Plan may indicate that changes are desirable. Accordingly, the Fund reserves the right to amend or terminate the Plan as applied to any dividend or distribution paid subsequent to written notice of the change sent to all shareholders of the Fund at least 90 days before the record date for the dividend or distribution. The Plan also may be amended or terminated by the agent for shareholders administering the Plan by at least 90 days written notice to all shareholders of the Fund.

A shareholder may withdraw from the Plan at any time by contacting Investor Services at the address or telephone number set forth below. There is no penalty for non-participation in or withdrawal from the Plan, and shareholders who have previously withdrawn from the Plan may rejoin it at any time. Changes in elections should be directed to Investor Services and should include the name of the Fund and the shareholder’s name and address as registered. An election to withdraw from the Plan will, until such election is changed, be deemed to be an election by a shareholder to take all subsequent dividends and distributions in cash. Elections will only be effective for dividends and distributions declared after, and with a record date of at least ten days after, such elections are received by Investor Services. When a participant withdraws from the Plan or upon termination of the Plan as provided above, whole Shares credited to his or her account under the Plan will be issued and a cash payment will be made for any fraction of a Share credited to such account. All correspondence concerning the dividend reinvestment plan should be directed to the Van Kampen Investor Services Inc., P.O. Box 219286, Kansas City, Missouri 64121-9286. Please call 1-800-847-2424 between the hours of 7:00 a.m. and 7:00 p.m. Central time if you have questions regarding the Plan.

Retirement Plans

Eligible investors may establish individual retirement accounts (“IRAs”); SEP; 401(k) plans; 403(b)(7) plans in the case of employees of public school systems and certain non-profit organizations; or other pension or profit sharing plans. Documents and forms containing detailed information regarding these plans are available from the Distributor.

Dividend Diversification

A Class A Shareholder, Class B Shareholder or Class C Shareholder may elect, by completing the appropriate section of the account application form or by calling (800) 847-2424, to have all dividends and capital gain dividends paid on such class of Shares of the Fund invested into shares of the same class of any of the Participating Funds (as defined in the Prospectus) so long as the investor has a pre-existing account for such class of shares of the other fund. A Class IB or Class IC Shareholder may elect (or may modify a prior election), by completing the appropriate section of the account application form or by calling (800) 847-2424, to have all dividends and capital gain dividends paid on such class of Shares of the Fund invested into Class A Shares of any of the Participating Funds (other than the Fund) so long as the investor has a pre-existing account for such class of shares of the other fund. A Class IB or Class IC Shareholder who prior to February 18, 2005 elected to utilize dividend diversification with respect to former Class B Shares (now Class IB Shares) or former Class C Shares (now Class IC Shares) of the Fund will have all dividends and capital gain dividends paid on such class of Shares of the Fund invested into the class of shares of the Participating Fund previously designated by such shareholder, unless such shareholder changes his or her election (the method of which is described above). Both accounts must be of the same type, either non-retirement or retirement. If the accounts are retirement accounts, they must both be of the same type of retirement plan (e.g., IRA, 403(b)(7), 401(k), Money Purchase and Profit Sharing plans) and for the benefit of the same individual. If a qualified, pre-existing account does not exist, the shareholder must establish a new account subject to any requirements of the Participating Fund into which distributions will be invested. Distributions are invested into the selected Participating Fund, provided that shares of such Participating Fund are available for sale, at its net asset value per share as of the payable date of the distribution from the Fund.

Reinstatement Privilege

A Class A Shareholder, Class B Shareholder, Class IB Shareholder or Class IC Shareholder who has tendered for repurchase Shares of the Fund may reinstate any portion or all of the net proceeds of such repurchase (and may include that amount necessary to acquire a fractional Share to round off his or her purchase to the next full Share) in Class A Shares of any Participating Fund. A Class C Shareholder who has tendered for repurchase Shares of the Fund may reinstate any portion or all of the net proceeds of such repurchase (and may include that amount necessary to acquire a fractional Share to round off his or her purchase to the next full Share) in Class C Shares of any Participating Fund with credit given for any early withdrawal charge paid on the amount of shares reinstated from such repurchase, provided that such shareholder has not previously exercised this reinstatement privilege with respect to Class C Shares of the Fund. Shares acquired in this manner will be deemed to have the original cost and purchase date of the repurchased Shares for purposes of applying the early withdrawal charge (if any) to subsequent repurchases. Reinstatements are made at the net asset value per Share (without a sales charge or early withdrawal charge) next determined after the order is received, which must be made within 180 days after the date of the repurchase, provided that shares of the Participating Fund into which shareholders desire to reinstate their net proceeds of a repurchase of Shares of the Fund are available for sale. Reinstatement at net asset value per Share is also offered to participants in eligible retirement plans for repayment of principal (and interest) on their borrowings on such plans, provided that Shares of the Participating Fund are available for sale. Any gain or loss realized by the shareholder upon repurchase of Shares is a taxable event regardless of whether the shareholder reinstates all or any portion of the net proceeds of the repurchase. Any such loss may be disallowed, to the extent of the reinstatement, under the so-called “wash sale” rules if the reinstatement occurs within 30 days after such repurchase. In that event, the shareholder’s tax basis in the Shares acquired pursuant to the reinstatement will be increased by the amount of the disallowed loss, and the shareholder’s holding period for such Shares will include the holding period for the repurchased shares.

NET ASSET VALUE

The net asset value per share of the Fund’s shares is determined by calculating the total value of the Fund’s assets, deducting its total liabilities, and dividing the result by the number of Shares outstanding.

Senior Loans will be valued by the Fund following valuation guidelines established and periodically reviewed by the Fund’s Board of Trustees. Under the valuation guidelines, Senior Loans and securities for which reliable market quotes are readily available are valued at the mean of such bid and ask quotes and all other Senior Loans, securities and assets of the Fund are valued at fair value in good faith following procedures established by the Board of Trustees.

Short-term obligations held by the Fund that mature in 60 days or less are valued at amortized cost, if their original term to maturity when acquired by the Fund was 60 days or less, or are valued at amortized cost using their value on the 61st day prior to maturity, if their original term to maturity when acquired by the Fund was more than 60 days, unless in each case this is determined not to represent fair value. Repurchase agreements will be valued at cost plus accrued interest.

EARLY WITHDRAWAL CHARGE — CLASS A

As described in the Fund’s Prospectus under “Purchase of Shares — Class A Shares,” there is no sales charge payable on Class A Shares at the time of purchase on investments of $1 million or more, but an early withdrawal charge (“EWC – Class A”) may be imposed on certain repurchases made within eighteen months of purchase. For purposes of the EWC – Class A, when shares of a Participating Fund are exchanged for shares of another Participating Fund, the purchase date for the shares acquired by exchange will be assumed to be the date on which shares were purchased in the fund from which the exchange was made. If the exchanged shares themselves are acquired through an exchange, the purchase date is assumed to carry over from the date of the original election to purchase shares subject to an EWC – Class A rather than a front-end load sales charge. In determining whether an EWC – Class A is payable, it is assumed that Shares being repurchased first are any Shares in the shareholder’s account not subject to an EWC – Class A followed by Shares held the longest in the shareholder’s account. The EWC – Class A is assessed on an amount equal to the lesser of the then current market value or the cost of the Shares being repurchased. Accordingly, no EWC – Class A is imposed on increases in net asset value above the initial purchase price. In addition, no EWC – Class A is assessed on Shares derived from reinvestment of dividends or capital gain dividends.

WAIVER OF EARLY WITHDRAWAL CHARGES

As described in the Fund’s Prospectus under “Repurchase of Shares,” repurchases of Class B Shares and Class C Shares will be subject to an early withdrawal charge (“EWC – Class B and C”). The EWC – Class A (defined above) and EWC – Class B and C are waived on repurchases in the circumstances described below:

Repurchase Upon Death or Disability

The Fund will waive the EWC – Class A and the EWC – Class B and C on repurchases following the death or disability of a Class A Shareholder, a Class B Shareholder or a Class C Shareholder. An individual will be considered disabled for this purpose if he or she meets the definition thereof in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), which in pertinent part defines a person as disabled if such person “is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or to be of long-continued and indefinite duration.” While the Fund does not specifically adopt the balance of the Code’s definition which pertains to furnishing the Secretary of Treasury with such proof as he or she may require, the Distributor will require satisfactory proof of death or disability before it determines to waive the EWC – Class A or the EWC – Class B and C.

In cases of death or disability, the EWC – Class A and the EWC – Class B and C will be waived where the decedent or disabled person is either an individual shareholder or owns the Shares as a joint tenant with right of survivorship or is the beneficial owner of a custodial or fiduciary account, and where the repurchase is made within one year of the death or initial determination of disability. This waiver of the EWC – Class A and the EWC – Class B and C applies to a total or partial repurchase, but only to a repurchase of Shares held at the time of the death or initial determination of disability.

Repurchase in Connection with Certain Distributions from Retirement Plans

The Fund will waive the EWC – Class A and the EWC – Class B and C when a total or partial repurchase is made in connection with certain distributions from retirement plans. The EWC – Class B and C will be waived upon the tax-free rollover or transfer of assets to another retirement plan invested in one or more Participating Funds; in such event, as described below, the Fund will “tack” the period for which the original Shares were held on to the holding period of the Shares acquired in the transfer or rollover for purposes of determining what, if any, EWC – Class A or EWC – Class B and C is applicable in the event that such acquired Shares are repurchased following the transfer or rollover. The EWC – Class A and the EWC – Class B and C also will be waived on any repurchase which results from the return of an excess contribution or other contribution pursuant to Code Section 408(d)(4) or (5), the return of excess contributions or excess deferral amounts pursuant to Code Section 401(k)(8) or 402(g)(2) or the financial hardship of the employee pursuant to U.S. Treasury regulation Section 1.401(k)-1(d)(2). In addition, the EWC – Class A and the EWC – Class B and C will be waived on any minimum distribution required to be distributed in accordance with Code Section 401(a)(9).

The Fund does not intend to waive the EWC – Class A or the EWC – Class B and C for any distributions from IRAs or other retirement plans not specifically described above.

No Initial Commission or Transaction Fee

The Fund will waive the EWC – Class A in circumstances under which no commission or transaction fee is paid to authorized dealers at the time of purchase of Class A Shares. The Fund will waive the EWC – Class B and C in certain 401(k) plans in circumstances under which no commission or transaction fee is paid to authorized dealers at the time of purchase of Class B Shares and Class C Shares.

TAXATION

Taxation of the Fund

The following discussion and the taxation discussion in the Prospectus are summaries of certain U.S. federal income tax considerations affecting the Fund and its shareholders. The discussions reflect applicable U.S. federal income tax laws of the United States as of the date of this Statement of Additional Information, which tax laws may be changed or subject to new interpretations by the courts or the Internal Revenue Service (the “IRS”) retroactively or prospectively. These discussions assume that the Fund’s shareholders hold their Shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). No attempt is made to present a detailed explanation of all U.S. federal income tax considerations, or any state, local or foreign tax considerations affecting the Fund and its shareholders, and the discussions set forth herein and in the Prospectus do not constitute tax advice. Shareholders are urged to consult their own tax advisers regarding the U.S. federal, state, local and foreign income and other tax consequences of an investment in the Fund and any proposed tax law changes.

The Fund intends to qualify as a regulated investment company under Subchapter M of the Code. To qualify as a regulated investment company, the Fund must comply with certain requirements of the Code relating to, among other things, the sources of its income and diversification of its assets.

If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay U.S. federal income taxes on any income it distributes to shareholders. The Fund intends to distribute at least the minimum amount necessary to satisfy the 90% distribution requirement. The Fund will not be subject to U.S. federal income tax on any net capital gain distributed to shareholders and designated as capital gain dividends. As a Massachusetts business trust, the Fund will not be subject to any excise or income taxes in Massachusetts as long as it qualifies as a regulated investment company for federal income tax purposes.

To avoid a nondeductible 4% excise tax, the Fund will be required to distribute, by December 31st of each year, at least an amount equal to the sum of (i) 98% of its ordinary income for such year, (ii) 98% of its capital gain net income (the latter of which generally is computed on the basis of the one-year period ending on October 31st of such year), and (iii) any amounts that were not distributed in previous taxable years. For purposes of the excise tax, any ordinary income or capital gain net income retained by, and subject to U.S. federal income tax in the hands of, the Fund will be treated as having been distributed.

If the Fund failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of earnings and profits would be taxed to shareholders as ordinary income. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a regulated investment company.

Some of the Fund’s investment practices are subject to special provisions of the Code that, among other things, may (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain or “qualified dividend income” into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and/or (vii) produce income that will not qualify as good income for purposes of the annual gross income requirement that the Fund must meet to be treated as a regulated investment company. The Fund intends to monitor its transactions and may make certain tax elections or take other actions to mitigate the effect of these provisions and prevent disqualification of the Fund as a regulated investment company.

Investments of the Fund in securities issued at a discount or providing for deferred interest or payment of interest in kind are subject to special tax rules that will affect the amount, timing and character of distributions to shareholders. For example, with respect to securities issued at a discount, the Fund generally will be required to accrue as income each year a portion of the discount and to distribute such income each year to maintain its qualification as a regulated investment company and to avoid income and excise taxes. To generate sufficient cash to make distributions necessary to satisfy the 90% distribution requirement and to avoid income and excise taxes, the Fund may have to either borrow money or dispose of securities that it would otherwise have continued to hold.

Income from investments in foreign securities received by the Fund may be subject to income, withholding or other taxes imposed by foreign countries and U.S. possessions. Such taxes will not be deductible or creditable by shareholders. Tax conventions between certain countries and the United States may reduce or eliminate such taxes.

As discussed under the heading “Risks — Borrower Credit Risk” in the Prospectus, the Fund may acquire Senior Loans of Borrowers that are experiencing, or are more likely to experience, financial difficulty, including Senior Loans of Borrowers that have filed for bankruptcy protection. Investments in Senior Loans that are at risk of or in default may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless securities, how payments received on obligations in default should be allocated between principal and interest and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, in the event that they arise with respect to Senior Loans it owns, in order to seek to ensure that it distributes sufficient income to preserve its status as a regulated investment company and does not become subject to U.S. federal income or excise tax.

Distributions to Shareholders

Distributions of the Fund’s investment company taxable income are taxable to shareholders as ordinary income to the extent of the Fund’s earnings and profits, whether paid in cash or reinvested in additional Shares. Distributions of the Fund’s net capital gains designated as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time Shares have been held by such shareholders. Distributions in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a shareholder’s Shares and, after such adjusted tax basis is reduced to zero, will constitute capital gain to such shareholder.

Current law provides for reduced U.S. federal income tax rates on (1) long-term capital gains received by individuals and (2) “qualified dividend income” received by individuals from certain domestic and foreign corporations. The reduced rates for capital gains generally apply to long-term capital gains from sales or exchanges recognized on or after May 6, 2003, and cease to apply for taxable years beginning after December 31, 2010. The reduced rate for dividends generally applies to “qualified dividend income” received in taxable years beginning after December 31, 2002, and ceases to apply for taxable years beginning after December 31, 2010. Fund shareholders, as well as the Fund itself, must also satisfy certain holding period and other requirements in order for the reduced rate for dividends to apply. Because the Fund intends to invest primarily in Senior Loans and other senior debt securities, ordinary income dividends paid by the Fund generally will not be eligible for the reduced rates applicable to “qualified dividend income.” To the extent that distributions from the Fund are designated as capital gain dividends, such distributions will be eligible for the reduced rates applicable to long-term capital gains. For a summary of the maximum tax rates applicable to capital gains (including capital gain dividends), see “Capital Gains Rates” below. Distributions from the Fund generally will not be eligible for the corporate dividends received deduction. The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

Shareholders receiving distributions in the form of additional Shares issued by the Fund will be treated for U.S. federal income tax purposes as receiving a distribution in an amount equal to the fair market value of the Shares received, determined as of the distribution date. The tax basis of such Shares will equal their fair market value on the distribution date.

Although dividends generally will be treated as distributed when paid, dividends declared in October, November or December, payable to shareholders of record on a specified date in such month and paid during January of the following year will be treated as having been distributed by the Fund and received by the shareholders on the December 31st prior to the date of payment. In addition, certain other distributions made after the close of a taxable year of the Fund may be “spilled back” and treated as paid by the Fund (except for purposes of the nondeductible 4% excise tax) during such taxable year. In such case, shareholders will be treated as having received such dividends in the taxable year in which the distribution was actually made.

Sale of Shares

The sale of Shares (including transfers in connection with a repurchase of Shares) may be a taxable transaction for U.S. federal income tax purposes. Except as discussed below, selling shareholders will generally recognize a capital gain or capital loss in an amount equal to the difference between their adjusted tax basis in the Shares sold and the amount received. For a summary of the maximum tax rates applicable to capital gains, see “Capital Gains Rates” below. Any loss recognized upon a taxable disposition of Shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received with respect to such Shares. For purposes of determining whether Shares have been held for six months or less, the holding period is suspended for any periods during which the shareholder’s risk of loss is diminished as a result of holding one or more other positions in substantially similar or related property or through certain options or short sales.

The sale of Shares pursuant to a repurchase offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange” or, under certain circumstances, as a “dividend.” Under Section 302(b) of the Code, a sale of Shares pursuant to a repurchase offer generally will be treated as a sale or exchange if the receipt of cash by the shareholder: (a) results in a “complete redemption” of the shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the shareholder or (c) is “not essentially equivalent to a dividend” with respect to the shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for sale or exchange treatment is met, a shareholder will recognize capital gain or capital loss equal to the difference between the amount of cash received by the shareholder pursuant to the repurchase offer and the tax basis of the Shares sold.

If none of the tests set forth in Section 302(b) of the Code is met, amounts received by a shareholder who sells Shares pursuant to the repurchase offer will be taxable to the shareholder as a “dividend” to the extent of such shareholder’s allocable share of the Fund’s current or accumulated earnings and profits. No part of such a dividend would constitute “qualified dividend income” eligible for favorable U.S. federal income tax rates. The excess of such amounts received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the shareholder’s tax basis in the Shares sold pursuant to the repurchase offer). Any amounts in excess of the shareholder’s tax basis would constitute taxable gain. Thus, a shareholder’s tax basis in the Shares sold will not reduce the amount of the dividend. Any remaining tax basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such shareholder. In addition, if a tender of Shares is treated as a dividend to a tendering shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender. The Fund believes, however, that the nature of the repurchase will be such that a tendering shareholder will qualify for sale or exchange treatment (as opposed to dividend treatment).

Capital Gains Rates

Under current law, the maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers investing in the Fund is (i) the same as the maximum ordinary income tax rate for capital assets held for one year or less or (ii) for net capital gains recognized on or after May 6, 2003, 15% for capital assets held for more than one year (20% for net capital gains recognized in taxable years beginning after December 31, 2010). The maximum long-term capital gains rate for corporations is 35%.

Withholding on Payments to Non-U.S. Shareholders

For purposes of this and the following paragraphs, a “Non-U.S. Shareholder” shall include any shareholder who is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership created or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A Non-U.S. Shareholder generally will be subject to withholding of U.S. federal income tax at a 30% rate (or lower applicable treaty rate), rather than backup withholding (discussed below), on dividends from the Fund (other than capital gain dividends, interest-related dividends and short-term capital gain dividends) that are not “effectively connected” with a U.S. trade or business carried on by such shareholder, provided that the shareholder furnishes to the Fund a properly completed Internal Revenue Service (“IRS”) Form W-8BEN certifying the shareholder’s non-United States status.

Under current law, the Fund may pay “interest-related dividends” and “short-term capital gain dividends” to Non-U.S. Shareholders without having to withhold on such dividends at the 30% rate. The amount of “interest-related dividends” that the Fund may pay each year is limited to the amount of qualified interest income received by the Fund during that year, less the amount of the Fund’s expenses properly allocable to such interest income. “Qualified interest income” includes, among other items, interest paid on debt obligations of a U.S. issuer and interest paid on deposits with U.S. banks, subject to certain exceptions. The amount of “short-term capital gain dividends” that the Fund may pay each year generally is limited to the excess of the Fund’s net short-term capital gains over its net long-term capital losses, without any reduction for the Fund’s expenses allocable to such gains (with exceptions for certain gains). The exemption from 30%

withholding tax for “short-term capital gain dividends” does not apply with respect to Non-U.S. Shareholders that are present in the United States for more than 182 days during the taxable year. If the Fund’s income for a taxable year includes “qualified interest income” or net short-term capital gains, the Fund may designate dividends as “interest-related dividends” or “short-term capital gain dividends” by written notice mailed to Non-U.S. Shareholders not later than 60 days after the close of the Fund’s taxable year. These provisions apply to dividends paid by the Fund with respect to the Fund’s taxable years beginning on or after January 1, 2005 and will cease to apply to dividends paid by the Fund with respect to its taxable years beginning after December 31, 2009.

Non-effectively connected capital gain dividends and gains realized from the sale of Shares generally will not be subject to U.S. federal income tax in the case of (i) a Non-U.S. Shareholder that is a corporation and (ii) an individual Non-U.S. Shareholder who is not present in the United States for more than 182 days during the taxable year (assuming that certain other conditions are met). However, certain Non-U.S. Shareholders may nonetheless be subject to backup withholding and information reporting on capital gain dividends and gross proceeds paid to them upon the sale of their Shares. See “Backup Withholding” and “Information Reporting” below.

If income from the Fund or gains realized from the sale of Shares are effectively connected with a Non-U.S. Shareholder’s U.S. trade or business, then such amounts will not be subject to the 30% withholding described above, but rather will be subject to U.S. federal income tax on a net basis at the tax rates applicable to U.S. citizens and residents or domestic corporations. To establish that income from the Fund or gains realized from the sale of Shares are effectively connected with a U.S. trade or business, a Non-U.S. Shareholder must provide the Fund with a properly completed IRS Form W-8ECI certifying that such amounts are effectively connected with the Non-U.S. Shareholder’s U.S. trade or business. Non-U.S. Shareholders that are corporations may also be subject to an additional “branch profits tax” with respect to income from the Fund that is effectively connected with a U.S. trade or business.

The tax consequences to a Non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described in this section. To claim tax treaty benefits, Non-U.S. Shareholders will be required to provide the Fund with a properly completed IRS Form W-8BEN certifying their entitlement to the benefits. In addition, in certain cases where payments are made to a Non-U.S. Shareholder that is a partnership or other pass-through entity, both the entity and the persons holding an interest in the entity will need to provide certification. For example, an individual Non-U.S. Shareholder who holds Shares in the Fund through a non-U.S. partnership must provide an IRS Form W-8BEN to claim the benefits of an applicable tax treaty. Non-U.S. Shareholders are advised to consult their advisers with respect to the tax implications of purchasing, holding and disposing of Shares of the Fund.

Backup Withholding

The Fund may be required to withhold U.S. federal income tax at a rate of 28% (through 2010) (“backup withholding”) from dividends and proceeds from the repurchase of Shares paid to non-corporate shareholders. This tax may be withheld from dividends paid to a shareholder (other than a Non-U.S. Shareholder that properly certifies its non-United States status) if (i) the shareholder fails to properly furnish the Fund with its correct taxpayer identification number or to certify its non-U.S. status (in the case of a Non-U.S. Shareholder), (ii) the IRS notifies the Fund that the shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect or (iii) when required to do so, the shareholder fails to certify that the taxpayer identification number provided is correct, that the shareholder is not subject to backup withholding and that the shareholder is a U.S. person (as defined for U.S. federal income tax purposes). Repurchase proceeds may be subject to backup withholding under the circumstances described in (i) above.

Generally, dividends paid to Non-U.S. Shareholders that are subject to the 30% federal income tax withholding described above under “Withholding on Payments to Non-U.S. Shareholders” are not subject to backup withholding. To avoid backup withholding on capital gain dividends, interest-related dividends, short-term capital gain dividends and gross proceeds from the repurchase of Shares, Non-U.S. Shareholders must provide a properly completed IRS Form W-8BEN certifying their non-United States status.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a shareholder may be refunded or credited against such shareholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Information Reporting

The Fund must report annually to the IRS and to each shareholder (other than a Non-U.S. Shareholder that properly certifies its non-United States status) the amount of dividends, capital gain dividends or repurchase proceeds paid to such shareholder and the amount, if any, of tax withheld pursuant to backup withholding rules with respect to such amounts. In the case of a Non-U.S. Shareholder, the Fund must report to the IRS and such Shareholder the amount of dividends, capital gain dividends interest-related dividends, short-term capital gain dividends and repurchase proceeds paid that are subject to withholding (including backup withholding, if any) and the amount of tax withheld, if any, with respect to such amounts. This information may also be made available to the tax authorities in the Non-U.S. Shareholder’s country of residence.

OTHER INFORMATION

Proxy Voting Policy and Proxy Voting Record

The Board of Trustees believes that the voting of proxies on securities held by the Fund is an important element of the overall investment process. The Board has delegated the day-to-day responsibility to the Adviser to vote such proxies pursuant to the Board approved Proxy Voting Policy. Attached hereto as Appendix B is the Proxy Voting Policy which is currently in effect as of the date of this Statement of Additional Information.

The Proxy Voting Policy is subject to change over time and investors seeking the most current copy of the Proxy Voting Policy should go to our web site at www.vankampen.com. The Fund’s most recent proxy voting record filed with the SEC is also available without charge on our web site at www.vankampen.com. The Fund’s proxy voting record is also available without charge on the SEC’s web site at www.sec.gov.

Independent Registered Public Accounting Firm

An independent registered public accounting firm for the Fund performs an annual audit of the Fund’s financial statements. The Fund’s Board of Trustees has engaged Deloitte & Touche LLP, located at 111 South Wacker Drive, Chicago, Illinois 60606-4301, to be the Fund’s independent registered public accounting firm.

Legal Counsel

Counsel to the Fund is Skadden, Arps, Slate, Meagher & Flom LLP.

FINANCIAL STATEMENTS

The audited financial statements of the Fund are incorporated herein by reference to the Annual Report to shareholders of the Fund dated July 31, 2008. The Annual Report may be obtained by following the instructions on the cover of this Statement of Additional Information. The Annual Report is included as part of the Fund’s filing on Form N-CSR as filed with the SEC on September 29, 2008. The Annual Report may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC or on the EDGAR database on the SEC’s internet site (www.sec.gov). Information on the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at (202) 551-8090. You can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov) or by writing the Public Reference Section of the SEC, Washington, DC 20549-0102.

APPENDIX A — DESCRIPTION OF SECURITIES RATINGS

Moody’s Investors Service Inc. — A brief description of the applicable Moody’s Investors Service, Inc. (Moody’s) rating symbols and their meanings (as published by Moody’s) follows:

1. Long-Term Obligation Ratings

Moody’s long-term obligation ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default.

Moody’s Long-Term Rating Definitions:

Aaa: Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.

Aa: Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A: Obligations rated A are considered upper-medium grade and are subject to low credit risk.

Baa: Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

Ba: Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.

B: Obligations rated B are considered speculative and are subject to high credit risk.

Caa: Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.

Ca: Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C: Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Short-Term Debt Ratings

There are three rating categories for short-term municipal obligations that are considered investment grade. These ratings are designated as Municipal Investment Grade (MIG) and are divided into three levels—MIG 1 through MIG 3. In addition, those short-term obligations that are of speculative quality are designated SG, or speculative grade. MIG ratings expire at the maturity of the obligation.

MIG 1. This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2. This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

MIG 3. This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

SG. This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

Demand Obligation Ratings

In the case of variable rate demand obligations (VRDOs), a two-component rating is assigned; a long or short-term debt rating and a demand obligation rating. The first element represents Moody’s evaluation of the degree of risk associated with scheduled principal and interest payments. The second element represents Moody’s evaluation of the degree of risk associated with the ability to receive purchase price upon demand (“demand feature”), using a variation of the MIG rating scale, the Variable Municipal Investment Grade or VMIG rating.

When either the long- or short-term aspect of a VRDO is not rated, that piece is designated NR, e.g., Aaa/NR or NR/VMIG 1.

VMIG rating expirations are a function of each issue’s specific structural or credit features.

VMIG 1. This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

VMIG 2. This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

VMIG 3. This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

SG. This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.

2. Short-Term Ratings

Moody’s short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments. Such obligations generally have an original maturity not exceeding thirteen months, unless explicitly noted.

Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:

P-1 Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

P-2 Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

P-3 Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term debt obligations.

NP Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Note: Canadian issuers rated P-1 or P-2 have their short-term ratings enhanced by the senior-most long-term rating of the issuer, its guarantor or support-provider.

Standard & Poor’s A brief description of the applicable Standard & Poor’s (S&P) rating symbols and their meanings (as published by S&P) follows:

Issue Credit Rating Definitions

A S&P issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.

Issue credit ratings are based on current information furnished by the obligors or obtained by S&P from other sources it considers reliable. S&P does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days — including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

Long-Term Issue Credit Ratings

Issue credit ratings are based, in varying degrees, on the following considerations:

•	Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

•	Nature of and provisions of the obligation;

•	Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

Issue rating are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

AAA: An obligation rated ‘AAA’ has the highest rating assigned by S&P. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA: An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A: An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB: An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, and C: Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB: An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B: An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.

CCC: An obligation rated ‘CCC’ is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC: An obligation rated ‘CC’ is currently highly vulnerable to nonpayment.

C: A ‘C’ rating is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the ‘C’ rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument’s terms.

D: An obligation rated ‘D’ is in payment default. The ‘D’ rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or minus (–): The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

N.R.: This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.

Short-Term Issue Credit Ratings

A-1: A short-term obligation rated ‘A-1’ is rated in the highest category by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

A-2: A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.

A-3: A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B: A short-term obligation rated ‘B’ is regarded as having significant speculative characteristics. Ratings of ‘B-1’, ‘B-2’, and ‘B-3’ may be assigned to indicate finer distinctions within the ‘B’ category. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

B-1: A short-term obligation rated ‘B-1’ is regarded as having significant speculative characteristics, but the obligor has a relatively stronger capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

B-2: A short-term obligation rated ‘B-2’ is regarded as having significant speculative characteristics, and the obligor has an average speculative-grade capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

B-3: A short-term obligation rated ‘B-3’ is regarded as having significant speculative characteristics, and the obligor has a relatively weaker capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

C: A short-term obligation rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D: A short-term obligation rated ‘D’ is in payment default. The ‘D’ rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Dual Ratings

S&P assigns “dual” ratings to all debt issues that have a put option or demand feature as part of their structure. The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature. The long-term rating symbols are used for bonds to denote the long-term maturity and the short-term rating symbols for the put option (for example, ‘AAA/A-1+’). With U.S. municipal short-term demand debt, note rating symbols are used with the short-term issue credit rating symbols (for example, ‘SP-1+/A-1+’).

Local Currency and Foreign Currency Risks

Country risk considerations are a standard part of Standard & Poor’s analysis for credit ratings on any issuer or issue. Currency of repayment is a key factor in this analysis. An obligor’s capacity to repay foreign currency obligations may be lower than its capacity to repay obligations in its local currency due to the sovereign government’s own relatively lower capacity to repay external versus domestic debt. These sovereign risk considerations are incorporated in the debt ratings assigned to specific issues. Foreign currency issuer ratings are also distinguished from local currency issuer ratings to identify those instances where sovereign risks make them different for the same issuer.

APPENDIX B — MORGAN STANLEY INVESTMENT
MANAGEMENT PROXY VOTING POLICY AND PROCEDURES

I. POLICY STATEMENT

Introduction — Morgan Stanley Investment Management’s (“MSIM”) policy and procedures for voting proxies (“Policy”) with respect to securities held in the accounts of clients applies to those MSIM entities that provide discretionary investment management services and for which a MSIM entity has authority to vote proxies. This Policy is reviewed and updated as necessary to address new and evolving proxy voting issues and standards.

The MSIM entities covered by this Policy currently include the following: Morgan Stanley Investment Advisors Inc., Morgan Stanley AIP GP LP, Morgan Stanley Investment Management Inc., Morgan Stanley Investment Management Limited, Morgan Stanley Investment Management Company, Morgan Stanley Asset & Investment Trust Management Co., Limited, Morgan Stanley Investment Management Private Limited, Van Kampen Asset Management, and Van Kampen Advisors Inc. (each an “MSIM Affiliate” and collectively referred to as the “MSIM Affiliates” or as “we” below).

Each MSIM Affiliate will use its best efforts to vote proxies as part of its authority to manage, acquire and dispose of account assets. With respect to the MSIM registered management investment companies (Van Kampen, Institutional and Advisor Funds — collectively referred to herein as the “MSIM Funds”), each MSIM Affiliate will vote proxies under this Policy pursuant to authority granted under its applicable investment advisory agreement or, in the absence of such authority, as authorized by the Board of Directors/Trustees of the MSIM Funds. An MSIM Affiliate will not vote proxies if the “named fiduciary” for an ERISA account has reserved the authority for itself, or in the case of an account not governed by ERISA, the investment management or investment advisory agreement does not authorize the MSIM Affiliate to vote proxies. MSIM Affiliates will vote proxies in a prudent and diligent manner and in the best interests of clients, including beneficiaries of and participants in a client’s benefit plan(s) for which the MSIM Affiliates manage assets, consistent with the objective of maximizing long-term investment returns (“Client Proxy Standard”). In certain situations, a client or its fiduciary may provide an MSIM Affiliate with a proxy voting policy. In these situations, the MSIM Affiliate will comply with the client’s policy.

Proxy Research Services — Institutional Shareholder Services (“ISS”) and Glass Lewis (together with other proxy research providers as we may retain from time to time, the “Research Providers”) are independent advisers that specialize in providing a variety of fiduciary-level proxy-related services to institutional investment managers, plan sponsors, custodians, consultants, and other institutional investors. The services provided include in-depth research, global issuer analysis, and voting recommendations. While we may review and utilize the recommendations of the Research Providers in making proxy voting decisions, we are in no way obligated to follow such recommendations. In addition to research, ISS provides vote execution, reporting, and recordkeeping.

Voting Proxies for Certain Non-U.S. Companies — Voting proxies of companies located in some jurisdictions, particularly emerging markets, may involve several problems that can restrict or prevent the ability to vote such proxies or entail significant costs. These problems include, but are not limited to: (i) proxy statements and ballots being written in a language other than English; (ii) untimely and/or inadequate notice of shareholder meetings; (iii) restrictions on the ability of holders outside the issuer’s jurisdiction of organization to exercise votes; (iv) requirements to vote proxies in person; (v) the imposition of restrictions on the sale of the securities for a period of time in proximity to the shareholder meeting; and (vi) requirements to provide local agents with power of attorney to facilitate our voting instructions. As a result, we vote clients’ non-U.S. proxies on a best efforts basis only, after weighing the costs and benefits of voting such proxies, consistent with the Client Proxy Standard. ISS has been retained to provide assistance in connection with voting non-U.S. proxies.

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II. GENERAL PROXY VOTING GUIDELINES

To promote consistency in voting proxies on behalf of its clients, we follow this Policy (subject to any exception set forth herein), including the guidelines set forth below. These guidelines address a broad range of issues, and provide general voting parameters on proposals that arise most frequently. However, details of specific proposals vary, and those details affect particular voting decisions, as do factors specific to a given company. Pursuant to the procedures set forth herein, we may vote in a manner that is not in accordance with the following general guidelines, provided the vote is approved by the Proxy Review Committee and is consistent with the Client Proxy Standard. Morgan Stanley AIP GP LP will follow the procedures as described in Appendix A.

We endeavor to integrate governance and proxy voting policy with investment goals and to follow the Client Proxy Standard for each client. At times, this may result in split votes, for example when different clients have varying economic interests in the outcome of a particular voting matter (such as a case in which varied ownership interests in two companies involved in a merger result in different stakes in the outcome). We also may split votes at times based on differing views of portfolio managers, but such a split vote must be approved by the Proxy Review Committee.

A. Routine Matters. We generally support routine management proposals. The following are examples of routine management proposals:

•	Approval of financial statements and auditor reports.

•	General updating/corrective amendments to the charter.

•	Most proposals related to the conduct of the annual meeting, with the following exceptions. We may oppose proposals that relate to “the transaction of such other business which may come before the meeting,” and open-ended requests for adjournment. However, where management specifically states the reason for requesting an adjournment and the requested adjournment is necessary to permit a proposal that would otherwise be supported under this Policy to be carried out (i.e. an uncontested corporate transaction), the adjournment request will be supported. Finally, we generally support shareholder proposals advocating confidential voting procedures and independent tabulation of voting results.

B. Board of Directors

1. Election of directors: In the absence of a proxy contest, we generally support the board’s nominees for director except as follows:

a. We withhold or vote against interested directors if the company’s board does not meet market standards for director independence, or if otherwise we believe board independence is insufficient. We refer to prevalent market standards, generally as promulgated by a stock exchange or other authority within a given market (e.g., New York Stock Exchange or Nasdaq rules for most U.S. companies, and The Combined Code on Corporate Governance in the United Kingdom). Thus, for a NYSE company with dispersed ownership, we would expect that at a minimum a majority of directors should be independent as defined by NYSE. Non-independent directors under NYSE standards include an employee or an individual with an immediate family member who is an executive (or in either case was in such position within the previous three years). A director’s consulting arrangements with the company, or material business relationships between the director’s employer and the company, also impair independence. Market standards notwithstanding, we generally do not view long board tenure alone as a basis to classify a director as non- independent. Where we view market standards as inadequate, we may withhold votes based on stronger independence standards.

b. Depending on market standards, we consider withholding support from or voting against a nominee who is interested and who is standing for election as a member of the company’s compensation, nominating or audit committees.

c. We consider withholding support or voting against a nominee if we believe a direct conflict exists between the interests of the nominee and the public shareholders. This includes consideration for withholding support or voting against individual board members or an entire slate if we believe the board

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is entrenched and dealing inadequately with performance problems, and/or with insufficient independence between the board and management.

d. We consider withholding support from or voting against a nominee standing for election if the board has not taken action to implement generally accepted governance practices for which there is a “bright line” test. In the context of the U.S. market, these would include elimination of dead hand or slow hand poison pills, requiring audit, compensation or nominating committees to be composed of independent directors and requiring a majority independent board.

e. We generally withhold support from or vote against a nominee who has failed to attend at least 75% of board meetings within a given year without a reasonable excuse.

f. We consider withholding support from or voting against a nominee who serves on the board of directors of more than six companies (excluding investment companies). We also consider voting against a director who otherwise appears to have too many commitments to serve adequately on the board of the company.

2. Board independence: We generally support proposals requiring that a certain percentage (up to 66 2/3%) of the company’s board members be independent directors, and promoting all-independent audit, compensation and nominating/governance committees.

3. Board diversity: We consider on a case-by-case basis proposals urging diversity of board membership with respect to social, religious or ethnic group.

4. Majority voting: We generally support proposals requesting or requiring majority voting policies in election of directors, so long as there is a carve-out for plurality voting in the case of contested elections.

5. Proposals to elect all directors annually: We generally support proposals to elect all directors annually at public companies (to “declassify” the Board of Directors) where such action is supported by the board, and otherwise consider the issue on a case-by-case basis.

6. Cumulative voting: We generally support proposals to eliminate cumulative voting (which provides that shareholders may concentrate their votes for one or a handful of candidates, a system that can enable a minority bloc to place representation on a board). Proposals to establish cumulative voting in the election of directors generally will not be supported.

7. Separation of Chairman and CEO positions: We vote on shareholder proposals to separate the Chairman and CEO positions and/or to appoint a non-executive Chairman based in part on prevailing practice in particular markets, since the context for such a practice varies. In many non-U.S. markets, we view separation of the roles as a market standard practice, and support division of the roles in that context.

8. Director retirement age: Proposals recommending set director retirement ages are voted on a case-by-case basis.

9. Proposals to limit directors’ liability and/or broaden indemnification of directors. Generally, we will support such proposals provided that the officers and directors are eligible for indemnification and liability protection if they have acted in good faith on company business and were found innocent of any civil or criminal charges for duties performed on behalf of the company.

C. Corporate transactions and proxy fights. We examine proposals relating to mergers, acquisitions and other special corporate transactions (i.e., takeovers, spin-offs, sales of assets, reorganizations, restructurings and recapitalizations) on a case-by-case basis. However, proposals for mergers or other significant transactions that are friendly and approved by the Research Providers generally will be supported and in those instances will not need to be reviewed by the Proxy Review Committee, where there is no portfolio manager objection and where there is no material conflict of interest. We also analyze proxy contests on a case-by-case basis.

D. Changes in legal and capital structure. We generally vote in favor of management proposals for technical and administrative changes to a company’s charter, articles of association or bylaws. We review non-routine proposals, including reincorporation to a different jurisdiction, on a case-by-case basis.

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1. We generally support the following:

•	Proposals that eliminate other classes of stock and/or eliminate unequal voting rights.

•	Proposals to increase the authorization of existing classes of common stock (or securities convertible into common stock) if: (i) a clear and legitimate business purpose is stated; (ii) the number of shares requested is reasonable in relation to the purpose for which authorization is requested; and (iii) the authorization does not exceed 100% of shares currently authorized and at least 30% of the new authorization will be outstanding.

•	Proposals to create a new class of preferred stock or for issuances of preferred stock up to 50% of issued capital.

•	Proposals to authorize share repurchase plans.

•	Proposals to reduce the number of authorized shares of common or preferred stock, or to eliminate classes of preferred stock.

•	Proposals to effect stock splits.

•	Proposals to effect reverse stock splits if management proportionately reduces the authorized share amount set forth in the corporate charter. Reverse stock splits that do not adjust proportionately to the authorized share amount generally will be approved if the resulting increase in authorized shares coincides with the proxy guidelines set forth above for common stock increases.

•	Proposals for higher dividend payouts.

2. We generally oppose the following (notwithstanding management support):

•	Proposals that add classes of stock that would substantially dilute the voting interests of existing shareholders.

•	Proposals to increase the authorized number of shares of existing classes of stock that carry preemptive rights or supervoting rights.

•	Proposals to create “blank check” preferred stock.

•	Proposals relating to changes in capitalization by 100% or more.

E. Takeover Defenses and Shareholder Rights

1. Shareholder rights plans: We support proposals to require shareholder approval or ratification of shareholder rights plans (poison pills).

2. Supermajority voting requirements: We generally oppose requirements for supermajority votes to amend the charter or bylaws, unless the provisions protect minority shareholders where there is a large shareholder. In line with this view, in the absence of a large shareholder we support reasonable shareholder proposals to limit such supermajority voting requirements.

3. Shareholder rights to call meetings: We consider proposals to enhance shareholder rights to call meetings on a case-by-case basis.

4. Anti-greenmail provisions: Proposals relating to the adoption of anti-greenmail provisions will be supported, provided that the proposal: (i) defines greenmail; (ii) prohibits buyback offers to large block holders (holders of at least 1% of the outstanding shares and in certain cases, a greater amount, as determined by the Proxy Review Committee) not made to all shareholders or not approved by disinterested shareholders; and (iii) contains no anti-takeover measures or other provisions restricting the rights of shareholders.

F. Auditors. We generally support management proposals for selection or ratification of independent auditors. However, we may consider opposing such proposals with reference to incumbent audit firms if the company has suffered from serious accounting irregularities, or if fees paid to the auditor for non-audit-related services are excessive. Generally, to determine if non-audit fees are excessive, a 50% test will be applied (i.e., non-audit-related fees should be less than 50% of the total fees paid to the auditor). Proposals requiring

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auditors to attend the annual meeting of shareholders will be supported. We generally vote against proposals to indemnify auditors.

G. Executive and Director Remuneration.

1. We generally support the following proposals:

•	Proposals relating to director fees, provided the amounts are not excessive relative to other companies in the country or industry.

•	Proposals for employee stock purchase plans that permit discounts up to 15%, but only for grants that are part of a broad-based employee plan, including all non-executive employees.

•	Proposals for employee equity compensation plans and other employee ownership plans, provided that our research does not indicate that approval of the plan would be against shareholder interest. Such approval may be against shareholder interest if it authorizes excessive dilution and shareholder cost, particularly in the context of high usage (“run rate”) of equity compensation in the recent past; or if there are objectionable plan design and provisions.

•	Proposals for the establishment of employee retirement and severance plans, provided that our research does not indicate that approval of the plan would be against shareholder interest.

2. Blanket proposals requiring shareholder approval of all severance agreements will not be supported, but proposals that require shareholder approval for agreements in excess of three times the annual compensation (salary and bonus) generally will be supported.

3. Proposals advocating stronger and/or particular pay-for-performance models will be evaluated on a case-by-case basis, with consideration of the merits of the individual proposal within the context of the particular company and its current and past practices.

4. Proposals to U.S. companies that request disclosure of executive compensation in addition to the disclosure required by the Securities and Exchange Commission (“SEC”) regulations generally will not be supported.

5. We generally support proposals advocating reasonable senior executive and director stock ownership guidelines and holding requirements for shares gained in option exercises.

6. Management proposals effectively to re-price stock options are considered on a case-by-case basis. Considerations include the company’s reasons and justifications for a re-pricing, the company’s competitive position, whether senior executives and outside directors are excluded, potential cost to shareholders, whether the re-pricing or share exchange is on a value-for-value basis, and whether vesting requirements are extended.

H. Social, Political and Environmental Issues. We consider proposals relating to social, political and environmental issues on a case-by-case basis to determine whether they will have a financial impact on shareholder value. However, we generally vote against proposals requesting reports that are duplicative, related to matters not material to the business, or that would impose unnecessary or excessive costs. We may abstain from voting on proposals that do not have a readily determinable financial impact on shareholder value. We generally oppose proposals requiring adherence to workplace standards that are not required or customary in market(s) to which the proposals relate.

I. Fund of Funds. Certain Funds advised by an MSIM Affiliate invest only in other MSIM Funds. If an underlying fund has a shareholder meeting, in order to avoid any potential conflict of interest, such proposals will be voted in the same proportion as the votes of the other shareholders of the underlying fund, unless otherwise determined by the Proxy Review Committee.

III. ADMINISTRATION OF POLICY

The MSIM Proxy Review Committee (the “Committee”) has overall responsibility for creating and implementing the Policy, working with an MSIM staff group (the “Corporate Governance Team”). The Committee, which is appointed by MSIM’s Chief Investment Officer of Global Equities (“CIO”), consists of

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senior investment professionals who represent the different investment disciplines and geographic locations of the firm. Because proxy voting is an investment responsibility and impacts shareholder value, and because of their knowledge of companies and markets, portfolio managers and other members of investment staff play a key role in proxy voting, although the Committee has final authority over proxy votes.

The Committee Chairperson is the head of the Corporate Governance Team, and is responsible for identifying issues that require Committee deliberation or ratification. The Corporate Governance Team, working with advice of investment teams and the Committee, is responsible for voting on routine items and on matters that can be addressed in line with these Policy guidelines. The Corporate Governance Team has responsibility for voting case-by-case where guidelines and precedent provide adequate guidance, and to refer other case-by-case decisions to the Proxy Review Committee.

The Committee will periodically review and have the authority to amend, as necessary, the Policy and establish and direct voting positions consistent with the Client Proxy Standard.

A. Committee Procedures

The Committee will meet at least monthly to (among other matters) address any outstanding issues relating to the Policy or its implementation. The Corporate Governance Team will timely communicate to ISS MSIM’s Policy (and any amendments and/or any additional guidelines or procedures the Committee may adopt).

The Committee will meet on an ad hoc basis to (among other matters): (1) authorize “split voting” (i.e., allowing certain shares of the same issuer that are the subject of the same proxy solicitation and held by one or more MSIM portfolios to be voted differently than other shares) and/or “override voting” (i.e., voting all MSIM portfolio shares in a manner contrary to the Policy); (2) review and approve upcoming votes, as appropriate, for matters for which specific direction has been provided in this Policy; and (3) determine how to vote matters for which specific direction has not been provided in this Policy.

Members of the Committee may take into account Research Providers’ recommendations and research as well as any other relevant information they may request or receive, including portfolio manager and/or analyst research, as applicable. Generally, proxies related to securities held in accounts that are managed pursuant to quantitative, index or index-like strategies (“Index Strategies”) will be voted in the same manner as those held in actively managed accounts, unless economic interests of the accounts differ. Because accounts managed using Index Strategies are passively managed accounts, research from portfolio managers and/or analysts related to securities held in these accounts may not be available. If the affected securities are held only in accounts that are managed pursuant to Index Strategies, and the proxy relates to a matter that is not described in this Policy, the Committee will consider all available information from the Research Providers, and to the extent that the holdings are significant, from the portfolio managers and/or analysts.

B. Material Conflicts of Interest

In addition to the procedures discussed above, if the Committee determines that an issue raises a material conflict of interest, the Committee will request a special committee to review, and recommend a course of action with respect to, the conflict(s) in question (“Special Committee”).

The Special Committee shall be comprised of the Chairperson of the Proxy Review Committee, the Chief Compliance Officer or his/her designee, a senior portfolio manager (if practicable, one who is a member of the Proxy Review Committee) designated by the Proxy Review Committee, and MSIM’s relevant Chief Investment Officer or his/her designee, and any other persons deemed necessary by the Chairperson. The Special Committee may request the assistance of MSIM’s General Counsel or his/her designee who will have sole discretion to cast a vote. In addition to the research provided by Research Providers, the Special Committee may request analysis from MSIM Affiliate investment professionals and outside sources to the extent it deems appropriate.

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C. Identification of Material Conflicts of Interest

A potential material conflict of interest could exist in the following situations, among others:

1. The issuer soliciting the vote is a client of MSIM or an affiliate of MSIM and the vote is on a material matter affecting the issuer.

2. The proxy relates to Morgan Stanley common stock or any other security issued by Morgan Stanley or its affiliates except if echo voting is used, as with MSIM Funds, as described herein.

3. Morgan Stanley has a material pecuniary interest in the matter submitted for a vote (e.g., acting as a financial advisor to a party to a merger or acquisition for which Morgan Stanley will be paid a success fee if completed).

If the Chairperson of the Committee determines that an issue raises a potential material conflict of interest, depending on the facts and circumstances, the Chairperson will address the issue as follows:

1. If the matter relates to a topic that is discussed in this Policy, the proposal will be voted as per the Policy.

2. If the matter is not discussed in this Policy or the Policy indicates that the issue is to be decided case-by-case, the proposal will be voted in a manner consistent with the Research Providers, provided that all the Research Providers have the same recommendation, no portfolio manager objects to that vote, and the vote is consistent with MSIM’s Client Proxy Standard.

3. If the Research Providers’ recommendations differ, the Chairperson will refer the matter to the Committee to vote on the proposal. If the Committee determines that an issue raises a material conflict of interest, the Committee will request a Special Committee to review and recommend a course of action, as described above. Notwithstanding the above, the Chairperson of the Committee may request a Special Committee to review a matter at any time as he/she deems necessary to resolve a conflict.

D. Proxy Voting Reporting

The Committee and the Special Committee, or their designee(s), will document in writing all of their decisions and actions, which documentation will be maintained by the Committee and the Special Committee, or their designee(s), for a period of at least 6 years. To the extent these decisions relate to a security held by a MSIM Fund, the Committee and Special Committee, or their designee(s), will report their decisions to each applicable Board of Trustees/Directors of those Funds at each Board’s next regularly scheduled Board meeting. The report will contain information concerning decisions made by the Committee and Special Committee during the most recently ended calendar quarter immediately preceding the Board meeting.

The Corporate Governance Team will timely communicate to applicable portfolio managers and to ISS, decisions of the Committee and Special Committee so that, among other things, ISS will vote proxies consistent with their decisions.

MSIM will promptly provide a copy of this Policy to any client requesting it. MSIM will also, upon client request, promptly provide a report indicating how each proxy was voted with respect to securities held in that client’s account.

MSIM’s Legal Department is responsible for filing an annual Form N-PX on behalf of each MSIM Fund for which such filing is required, indicating how all proxies were voted with respect to such Fund’s holdings.

APPENDIX A

The following procedures apply to accounts managed by Morgan Stanley AIP GP LP (“AIP”).

Generally, AIP will follow the guidelines set forth in Section II of MSIM’s Proxy Voting Policy and Procedures. To the extent that such guidelines do not provide specific direction, or AIP determines that consistent with the Client Proxy Standard, the guidelines should not be followed, the Proxy Review Committee has delegated the voting authority to vote securities held by accounts managed by AIP to the Liquid Markets investment team and the Private Markets investment team of AIP. A summary of decisions made by the

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investment teams will be made available to the Proxy Review Committee for its information at the next scheduled meeting of the Proxy Review Committee.

In certain cases, AIP may determine to abstain from determining (or recommending) how a proxy should be voted (and therefore abstain from voting such proxy or recommending how such proxy should be voted), such as where the expected cost of giving due consideration to the proxy does not justify the potential benefits to the affected account(s) that might result from adopting or rejecting (as the case may be) the measure in question.

Waiver of Voting Rights

For regulatory reasons, AIP may either 1) invest in a class of securities of an underlying fund (the “Fund”) that does not provide for voting rights; or 2) waive 100% of its voting rights with respect to the following:

1. Any rights with respect to the removal or replacement of a director, general partner, managing member or other person acting in a similar capacity for or on behalf of the Fund (each individually a “Designated Person,” and collectively, the “Designated Persons”), which may include, but are not limited to, voting on the election or removal of a Designated Person in the event of such Designated Person’s death, disability, insolvency, bankruptcy, incapacity, or other event requiring a vote of interest holders of the Fund to remove or replace a Designated Person; and

2. Any rights in connection with a determination to renew, dissolve, liquidate, or otherwise terminate or continue the Fund, which may include, but are not limited to, voting on the renewal, dissolution, liquidation, termination or continuance of the Fund upon the occurrence of an event described in the Fund’s organizational documents; provided, however, that, if the Fund’s organizational documents require the consent of the Fund’s general partner or manager, as the case may be, for any such termination or continuation of the Fund to be effective, then AIP may exercise its voting rights with respect to such matter.

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PART C—OTHER INFORMATION

Item 25: Financial Statements and Exhibits

     (1) Financial Statements:

  Included in Part A:

Financial Highlights

Included in Part B:

Incorporated by reference to the Annual Report dated July 31, 2008. Filed electronically pursuant to Section 30(b)(2) of the Investment Company Act of 1940.

Report of Independent Registered Public Accounting Firm; Audited Financial Statements as of July 31, 2008; Notes to Audited Financial Statements

     (2) Exhibits

(a)(1)	Amended and Restated Declaration of Trust dated September 19, 1989(1)
(2)	Certificate of Amendment dated October 11, 1995(1)
(3)	Certificate of Amendment dated July 16, 1998(7)
(4)	Certificate of Amendment dated June 12, 2003(6)
(5)	Certificate of Amendment dated June 15, 2004(12)
(6)	Certificate of Amendment dated October 3, 2007(12)
(b)	Amended and Restated By-laws(13)
(d)(1)	Specimen Certificate of Class A Share of Registrant(9)
(2)	Specimen Certificate of Class B Share of Registrant(9)
(3)	Specimen Certificate of Class C Share of Registrant(9)
(4)	Specimen Certificate of Class IB Share of Registrant(9)
(5)	Specimen Certificate of Class IC Share of Registrant(9)
(g)(1)	Investment Advisory Agreement(2)
(2)	Amendment to Investment Advisory Agreement dated June 1, 2004(8)
(h)(1)	Amended and Restated Distribution and Service Agreement(12)
(2)	Form of Dealer Agreement(9)
(i)(1)	Form of Trustee Deferred Compensation Plan(5)
(2)	Form of Trustee Retirement Plan(5)
(j)(1)(i)	Custodian Contract(2)
(ii)	Amendment to Custodian Contract dated May 24, 2001(10)
(iii)	Amendment to Custodian Contract dated October 3, 2005(10)
(2)	Amended and Restated Transfer Agency and Service Agreement(12)
(k)(1)	Administration Agreement(2)
(2)	Amended and Restated Legal Services Agreement(13)
(3)	Amended and Restated Revolving Credit and Security Agreement dated July 14, 2006(11)
(4)	Amendment to Amended and Restated Revolving Credit and Security Agreement dated July 13, 2007(12)
(5)	Form of Amendment to Amended and Restated Revolving Credit and Security Agreement dated August 13, 2007(12)

(6)	Form of Second Amended and Restated Revolving Credit and Security Agreement dated July 31, 2008(13)
(7)	Distribution Plan(9)
(8)	Amended and Restated Service Plan(9)
(9)	First Amended and Restated Multi-Class Plan(10)
(l)(1)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP regarding Class A Shares, Class B Shares and Class C Shares(9)
(2)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP regarding former Class B Shares (now Class IB Shares) and former Class C Shares (now Class IC Shares)(6)
(3)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP regarding Class A Shares, Class B Shares and Class C Shares*
(n)	Consent of Deloitte & Touche LLP*
(p)	Letter of Investment Intent(1)
(r)(1)	Code of Ethics of the Investment Adviser and the Distributor(12)
(2)	Code of Ethics of the Fund(3)
(s)	Power of Attorney*

(1)	Incorporated by reference to the Fund’s Registration Statement on Form N-2, File Nos. 333-14499 and 811-5845, filed on October 21, 1996.

(2)	Incorporated by reference to Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, File Nos. 333-14999 and 811-5845, filed on November 13, 1997.

(3)	Incorporated by reference to Post-Effective Amendment No. 3 to the Fund’s Registration Statement on Form N-2, File Nos. 333-75911 and 811-5845, filed on November 8, 2000.

(4)	Incorporated by reference to Post-Effective Amendment No. 6 to the Fund’s Registration Statement on Form N-2, File Nos. 333-75911 and 811-5845, filed on November 27, 2002.

(5)	Incorporated by reference to Amendment No. 1 to the Fund’s Registration Statement on Form N-14, File Nos. 333-103330 and 811-5845, filed on March 11, 2003.

(6)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, File Nos. 333-104959 and 811-5845, filed on June 12, 2003.

(7)	Incorporated by reference to Post-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2, File Nos. 333-104959 and 811-5845, filed on November 26, 2003.

(8)	Incorporated by reference to the Fund’s Schedule TO filed on June 18, 2004.

(9)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on February 15, 2005.

(10)	Incorporated by reference to Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on November 28, 2005.

(11)	Incorporated by reference to Post-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on September 29, 2006.

(12)	Incorporated by reference to Post-Effective Amendment No. 4 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on November 28, 2007.

(13)	Incorporated by reference to Post-Effective Amendment No. 5 to the Fund’s Registration Statement on Form N-2, File Nos. 333-121061 and 811-5845, filed on November 26, 2008.

*  Filed herewith.

Item 26: Marketing Arrangements

See Exhibit h to this Registration Statement.

Item 27: Other Expenses of Issuance and Distribution

Securities and Exchange Commission fees	$0
Printing and engraving expenses*	$283,000
Legal fees*	$50,000
Audit expenses*	$4,500

Total	$337,500

* Estimated based on expenses incurred during the previous fiscal year.

Item 28: Persons Controlled by or under Common Control with Registrant

Not applicable

Item 29: Number of Holders of Securities

On September 30, 2008:

Title of Class	Number of Record Holders

Class A Shares	3,109
Class B Shares	998
Class C Shares	3,856
Class IB Shares	22,570
Class IC Shares	2,718

Item 30: Indemnification

Please see Article 5.3 of the Registrant’s Amended and Restated Declaration of Trust (Exhibit (a)(i)) for indemnification of Trustees and officers. Registrant’s Trustees and officers are also covered by an Errors and Omissions Policy. Section 5 of the Investment Advisory Agreement between the Fund and the Adviser provides that in the absence of willful misfeasance, bad faith or gross negligence in connection with the obligations or duties under the Investment Advisory Agreement or on the part of the Adviser, the Adviser shall not be liable to the Fund or to any shareholder of the Fund for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding or sale of any security. The Amended and Restated Distribution and Service Agreement provides that the Registrant shall indemnify the Principal Underwriter (as defined therein) and certain persons related thereto for any loss or liability arising from any alleged misstatement of a material fact (or alleged omission to state a material fact) contained in, among other things, the Registration Statement or Prospectus except to the extent the misstated fact or omission was made in reliance upon information provided by or on behalf of the Principal Underwriter. (See Section 7 of the Distribution and Service Agreement.)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant and the Adviser and any underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person or the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted against the Registrant by such Trustee, officer or controlling person or the Principal Underwriter in connection with the Shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

Item 31: Business and Other Connections of Investment Adviser

For information as to the business, profession, vocation or employment of a substantial nature of each of the officers and directors of the Adviser, reference is made to the Adviser’s current Form ADV (File No. 801-1669) filed under the Investment Advisers Act of 1940, as amended, incorporated herein by reference.

Item 32: Location of Accounts and Records

All accounts, books and other documents required by Section 31(a) of the Investment Company Act of 1940 and the rules and regulations thereunder to be maintained (i) by the Registrant, will be maintained at its offices, located at 522 Fifth Avenue, New York, New York 10036, Van Kampen Investor Services Inc., Harborside Financial Center, Plaza 2, Jersey City, New Jersey 07303-0947 or at the State Street Bank and Trust Company, 1776 Heritage Drive, North Quincy, Massachusetts; (ii) by the Adviser, will be maintained at its offices, located at 522 Fifth Avenue, New York, New York 10036; and (iii) all such accounts, books and other documents required to be maintained by the principal underwriter will be maintained by Van Kampen Funds Inc., at 1 Parkview Plaza — Suite 100, PO Box 5555, Oakbrook Terrace, Illinois 60181-5555.

Item 33: Management Services

Not applicable

Item 34: Undertakings

The Registrant hereby undertakes:

1.  Not applicable

2.  Not applicable

3.  Not applicable

4.  (a) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

5. If applicable:

(a) For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act of 1933, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6. To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, the Registrant, Van Kampen Senior Loan Fund, certifies that it meets all the requirements for effectiveness of this Amendment to the Registration Statement pursuant to Rule 486(b) under the 1933 Act and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of New York, and the State of New York, on the 19th day of December, 2008.

Van Kampen Senior Loan Fund

By:	/s/ Edward C. Wood, III
Edward C. Wood, III
President and Principal Executive Officer

Pursuant to the requirements of the 1933 Act, this amendment to the Registration Statement has been signed on December 19, 2008 by the following persons in the capacities indicated:

Signatures	Title

Principal Executive Officer:

/s/ Edward C. Wood, III Edward C. Wood, III	President and Principal Executive Officer

Principal Financial Officer:

/s/ Stuart N. Schuldt* Stuart N. Schuldt	Chief Financial Officer and Treasurer

Trustees:

/s/ David C. Arch* David C. Arch	Trustee

/s/ Jerry D. Choate* Jerry D. Choate	Trustee

/s/ Rod Dammeyer* Rod Dammeyer	Trustee

/s/ Linda Hutton Heagy* Linda Hutton Heagy	Trustee

/s/ R. Craig Kennedy* R. Craig Kennedy	Trustee

/s/ Howard J Kerr* Howard J Kerr	Trustee

/s/ Jack E. Nelson* Jack E. Nelson	Trustee

Signatures	Title

/s/ Hugo F. Sonnenschein* Hugo F. Sonnenschein	Trustee

/s/ Wayne W. Whalen* Wayne W. Whalen	Trustee

/s/ Suzanne H. Woolsey* Suzanne H. Woolsey	Trustee

* Signed by Lou Anne McInnis pursuant to a Power of Attorney filed herewith.

/s/ Lou Anne McInnis Attorney-in-Fact	December 19, 2008

SCHEDULE OF EXHIBITS TO FORM N-2
VAN KAMPEN SENIOR LOAN FUND

Exhibit
Number	Exhibit

(l)(3)	Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP
(n)	Consent of Deloitte & Touche LLP
(s)	Power of Attorney